Filed pursuant to Rule 424(b)(3)
File No. 333-150208

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

On March 16, 2008, The Bear Stearns Companies Inc. and JPMorgan Chase & Co. entered into a merger agreement pursuant to which BSC Merger Corporation, a wholly-owned subsidiary of JPMorgan Chase, will merge with Bear Stearns and Bear Stearns will become a subsidiary of JPMorgan Chase. On March 24, 2008, Bear Stearns and JPMorgan Chase announced amendments to the terms of the merger agreement and the transactions entered into in connection therewith. If the proposed merger is completed, you will have the right to receive 0.21753 of a share of JPMorgan Chase common stock for each share of Bear Stearns common stock you hold immediately prior to the merger.

In connection with amending the terms of the merger agreement, Bear Stearns and JPMorgan Chase also entered into a share exchange agreement pursuant to which Bear Stearns issued to JPMorgan Chase, on April 8, 2008, 95 million shares of its common stock (or 39.5% of its outstanding common stock after giving effect to the issuance) in exchange for the issuance by JPMorgan Chase to Bear Stearns of 20,665,350 shares of JPMorgan Chase common stock and the entry by JPMorgan Chase into an amendment to the merger agreement, the amended and restated guaranty agreement and the Federal Reserve Bank of New York guaranty described below. Under the amended and restated guaranty agreement, JPMorgan Chase agreed to guaranty liabilities of Bear Stearns and certain of its subsidiaries arising under revolving and term loans, contracts associated with Bear Stearns’ trading business and obligations to deliver cash, securities or property to customers pursuant to customary custody arrangements. The guaranty was designed to address widespread counterparty concerns about risk in transactions with Bear Stearns and has been essential in mitigating these concerns and aiding customer retention. Also on March 24, 2008, JPMorgan Chase entered into a separate guaranty under which it guarantied the borrowings of Bear Stearns and its subsidiaries from the Federal Reserve Bank of New York in order to ensure continued access by Bear Stearns to the borrowings at the facility established by the Federal Reserve Bank of New York for primary dealers.

The value of the merger consideration will fluctuate with the market price of JPMorgan Chase’s common stock. The exchange ratio in the merger is fixed and will not be adjusted to reflect stock price changes prior to the closing. Based on the closing price of JPMorgan Chase’s common stock on the New York Stock Exchange on March 20, 2008, the last trading day before public announcement of the amendment to the merger agreement, the 0.21753 exchange ratio represented approximately $10.00 in value for each share of Bear Stearns common stock. Based on the closing price of JPMorgan Chase’s common stock on April 25, 2008 of $47.79, the 0.21753 exchange ratio represented approximately $10.40 in value for each share of Bear Stearns common stock. You should obtain current stock price quotations for JPMorgan Chase common stock and Bear Stearns common stock. JPMorgan Chase common stock is quoted on the New York Stock Exchange under the symbol “JPM”. Bear Stearns common stock is quoted on the New York Stock Exchange under the symbol “BSC”.

We cannot complete the merger unless Bear Stearns’ common stockholders approve and adopt the merger agreement. Bear Stearns will hold a special meeting of its stockholders to vote on this merger proposal at Bear Stearns’ global headquarters located at 383 Madison Avenue, 2nd Floor, New York, New York at 10:00 a.m., local time, on May 29, 2008.

Your vote is important. Regardless of whether you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in this document. Failing to vote will have the same effect as voting against the merger. The Bear Stearns board of directors unanimously recommends that Bear Stearns stockholders vote “FOR” approval and adoption of the merger agreement.

This document describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including the “ Risk Factors” beginning on page 18 for a discussion of the risks relating to the proposed merger. You also can obtain information about our companies from documents that each of us has filed with the Securities and Exchange Commission.

If you have any questions concerning the merger, please contact Bear Stearns’ proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016. Call (800) 322-2885 (toll free) or (212) 929-5500 (collect).

ALAN D. SCHWARTZ
President and Chief Executive Officer
The Bear Stearns Companies Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the JPMorgan Chase common stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this document is April 28, 2008, and it is first being mailed or otherwise delivered to Bear Stearns stockholders on or about April 28, 2008.

THE BEAR STEARNS COMPANIES INC.

383 Madison Avenue

New York, New York 10179

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of The Bear Stearns Companies Inc.:

The Bear Stearns Companies Inc. will hold a special meeting of stockholders at its global headquarters located at 383 Madison Avenue, 2nd Floor, New York, New York at 10:00 a.m., local time, on May 29, 2008 to consider and vote upon the following matters:

•

a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 16, 2008, by and between The Bear Stearns Companies Inc. and JPMorgan Chase & Co., as amended by Amendment No. 1 dated as of March 24, 2008 and as such agreement may be further amended from time to time; and

•

a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.

The Bear Stearns board of directors has fixed the close of business on April 18, 2008 as the record date for the special meeting. Only Bear Stearns stockholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting. In order for the merger to be approved, the holders of at least a majority of the shares of Bear Stearns common stock outstanding and entitled to vote thereon must vote in favor of approval and adoption of the merger agreement. As of the record date for the special meeting, JPMorgan Chase held 119,000,114 shares of Bear Stearns common stock, or approximately 49.43% of the shares of Bear Stearns common stock outstanding and entitled to vote on the merger. JPMorgan Chase agreed in the merger agreement that it would vote all of such shares of Bear Stearns common stock in favor of the approval and adoption of the merger agreement.

Your vote is very important. We cannot complete the merger unless Bear Stearns’ common stockholders approve and adopt the merger agreement. Failure to vote will have the same effect as voting against the merger.

Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope, or call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card or voting instruction card. If you hold your stock in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Bear Stearns common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked at any time before it is voted.

The enclosed document provides a detailed description of the merger, the merger agreement and related matters. We urge you to read the document, including any documents incorporated in the document by reference, and its appendices carefully and in their entirety. If you have any questions concerning the merger or the document, would like additional copies of the document or need help voting your shares of Bear Stearns common stock, please contact Bear Stearns’ proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free: (800) 322-2885

Email: proxy@mackenziepartners.com

The Bear Stearns board of directors has unanimously approved the merger and the merger agreement and unanimously recommends that Bear Stearns stockholders vote “FOR” approval and adoption of the merger agreement.

BY ORDER OF THE BOARD OF DIRECTORS,

Kenneth L. Edlow
Secretary

New York, New York

April 28, 2008

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about JPMorgan Chase and Bear Stearns from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017 Attention: Office of the Secretary Telephone: (212) 270-6000	The Bear Stearns Companies Inc. 383 Madison Avenue New York, New York 10179 Attention: Investor Relations Telephone: (866) 299-9331

You will not be charged for any of these documents that you request. Bear Stearns stockholders requesting documents must do so by May 23, 2008 in order to receive them before the special meeting.

See “Where You Can Find More Information” on page 85.

i

Page
Covenants and Agreements	56
Reasonable Best Efforts of Bear Stearns to Obtain the Required Stockholder Vote	58
Agreement Not to Solicit Other Offers	59
Asset Option	61
Employee Matters	61
D&O Indemnification and Insurance	62
Conditions to Complete the Merger	62
Termination of the Merger Agreement	63
Effect of Termination	63
Expenses and Fees	64
Amendment, Waiver and Extension of the Merger Agreement	64
Share Exchange Agreement	64
Operating Guaranty	64
Fed Guaranty Agreement	65
Guarantee and Collateral Agreement	65

ACCOUNTING TREATMENT	66

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	66

Tax Consequences of the Merger Generally	67
Backup Withholding	67

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION	68

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME	69

UNAUDITED PRO FORMA COMBINED BALANCE SHEET	70

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION	72

COMPARISON OF STOCKHOLDERS’ RIGHTS	79

COMPARATIVE MARKET PRICES AND DIVIDENDS	83

LEGAL MATTERS	84

EXPERTS	84

OTHER MATTERS	84

BEAR STEARNS 2008 ANNUAL MEETING	84

STOCKHOLDERS SHARING AN ADDRESS	84

WHERE YOU CAN FIND MORE INFORMATION	85

APPENDIX A
Agreement and Plan of Merger, dated as of March 16, 2008, by and between The Bear Stearns Companies Inc. and JPMorgan Chase & Co.	A-1

APPENDIX B
Amendment No. 1, dated as of March 24, 2008, to the Agreement and Plan of Merger, dated as of March 16, 2008, by and between The Bear Stearns Companies Inc. and JPMorgan Chase & Co.	B-1

APPENDIX C
Opinion of Lazard Frères & Co. LLC	C-1

ii

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETING

Q:	Why am I receiving this document and proxy card?

A:	You are being asked to approve and adopt the merger agreement, dated as of March 16, 2008, by and between JPMorgan Chase and Bear Stearns, as amended on March 24, 2008, pursuant to which, if the merger contemplated by the merger agreement is completed, Bear Stearns will become a subsidiary of JPMorgan Chase.

Q:	What do I need to do now?

A:	After you have carefully read this document and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting. If you hold stock in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible, or call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card or voting instruction card. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. “Street name” stockholders who wish to vote at the special meeting will need to obtain a proxy form from the institution that holds their shares.

Wilmington Trust Company acts as trustee for The Bear Stearns Companies Inc. 2008 Trust, which holds shares of Bear Stearns common stock underlying awards to employees granted under certain of Bear Stearns’ compensation plans, including The Bear Stearns Companies Inc. Capital Accumulation Plan for Senior Managing Directors and The Bear Stearns Companies Inc. Restricted Stock Unit Plan. Employees allocated shares held in the trust must submit their voting instructions for receipt by the trustee on or before May 23, 2008 by mail. If the trustee does not receive instructions by that date, it will vote uninstructed shares held in the trust in the same proportion as the voting instructions that it receives for shares held in the trust in connection with such plans. Employees allocated shares held in the trust after April 18, 2008 will not be able to submit voting instructions for such shares at the special meeting. On April 18, 2008, 26,886,551 shares were held in the trust in connection with such plans.

Custodial Trust Company acts as trustee for The Bear Stearns Companies Inc. Employee Stock Ownership Plan (referred to as the ESOP), which holds shares of Bear Stearns common stock. Employees allocated shares held in the plan must submit their voting instructions for receipt by the trustee on or before May 23, 2008 by mail. If the trustee does not receive instructions by that date, it will vote uninstructed shares held in the plan in the same proportion as the voting instructions that it receives for shares held in the plan; provided that if an independent fiduciary is appointed for the ESOP, the independent fiduciary, in its capacity as trustee of the ESOP, shall determine how any uninstructed shares are voted. Employees allocated shares held in the plan after April 18, 2008 will not be able to submit voting instructions for such shares at the special meeting. On April 18, 2008, 1,708,230 shares were held in the plan.

Q:	What is the vote required to approve the merger agreement?

A:	Approval and adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Bear Stearns common stock as of the close of business on April 18, 2008, the record date for the special meeting. As of the record date for the special meeting, JPMorgan Chase held 119,000,114 shares of Bear Stearns common stock, or approximately 49.43% of the shares of Bear Stearns common stock outstanding and entitled to vote on the merger. JPMorgan Chase has agreed in the merger agreement that it will vote all of such shares of Bear Stearns common stock in favor of the approval and adoption of the merger agreement.

Q:	Why is my vote important?

A:	If you do not vote or fail to instruct your bank or broker how to vote, it will be more difficult for us to obtain the necessary quorum to hold our special meeting. In addition, your failure to vote or failure to instruct your bank or broker how to vote will have the same effect as a vote against approval and adoption of the merger agreement. The merger agreement must be approved and adopted by the holders of a majority of the outstanding shares of Bear Stearns common stock entitled to vote at the special meeting. The Bear Stearns board of directors unanimously recommends that you vote to approve and adopt the merger agreement.

Q:	If my shares of common stock are held in street name by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker as to how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:	What if I abstain from voting or fail to instruct my bank or broker?

A:	If you abstain from voting or fail to instruct your bank or broker, the abstention will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against approval and adoption of the merger agreement.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Bear Stearns common stock can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without Bear Stearns’ express written consent.

Q:	Can I change my vote?

A:	Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to the Secretary of Bear Stearns, (3) voting again by telephone or the Internet or (4) attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Bear Stearns after the vote will not affect such vote. The Bear Stearns Secretary’s mailing address is 383 Madison Avenue, New York, New York 10179. If you hold your stock in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.

Q:	If I am a Bear Stearns stockholder, should I send in my Bear Stearns stock certificates now?

A:	No. Please do not send in your Bear Stearns stock certificates with your proxy. After the merger, JPMorgan Chase will send you instructions for exchanging Bear Stearns stock certificates for the merger consideration. Unless Bear Stearns stockholders specifically request to receive JPMorgan Chase stock certificates, the shares of JPMorgan Chase stock they receive in the merger will be issued in book-entry form.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger by June 30, 2008. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Bear Stearns’ stockholders at the special meeting and the necessary regulatory approvals.

Q:	Whom should I call with questions?

A:	If you have any questions concerning the merger or this document, would like additional copies of this document or need help voting your shares of Bear Stearns common stock, please contact: MacKenzie Partners, Inc., Bear Stearns’ proxy solicitor, at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free).

SUMMARY

This summary highlights selected information from this document. It may not contain all of the information that is important to you. We urge you to carefully read the entire document, including the appendices, and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 85. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

In the Merger, Bear Stearns Stockholders Will Have a Right to Receive 0.21753 of a Share of JPMorgan Chase Common Stock Per Share of Bear Stearns Common Stock (page 52)

We are proposing the merger of BSC Merger Corporation, which is a wholly-owned subsidiary of JPMorgan Chase, with and into Bear Stearns. If the merger is completed, you will have the right to receive 0.21753 of a share of JPMorgan Chase common stock for each share of Bear Stearns common stock you hold immediately prior to the merger. JPMorgan Chase will not issue any fractional shares of JPMorgan Chase common stock in the merger. Bear Stearns stockholders who would otherwise be entitled to a fractional share of JPMorgan Chase common stock will instead receive an amount in cash based on the average of the closing sale prices of JPMorgan Chase common stock on the five trading days immediately prior to the date on which the merger is completed.

Example: If you hold 100 shares of Bear Stearns common stock, you will have a right to receive 21 shares of JPMorgan Chase common stock and a cash payment instead of the 0.753 shares of JPMorgan Chase common stock that you otherwise would have received (i.e., 100 shares x 0.21753 = 21.753 shares).

What Holders of Bear Stearns Stock Options and Other Equity-Based Awards Will Receive (page 52)

When we complete the merger, Bear Stearns stock options, restricted stock units, Capital Accumulation Plan units (or Cap units) and deferred equity units that are outstanding immediately before completion of the merger will become stock options, restricted stock units, Cap units and deferred equity units with respect to shares of JPMorgan Chase common stock. The number of common shares subject to these stock options, restricted stock units, Cap units and deferred equity units, and the exercise price of the Bear Stearns stock options, will be adjusted based on the exchange ratio of 0.21753. Notwithstanding the foregoing, Bear Stearns and JPMorgan Chase have agreed to consider providing holders of restricted stock units and Cap units with the right to elect prior to completion of the merger to have outstanding awards distributed in cash (rather than stock) at the same time the units would have settled absent such election, and otherwise subject to the same terms and conditions of the applicable plans and award agreements, as amended.

The Merger Will Be Taxable to Bear Stearns Stockholders (page 66)

The merger generally will be a taxable transaction to you, and you will generally recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the value of the JPMorgan Chase common stock plus the amount of any cash received instead of fractional shares of JPMorgan Chase common stock and (ii) your adjusted tax basis in the shares of Bear Stearns common stock exchanged in the merger.

The federal income tax consequences described above may not apply to all holders of Bear Stearns common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Lazard Frères & Co. LLC Has Provided an Opinion to the Bear Stearns Board of Directors Regarding the Merger Consideration (page 39 and Appendix C)

Bear Stearns’ financial advisor, Lazard Frères & Co. LLC, which is referred to as Lazard, delivered an opinion to Bear Stearns’ board of directors that, as of the date of the fairness opinion and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth in such opinion (some of which are non-customary due to the unique circumstances in which the merger was negotiated), the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Bear Stearns common stock (other than holders of excluded shares (as defined in Lazard’s opinion), which are referred to as “excluded shares”).

The full text of the written opinion of Lazard, dated March 24, 2008, which sets forth assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken in connection with its opinion (some of which are non-customary due to the unique circumstances in which the merger was negotiated), is attached as Appendix C. Lazard provided its opinion for the information and assistance of Bear Stearns’ board of directors in connection with its consideration of the merger. The Lazard opinion was not intended as and is not a recommendation as to how any holder of Bear Stearns common stock should vote or act in connection with the merger or any related matter. We encourage you to read the opinion, which is attached as Appendix C, and the Section “The Merger—Opinion of Bear Stearns’ Financial Advisor” beginning on page 39 carefully and in their entirety.

The Bear Stearns Board of Directors Unanimously Recommends that Bear Stearns Stockholders Vote “FOR” Approval and Adoption of the Merger Agreement (page 37)

The Bear Stearns board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Bear Stearns and its stockholders and has unanimously approved the merger and the merger agreement. The Bear Stearns board of directors unanimously recommends that Bear Stearns stockholders vote “FOR” approval and adoption of the merger agreement. All of the members of the board of directors of Bear Stearns have indicated their intention as of April 18, 2008 to vote shares of Bear Stearns common stock they own (or have the power to vote or direct the vote) as of the record date (if any) in favor of the approval and adoption of the merger agreement.

Bear Stearns’ Officers and Directors Have Financial Interests in the Merger That Differ From Your Interests (page 49)

Some of Bear Stearns’ executive officers and directors have financial interests in the merger that are different from, or in addition to, those of Bear Stearns’ stockholders generally. These interests include: (1) the effects of the merger on the equity-based awards held by Bear Stearns’ executive officers; (2) the rights of Bear Stearns’ executive officers (other than Alan C. Greenberg, Jeffrey Mayer, Samuel L. Molinaro and Alan D. Schwartz) under the severance pay schedule and retention guidelines adopted by JPMorgan Chase and Bear Stearns, which are generally applicable to all employees of Bear Stearns; (3) the oral agreements that Messrs. Greenberg and Mayer have with JPMorgan Chase; and (4) the indemnification and insurance provisions of the merger agreement. Executive officers other than Messrs. Greenberg and Mayer may have had and/or may have conversations from time to time with JPMorgan Chase regarding employment and/or retention opportunities with JPMorgan Chase, which could result in such executive officers entering into arrangements with JPMorgan Chase.

For purposes of all of the Bear Stearns equity compensation plans (other than the stock option plan), the completion of the transactions contemplated by the merger agreement will constitute a change in control. The restricted stock units, Cap units and deferred equity units that were granted to Bear Stearns’ executive officers, to the extent not vested, will not become vested solely by reason of the completion of the transactions contemplated by the merger agreement. Rather, accelerated vesting of the restricted stock units, Cap units and deferred equity units will occur if, during the one-year period following consummation of the merger, the executive officer’s employment is terminated without Cause or the executive officer resigns for Good Reason (as such terms are defined in the applicable plans). Completion of the merger will not constitute a change of control under Bear Stearns’ stock option plan.

If Alan C. Greenberg, Jeffrey M. Farber, Jeffrey Mayer, Samuel L. Molinaro, Alan D. Schwartz and Michael D. Solender are terminated without Cause or resign for Good Reason (as those terms are defined in The Bear Stearns Companies Inc. Capital Accumulation Plan for Senior Managing Directors, as amended) during the one-year period following consummation of the merger, the unvested Cap units held by Messrs. Greenberg, Farber, Mayer, Molinaro, Schwartz and Solender will become fully vested. Based upon the exchange ratio in the merger agreement and the closing price of the JPMorgan Chase common stock on April 18, 2008, the aggregate value of the unvested Cap units held by Messrs. Greenberg, Farber, Mayer, Molinaro, Schwartz and Solender would be $739,616, $197,512, $814,865, $975,749, $1,327,916 and $250,694, respectively. Messrs. Greenberg, Farber, Mayer, Molinaro, Schwartz and Solender do not hold any restricted stock units or deferred equity units. All of the equity awards that were granted to Bear Stearns’ non-employee directors (other than James E. Cayne) are fully vested. Mr. Cayne retired in January 2008, and as a result of his retirement, all of his unvested Cap units will continue to vest in accordance with the original vesting schedule, subject to Mr. Cayne’s compliance with applicable restrictive covenants contained in the applicable plans and awards.

Bear Stearns’ Stockholders Do Not Have Dissenters’ Appraisal Rights in the Merger (page 47)

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the Delaware General Corporation Law. As a result of one of these exceptions, the holders of Bear Stearns common stock are not entitled to dissenters’ appraisal rights in the merger.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 62)

Currently, we expect to complete the merger by June 30, 2008. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval and adoption of the merger agreement by Bear Stearns’ stockholders and the receipt of certain required regulatory approvals.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 63)

We may mutually agree to terminate the merger agreement before completing the merger, even after receiving stockholder approval, as long as the termination is approved by each of our boards of directors.

In addition, either of us may decide to terminate the merger agreement, even after receiving stockholder approval, if:

•	a governmental entity or court with jurisdiction issues a non-appealable final order prohibiting or making illegal the merger;

•	a governmental entity that must grant a regulatory approval that is a condition to the completion of the merger denies such approval of the merger and such denial has become final and non-appealable;

•

the other party breaches the merger agreement in a way that would grant the party seeking to terminate the agreement the right not to consummate the merger, subject to the right of the breaching party to cure the breach within 30 days following written notice (unless it is not possible due to the nature or timing of the breach for the breaching party to cure the breach);

•

the merger has not been completed on or before March 16, 2009, unless the reason the merger has not been completed by that date is a breach of the merger agreement by the party seeking to terminate the merger agreement; or

•

both (1) the approval and adoption of the merger agreement by Bear Stearns stockholders has not been obtained at a meeting of Bear Stearns stockholders held for such purpose and (2) 120 days have elapsed from the date of such stockholders meeting (provided that the parties may agree to extend the 120-day period).

JPMorgan Chase may terminate the merger agreement if:

•	the Bear Stearns board of directors withdraws or adversely changes its recommendation of the merger;

•	Bear Stearns breaches its agreement not to solicit or recommend other offers or fails to hold the special meeting for the purpose of approving and adopting the merger agreement; or

•

a governmental entity or court with jurisdiction shall have issued an Injunction (as defined on page 63); provided that such termination shall not become effective until the later to occur of (1) 120 days following the date such Injunction becomes final and nonappealable and (2) the earliest to occur of (A) the 60th day following the date of the Bear Stearns stockholders meeting called to approve and adopt the merger agreement and (B) the 180th day following the date the Injunction became final and nonappealable.

JPMorgan Chase and Bear Stearns Have Entered into a Share Exchange Agreement (page 64)

On March 24, 2008, JPMorgan Chase and Bear Stearns, in connection with entering into the amendment to the merger agreement, entered into a share exchange agreement, under which JPMorgan Chase agreed to purchase 95 million newly issued shares of Bear Stearns common stock, or 39.5% of the outstanding Bear Stearns common stock after giving effect to the issuance, in exchange for the issuance of 20,665,350 shares of JPMorgan Chase common stock to Bear Stearns and the entry by JPMorgan Chase into the amendment to the merger agreement, the amended and restated guaranty (referred to as the operating guaranty) and a guaranty (referred to as the Fed guaranty) in favor of the Federal Reserve Bank of New York (referred to as the New York Fed). JPMorgan Chase and Bear Stearns completed the transactions contemplated by the share exchange agreement on April 8, 2008.

Regulatory Approvals Required for the Merger (page 47)

We have agreed to use our reasonable best efforts to obtain all regulatory approvals, including all antitrust clearances, required to complete the transactions contemplated by the merger agreement. These approvals include approval from or notices to the Securities and Exchange Commission (referred to as the SEC), the Financial Industry Regulatory Authority (referred to as FINRA), the Federal Energy Regulatory Commission (referred to as FERC), the Financial Services Authority (referred to as the FSA), the Financial Services Agency of Japan, the Board of Governors of the Federal Reserve System (referred to as the Federal Reserve Board), the Commodity Futures Trading Commission (referred to as the CFTC), the Department of Justice (referred to as the DOJ), the Federal Trade Commission (referred to as the FTC), various foreign and state securities authorities, and various other federal, state and foreign antitrust and regulatory authorities and self-regulatory organizations. JPMorgan Chase and Bear Stearns have completed the filing of applications and notifications to obtain the required regulatory approvals.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

Board of Directors and Executive Officers of JPMorgan Chase following Completion of the Merger (page 46)

The directors of Bear Stearns and its subsidiaries will resign as of the effective time of the merger. The composition of JPMorgan Chase’s board of directors and executive officers is not anticipated to change in connection with the completion of the merger.

The Rights of Bear Stearns Stockholders will Change as a Result of the Merger (page 79)

The rights of Bear Stearns stockholders will change as a result of the merger due to differences in JPMorgan Chase’s and Bear Stearns’ governing documents. This document contains descriptions of the material differences in stockholder rights under each of the JPMorgan Chase and Bear Stearns governing documents.

Bear Stearns will Hold its Special Meeting on May 29, 2008 (page 21)

The special meeting will be held on May 29, 2008, at 10:00 a.m. local time, at Bear Stearns’ global headquarters located at 383 Madison Avenue, 2nd Floor, New York, New York. At the special meeting, Bear Stearns stockholders will be asked to:

•	approve and adopt the merger agreement; and

•

approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.

Record Date. Only holders of record at the close of business on April 18, 2008 will be entitled to vote at the special meeting. Each share of Bear Stearns common stock is entitled to one vote. As of the record date, there were 240,739,293 shares of Bear Stearns common stock entitled to vote at the special meeting.

Required Vote. To approve and adopt the merger agreement, the holders of a majority of the outstanding shares of Bear Stearns common stock entitled to vote must vote in favor of approving and adopting the merger agreement. Because approval is based on the affirmative vote of a majority of shares outstanding, a Bear Stearns stockholder’s failure to vote or an abstention will have the same effect as a vote against approval and adoption of the merger agreement.

Approval of any necessary adjournment of the special meeting may be obtained by the affirmative vote of the holders of a majority of the shares present in person or by proxy at the special meeting, even if less than a quorum. Because approval of such adjournment is based on the affirmative vote of a majority of shares present in person or by proxy at the special meeting, abstentions will have the same effect as a vote against this proposal.

As of the record date for the special meeting, JPMorgan Chase held 119,000,114 shares of Bear Stearns common stock, or approximately 49.43% of the shares of Bear Stearns common stock outstanding and entitled to vote on the merger. JPMorgan Chase agreed in the merger agreement that it would vote all of such shares of Bear Stearns common stock in favor of the approval and adoption of the merger agreement.

As of the record date, directors and executive officers of Bear Stearns and their affiliates had the right to vote 3,252,502 shares of Bear Stearns common stock, or 1.35% of the outstanding shares of Bear Stearns common stock entitled to be voted at the special meeting. All of the members of the Bear Stearns board of directors have indicated their intention as of April 18, 2008 to vote the shares of Bear Stearns common stock they own (or have the power to vote or direct the vote) as of the record date (if any) in favor of the approval and adoption of the merger agreement. As of the record date, the directors of Bear Stearns had the right to vote 2,535,503 shares of Bear Stearns common stock, or approximately 1.05% of the outstanding shares of Bear Stearns common stock at that date. As of the record date, directors and executive officers of JPMorgan Chase and their affiliates had the right to vote 58 shares of Bear Stearns common stock entitled to be voted at the special meeting.

Litigation Relating to the Merger (page 48)

Beginning March 17, 2008, various Bear Stearns stockholders filed several purported class action lawsuits against Bear Stearns, its board of directors and certain of Bear Stearns’ present and former executive officers. Among other things, these actions allege that the individual defendants breached their fiduciary duties and obligations to Bear Stearns’ stockholders by agreeing to the proposed merger. Five of these actions have been filed and consolidated in the Supreme Court of the State of New York under the caption In re Bear Stearns Litigation. Two actions have been filed in the Delaware Court of Chancery and the Delaware plaintiffs filed a motion to consolidate their cases in Delaware, which motion was subsequently granted. JPMorgan Chase is named as a defendant in certain of these cases. In each of these actions, plaintiffs sought, among other things, to enjoin the proposed merger and enjoin JPMorgan Chase from voting the 95 million shares acquired pursuant to the share exchange agreement. The plaintiffs also sought other injunctive relief and an unspecified amount of compensatory damages. On April 9, 2008, the Delaware Chancery Court granted JPMorgan Chase and Bear Stearns’ motion to stay the Delaware action in favor of the New York action, at least until the preliminary injunction motion is resolved. Subsequently, the plaintiffs in the Delaware action intervened in the New York action and agreed to dismiss the Delaware action.

On April 24, 2008, plaintiffs in the New York action filed a second consolidated amended complaint (1) alleging claims for breach of fiduciary duty against the Bear Stearns directors, (2) for a declaratory judgment and to set aside the share exchange agreement, (3) for aiding and abetting breach of fiduciary duty, for breach of fiduciary duty as alleged controlling stockholder, and for unjust enrichment against JPMorgan Chase, (4) for injunctive relief and (5) for equitable assessment of attorneys fees and expenses against all defendants. The complaint also included, among other things, allegations that a preliminary version of this document omitted certain allegedly material information. Also on April 24, 2008, plaintiffs in the New York action filed a motion seeking (1) a preliminary injunction enjoining Bear Stearns from treating as validly issued, for purposes of voting or exercising rights to consent, all shares of Bear Stearns issued to JPMorgan Chase on or about April 8, 2008 pursuant to the share exchange agreement dated March 24, 2008 and (2) if the court enjoins the vote of such shares, requiring Bear Stearns to issue additional and supplemental disclosure prior to any stockholder vote on the merger, together with such other and further relief as the court deems just and proper.

Following the announcement of the merger, various Bear Stearns stockholders filed purported class action lawsuits against Bear Stearns, members of Bear Stearns’ executive committee and certain of Bear Stearns’ present and former executive officers in federal court in the Southern District of New York. The federal complaints allege various causes of action including violations of the federal securities laws and violations of the Employee Retirement Income Security Act (referred to as ERISA). In these cases, plaintiffs seek, among other things, an unspecified amount of compensatory damages and attorneys fees. Additionally, on April 10, 2008, an amended complaint was filed in a previously-filed shareholder derivative suit naming Bear Stearns’ directors and certain present and former executive officers. This amended complaint seeks, among other things, a declaration that the merger agreement is unlawful and unenforceable.

JPMorgan Chase and Bear Stearns and its directors each plan to defend themselves against the claims made in these lawsuits, which we believe to be without merit. Although we are unable at this time to determine the ultimate outcome of these lawsuits, injunctive relief or an adverse determination could affect our ability to complete the merger.

Information about the Companies (page 25)

JPMorgan Chase & Co.

JPMorgan Chase is a financial holding company incorporated under Delaware law in 1968. JPMorgan Chase is one of the largest banking institutions in the United States, with operations in more than 60 countries and, as of December 31, 2007, approximately $1.6 trillion in total consolidated assets and approximately $123 billion in stockholders’ equity.

JPMorgan Chase’s principal bank subsidiaries are JPMorgan Chase Bank, National Association, a national banking association with U.S. branches in 17 states, and Chase Bank USA, National Association, a national banking association that is JPMorgan Chase’s credit card–issuing bank. JPMorgan Chase’s principal nonbank subsidiary is J.P. Morgan Securities Inc., its U.S. investment banking firm. The bank and nonbank subsidiaries of JPMorgan Chase operate nationally as well as through overseas branches and subsidiaries, representative offices and subsidiary foreign banks. The firm is a leader in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management, and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase serves millions of consumers in the United States and many of the world’s most prominent corporate, institutional and government clients under its JPMorgan and Chase brands. The principal executive offices of JPMorgan Chase are located at 270 Park Avenue, New York, New York 10017, and its telephone number is (212) 270-6000. JPMorgan Chase’s website is www.jpmorganchase.com.

Additional information about JPMorgan Chase and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 85.

BSC Merger Corporation

BSC Merger Corporation, a wholly-owned subsidiary of JPMorgan Chase, which we refer to as Merger Sub, was formed solely for the purpose of consummating the merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Merger Sub are located at 270 Park Avenue, New York, New York 10017, and its telephone number is (212) 270-6000.

The Bear Stearns Companies Inc.

The Bear Stearns Companies Inc. was incorporated under the laws of the State of Delaware on August 21, 1985 and succeeded on October 29, 1985 to the business of Bear, Stearns & Co., a New York limited partnership. Bear Stearns is a holding company that, through its broker-dealer and international bank subsidiaries, principally Bear, Stearns & Co. Inc., Bear, Stearns Securities Corp., Bear, Stearns International Limited and Bear Stearns Bank plc, is a leading investment banking, securities and derivatives trading, clearance and brokerage firm serving corporations, governments, institutional and individual investors worldwide. In addition to conducting a substantial portion of its operating activities through certain of its regulated subsidiaries, Bear Stearns conducts significant activities through other wholly owned subsidiaries, including: Bear Stearns Global Lending Limited; Custodial Trust Company; Bear Stearns Financial Products Inc.; Bear Stearns Capital Markets Inc.; Bear Stearns Credit Products Inc.; Bear Stearns Forex Inc.; EMC Mortgage Corporation; Bear Stearns Commercial Mortgage, Inc.; Bear Stearns Investment Products Inc. and Bear Energy L.P. Bear Stearns’ business is conducted from its principal headquarters in New York City, its offices and branches throughout the United States, and international offices in Dublin, Hong Kong, London and Tokyo and other world financial centers.

The business of Bear Stearns includes: market-making and trading in U.S. government, government agency, corporate debt and equity, mortgage-related, asset-backed, municipal securities and high yield products; trading in options, futures, foreign currencies, interest rate swaps and other derivative products; securities, options and futures brokerage; providing securities clearance services; managing equity and fixed income assets for institutional and individual clients; financing customer activities; securities lending; securities and futures arbitrage; involvement in specialist and market-making activities on the NYSE, AMEX and ISE; underwriting and distributing securities; arranging for the private placement of securities; assisting in mergers, acquisitions, restructurings and leveraged transactions; making principal investments in leveraged acquisitions; engaging in commercial and residential mortgage loan origination and securitization activities; investment management and advisory services; fiduciary, custody, agency and securities research services.

The principal executive offices of Bear Stearns are located at 383 Madison Avenue, New York, New York 10179, and its telephone number is (212) 272-2000. Bear Stearns’ website is www.bearstearns.com.

Additional information about Bear Stearns and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 85.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following selected financial information is to aid you in understanding the financial aspects of the merger. The following tables present (1) selected consolidated historical financial data of JPMorgan Chase, (2) selected consolidated historical financial data of Bear Stearns and (3) selected unaudited pro forma combined financial data reflecting the merger. The consolidated historical financial data show the financial results actually achieved by JPMorgan Chase and Bear Stearns for the periods indicated. The unaudited pro forma combined financial data show financial results as they may have been if the merger had taken place at the beginning of the period presented and assuming the merger is accounted for as a purchase of Bear Stearns by JPMorgan Chase. The unaudited pro forma combined financial data are not necessarily indicative of results that actually would have occurred or that may occur in the future had the merger been completed on the dates indicated.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF JPMORGAN CHASE

(in millions, except per share and ratio data)

The selected consolidated historical financial data of JPMorgan Chase have been derived from the historical consolidated financial statements and related notes of JPMorgan Chase filed by JPMorgan Chase with the SEC. See “Where You Can Find More Information” beginning on page 85.

As of or for the year ended December 31,	2007	2006	2005	2004(d)	2003
Income statement
Noninterest revenue(a)	$44,966	$40,757	$34,693	$26,209	$20,384
Net interest income	26,406	21,242	19,555	16,527	12,807

Total net revenue	71,372	61,999	54,248	42,736	33,191
Provision for credit losses	6,864	3,270	3,483	2,544	1,540
Noninterest expense	41,703	38,843	38,926	34,336	21,878

Income from continuing operations before income tax expense	22,805	19,886	11,839	5,856	9,773
Income tax expense	7,440	6,237	3,585	1,596	3,209

Income from continuing operations	15,365	13,649	8,254	4,260	6,564
Income from discontinued operations(b)	—	795	229	206	155

Net income	$15,365	$14,444	$8,483	$4,466	$6,719

Average common shares outstanding:
Basic	3,404	3,470	3,492	2,780	2,009
Diluted	3,508	3,574	3,557	2,851	2,055

Performance ratios
Return on average assets(e)	1.06%	1.10%	0.72%	0.46%	0.87%
Return on average common equity(e)	13	13	8	6	16
Total equity to total assets at December 31,	7.9	8.6	8.9	9.1	6.0
Total average equity to total average assets	8.2	8.4	8.9	8.0	5.7
Dividend payout ratio	34	34	57	88	43
Per common share
Basic earnings per share
Income from continuing operations	$4.51	$3.93	$2.36	$1.51	$3.24
Net income	4.51	4.16	2.43	1.59	3.32
Diluted earnings per share
Income from continuing operations	$4.38	$3.82	$2.32	$1.48	$3.17
Net income	4.38	4.04	2.38	1.55	3.24
Cash dividends per common share	1.48	1.36	1.36	1.36	1.36
Book value at December 31,	36.59	33.45	30.71	29.61	22.10

	2007	2006	2005	2004(d)	2003
Selected balance sheet items as of December 31,
Trading assets	$491,409	$365,738	$298,377	$288,814	$252,871
Loans	519,374	483,127	419,148	402,114	214,766
Total assets	1,562,147	1,351,520	1,198,942	1,157,248	770,912
Deposits	740,728	638,788	554,991	521,456	326,492
Long-term debt	183,862	133,421	108,357	95,422	48,014
Common stockholders’ equity	123,221	115,790	107,072	105,314	45,145
Total stockholders’ equity	123,221	115,790	107,211	105,653	46,154

Capital ratios as of December 31,
Tier 1 capital ratio	8.4%	8.7%	8.5%	8.7%	8.5%
Total capital ratio	12.6	12.3	12.0	12.2	11.8
Leverage ratio	6.0	6.2	6.3	6.2	5.6
Market price per share of common stock(c) as of or for the year ended December 31,
Close	$43.65	$48.30	$39.69	$39.01	$36.73
High	53.25	49.00	40.56	43.84	38.26
Low	40.15	37.88	32.92	34.62	20.13

(a)	JPMorgan Chase adopted SFAS 157 in the first quarter of 2007. See Note 4 of JPMorgan Chase’s 2007 Annual Report on Form 10-K, which is incorporated by reference herein.
(b)	On October 1, 2006, JPMorgan Chase completed the exchange of selected corporate trust businesses for the consumer, business banking and middle-market banking businesses of The Bank of New York Company Inc. The results of operations of these corporate trust businesses are reported as discontinued operations for each period prior to 2007.
(c)	JPMorgan Chase’s common stock is listed and traded on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange. The high, low and closing prices of JPMorgan Chase’s common stock are from The New York Stock Exchange Composite Transaction Tape.
(d)	On July 1, 2004, Bank One Corporation merged with and into JPMorgan Chase. Accordingly, 2004 results include six months of the combined JPMorgan Chase results and six months of heritage JPMorgan Chase results.
(e)	Ratios based on net income amounts.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BEAR STEARNS

(in millions, except per share and ratio data)

The selected historical financial data of Bear Stearns have been derived from the historical consolidated financial statements and related notes of Bear Stearns filed by Bear Stearns with the SEC. See “Where You Can Find More Information” beginning on page 85.

For the year ended November 30,	2007	2006		2005	2004		2003
Income statement
Revenues, net of interest expense	$5,945	$9,227		$7,411	$6,813		$5,994
Noninterest expense	5,752	6,080		5,204	4,791		4,222

Income before income tax expense	193	3,147		2,207	2,022		1,772
Income tax expense (benefit)	(40)	1,093		745	677		616

Net income	$233	$2,054		$1,462	$1,345		$1,156

Average common shares outstanding(a):
Basic	130	132		130	127		128
Diluted	146	149		147	145		145

Performance ratios
Return on average common equity	1.8%	19.1%		16.5%	19.1%		20.2%
Total equity to total assets at November 30,	3.0	3.5		3.8	3.6		3.6
Per common share
Basic earnings per share	$1.68	$15.79		$11.42	$10.88		$9.44
Diluted earnings per share	1.52	14.27		10.31	9.76		8.52
Cash dividends per common share	1.28	1.12		1.00	0.85		0.74
Book value at November 30,	84.09	86.39	(e)	71.08	59.13		48.69
Selected balance sheet items as of November 30,
Financial instruments owned	$138,242	$125,168		$102,884	$78,397		$59,233
Total assets(b)	395,362	350,433		287,293	252,113		209,181
Long-term debt	68,538	54,570		43,490	36,843		29,430
Total stockholders’ equity	11,793	12,129		10,791	8,991		7,470
Ratios as of November 30,
Gross leverage ratio(c)	32.8x	26.5x		26.0x	27.7x	(f)	26.4x	(f)
Net adjusted leverage ratio(d)	19.3	13.6		13.1	12.9	(f)	11.3	(f)
Market price per share of common stock as of or for the year ended November 30,
Close	$99.70	$152.48		$110.99	$97.58		$72.46
High	171.51	158.60		114.47	98.55		82.55
Low	91.04	110.50		93.09	71.00		58.65

(a)	Common shares outstanding include units issued under certain stock compensation plans, which may be distributed as shares of common stock.
(b)	As of November 30, 2006, Bear Stearns elected, under FIN No. 39, “Offsetting Amounts Related to Certain Contracts,” to net cash collateral received or paid against its derivatives inventory, on a counterparty basis, provided that the legal right of offset exists. The Consolidated Balance Sheets as of November 30, 2005, 2004, and 2003, have been adjusted to conform to the current presentation.
(c)	Equals total assets divided by stockholders’ equity, inclusive of preferred and trust preferred equity. Bear Stearns views its trust preferred equity as a component of its equity capital base given the equity-like characteristics of the securities. Bear Stearns also receives rating agency equity credit for these securities.
(d)

Equals net adjusted assets divided by tangible equity capital, which excludes goodwill and intangible assets from both the numerator and the denominator, as equity used to support goodwill and intangible assets is not available to support the balance of Bear Stearns’ net assets. With respect to a comparative measure of financial risk and capital adequacy, Bear Stearns believes that the low-risk, collateralized nature of the items excluded in deriving net adjusted assets renders net adjusted leverage as the more relevant measure.

(e)	For book value purposes, at November 30, 2006, common stockholders’ equity was adjusted by $816 million and common stock outstanding was adjusted by 4.6 million units, which represents stock-based compensation associated with fiscal 2006 awards that was reflected in stockholders’ equity as of the grant date in December 2006 in accordance with SFAS No. 123(R), “Share-based Payment.” In years prior to fiscal 2006, stock-based compensation awards granted in December was included in stockholders’ equity at November year end. Bear Stearns changed the requisite service period associated with its 2007 stock-based compensation awards to align it with the vesting schedules. As a result, an adjustment to stockholders’ equity was not applicable.
(f)	Amounts presented are those reported in the financial statements in the respective years and do not reflect Bear Stearns’ 2006 election, under FIN No. 39 “Offsetting Amounts Related to Certain Contracts,” to net cash collateral received or paid against its derivatives inventory, on a counterparty basis.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF

JPMORGAN CHASE AND BEAR STEARNS

(In millions)

The following table presents selected unaudited pro forma combined financial information about JPMorgan Chase’s consolidated balance sheet and statement of income, after giving effect to the merger with Bear Stearns. The information under “Selected Unaudited Pro Forma Combined Income Statement” in the table below gives effect to the merger as if it had been completed on January 1, 2007. The information under “Selected Unaudited Pro Forma Combined Balance Sheet Items at Period End” in the table below assumes the merger was completed on December 31, 2007. This unaudited pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate of the combined financial information based on available financial information of JPMorgan Chase and Bear Stearns. See “Accounting Treatment” on page 66.

In addition, the unaudited pro forma combined financial information includes adjustments, which are preliminary and may be revised. The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company.

The information presented below should be read together with the historical consolidated financial statements of JPMorgan Chase and Bear Stearns, including the related notes, filed by each of them with the SEC, and with the consolidated historical financial data for JPMorgan Chase and Bear Stearns and the other unaudited pro forma financial information, including the related notes, appearing elsewhere in this document. See “Where You Can Find More Information” beginning on page 85 and “Unaudited Pro Forma Combined Financial Information” beginning on page 68. The unaudited pro forma combined financial data are not necessarily indicative of results that actually would have occurred or that may occur in the future had the merger been completed on the dates indicated.

As of or for the year ended December 31, 2007(a)
Selected unaudited pro forma combined income statement:
Noninterest revenue	$49,561
Net interest income	27,570

Total net revenue	77,131
Provision for credit losses	6,864
Noninterest expense	47,095

Income from continuing operations before income tax expense	23,172
Income tax expense	7,461

Income from continuing operations	$15,711

Selected unaudited pro forma combined balance sheet items at period end:
Trading assets	$631,996
Loans, net of allowance for loan losses	510,140
Total assets	1,947,700
Deposits	739,549
Long-term debt	251,702
Total stockholders’ equity	132,960

(a)	Information for Bear Stearns is as of or for the year ended November 30, 2007.

COMPARATIVE PER SHARE DATA

(Unaudited)

Presented below for JPMorgan Chase and Bear Stearns is historical, unaudited pro forma combined and pro forma equivalent per share financial data for the year ended 2007. This information should be read together with the consolidated financial statements and related notes of JPMorgan Chase and Bear Stearns that are incorporated by reference in this document and with the unaudited pro forma combined financial data included under “Unaudited Pro Forma Combined Financial Information” beginning on page 68.

	JPMorgan Chase(a)	Bear Stearns(a)	Pro forma combined(b)(c)	Per equivalent BSC Share(d)
Income from continuing operations for the year ended 2007:
Basic	$4.51	$1.68	$4.58	$1.00
Diluted	4.38	1.52	4.43	0.96
Dividends paid:
For the year ended 2007	1.48	1.28	1.48	0.32
Book value:
As of the year ended 2007	36.59	84.09	39.20	8.53

(a)	JPMorgan Chases’ historical per share data is as of or for the year ended December 31, 2007 and Bear Stearns’ comparable information is as of or for the year ended November 30, 2007.
(b)	The unaudited pro forma combined dividends per common share represent historical dividends per share for JPMorgan Chase only as no change in dividend policy is expected at this time.
(c)	The unaudited pro forma combined book value was calculated by dividing total unaudited pro forma combined equity by total unaudited pro forma combined equivalent shares outstanding as of December 31, 2007.
(d)	The Bear Stearns unaudited pro forma equivalent per share amounts are calculated by multiplying unaudited pro forma combined per common share amounts by the exchange ratio of 0.21753.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements, including statements about the financial condition, results of operations, earnings outlook and prospects of JPMorgan Chase, Bear Stearns and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either JPMorgan Chase or Bear Stearns to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth on page 18 under “Risk Factors,” as well as, among others, the following:

•	those discussed and identified in public filings with the SEC made by JPMorgan Chase or Bear Stearns;

•

the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule, and any changes to regulatory agencies’ outlook on, responses to and actions and commitments taken in connection with the merger and the agreements and arrangements related thereto;

•	the satisfaction or waiver of the conditions to complete the merger;

•	the extent and duration of continued economic and market disruptions;

•	adverse developments in the business and operations of Bear Stearns and/or JPMorgan Chase, including the loss of clients, customers and employees and counterparty and other business relationships;

•	the failure of Bear Stearns stockholders to approve the merger;

•	the risk that the businesses will not be integrated successfully;

•	disruption from the merger making it more difficult to maintain business and operational relationships;

•	increased competition and its effect on pricing, spending, third-party relationships and revenues;

•	the risk of new and changing regulation and/or regulatory actions in the U.S. and internationally; and

•	the exposure to litigation, including the possibility that litigation related to the merger agreement and related transactions could delay or impede the completion of the merger.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to JPMorgan Chase, Bear Stearns or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, JPMorgan Chase and Bear Stearns undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

RISK FACTORS

In addition to the other information included and incorporated by reference in this document, Bear Stearns’ stockholders should consider the matters described below in determining whether to approve and adopt the merger agreement.

The merger is subject to closing conditions, including stockholder approval, that, if not satisfied or waived, will result in the merger not being completed, which may result in material adverse consequences to Bear Stearns’ business and operations and significant risk to its ability to continue as a going concern.

The merger is subject to closing conditions, including the approval of Bear Stearns’ stockholders that, if not satisfied, will prevent the merger from being completed. The closing condition that Bear Stearns’ stockholders approve and adopt the merger agreement may not be waived under applicable law and must be satisfied for the merger to be completed. As of the record date for the special meeting, JPMorgan Chase held 119,000,114 shares of Bear Stearns common stock, or approximately 49.43% of the shares of Bear Stearns common stock outstanding and entitled to vote on the merger. JPMorgan Chase agreed in the merger agreement that it would vote all of such shares of Bear Stearns common stock in favor of the approval and adoption of the merger agreement. In addition, all of the members of the board of directors of Bear Stearns have indicated their intention as of April 18, 2008 to vote the shares of Bear Stearns common stock they own (or have the power to vote or direct the vote) as of the record date (if any) in favor of the approval and adoption of the merger agreement. If Bear Stearns’ stockholders do not approve and adopt the merger agreement and the merger is not completed, Bear Stearns’ financial viability could be seriously jeopardized, which would raise substantial doubt as to its ability to continue as a going concern.

JPMorgan Chase has provided an operating guaranty in respect of certain trading and other obligations of Bear Stearns and certain of its subsidiaries. In addition, JPMorgan Chase has provided the Fed guaranty to the New York Fed of Bear Stearns’ borrowings from the New York Fed at the Prime Dealer Discount Window. The two guaranties have provided liquidity and the support necessary for the financial stability and viability of Bear Stearns. In the event the stockholders of Bear Stearns do not vote in favor of the merger, the operating guaranty would, by its terms, terminate 120 days following such a “no” vote. JPMorgan Chase would also terminate the Fed guaranty under those circumstances. Absent the operating guaranty, Bear Stearns could face the increased risk of rapid loss of clients, customers and counterparties, and absent the Fed guaranty, Bear Stearns could be unable to obtain necessary funding. The lack of liquidity and the loss of clients, customers and counterparties could seriously jeopardize Bear Stearns’ financial viability, which would raise substantial doubt as to its ability to continue as a going concern. Accordingly, Bear Stearns could be forced to file for bankruptcy protection and to liquidate its assets, resulting in material adverse consequences for Bear Stearns’ stockholders, creditors and employees.

If the merger is not completed the $29 billion special funding facility to be provided by the New York Fed with respect to a pool of collateral currently owned by Bear Stearns would not take effect and any losses related thereto would remain with Bear Stearns.

In connection with the entry by Bear Stearns and JPMorgan Chase into the merger agreement, the New York Fed announced that it would provide to JPMorgan Chase a special funding facility secured by a pool of collateral consisting of investment grade securities (largely mortgage-related), residential and commercial mortgage loans classified as performing and related hedges held by Bear Stearns. Under this financing facility, JPMorgan Chase would bear the first $1 billion in losses associated with the collateral pool, and the New York Fed would provide $29 billion of funding on a non-recourse basis. This financing, and the New York Fed’s assumption of the collateral pool are contingent upon the completion of the merger. If the merger is not completed for any reason, including due to the failure to obtain stockholder approval, the New York Fed’s announced financing would not take effect and the related pool of collateral and any losses related thereto would remain with Bear Stearns.

The merger is subject to the receipt of consents and approvals from regulatory authorities that may impose conditions that could have an adverse effect on JPMorgan Chase or, if not obtained, could prevent completion of the merger.

Before the merger may be completed, various approvals or consents must be obtained from regulatory entities. These regulators may impose conditions on the completion of the merger or require changes to the terms of the merger. Although JPMorgan Chase and Bear Stearns do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of JPMorgan Chase following the merger.

Because the market price of JPMorgan Chase common stock will fluctuate, Bear Stearns stockholders cannot be sure of the market value of the merger consideration they will receive.

Upon completion of the merger, each share of Bear Stearns common stock will be converted into 0.21753 of a share of JPMorgan Chase common stock. Any change in the market price of JPMorgan Chase common stock prior to completion of the merger will affect the market value of the merger consideration that Bear Stearns stockholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, Bear Stearns stockholders will not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. Neither company is permitted to terminate the merger agreement or resolicit the vote of Bear Stearns stockholders solely because of changes in the market prices of either company’s stock. There will be no adjustment to the merger consideration for changes in the market price of either shares of JPMorgan Chase common stock or shares of Bear Stearns common stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of JPMorgan Chase common stock and for shares of Bear Stearns common stock.

We may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on our ability to successfully combine the businesses of JPMorgan Chase and Bear Stearns. To realize these anticipated benefits, after the completion of the merger, JPMorgan Chase expects to integrate Bear Stearns’ business into its own. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. The loss of key employees could adversely affect JPMorgan Chase’s ability to successfully conduct its business in the markets in which Bear Stearns now operates, which could have an adverse effect on JPMorgan Chase’s financial results and the value of its common stock. If JPMorgan Chase experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Bear Stearns to lose customers or cause customers to remove their accounts from Bear Stearns and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Bear Stearns and JPMorgan Chase during this transition period and for an undetermined period after consummation of the merger.

The market price of JPMorgan Chase common stock after the merger may be affected by factors different from those affecting the shares of Bear Stearns or JPMorgan Chase currently.

The businesses of JPMorgan Chase and Bear Stearns differ in material respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of JPMorgan Chase and Bear Stearns. For a discussion of the businesses of JPMorgan Chase and Bear Stearns and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” beginning on page 85.

The fairness opinion obtained by Bear Stearns from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

Bear Stearns has not obtained an updated fairness opinion as of the date of this document from Lazard, Bear Stearns’ financial advisor. Changes in the operations and prospects of Bear Stearns or JPMorgan Chase, general market and economic conditions and other factors that may be beyond the control of Bear Stearns and JPMorgan Chase, and on which the fairness opinion was based, may alter the value of Bear Stearns or JPMorgan Chase or the prices of shares of Bear Stearns common stock or JPMorgan Chase common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Bear Stearns does not anticipate asking its financial advisor to update its opinion, the March 24, 2008 opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. The opinion is included as Appendix C to this document. For a description of the opinion that Bear Stearns received from its financial advisor, please refer to “The Merger—Opinion of Bear Stearns’ Financial Advisor” on page 39. For a description of the other factors considered by the board of directors of Bear Stearns in determining to approve the merger, please refer to “The Merger—Bear Stearns’ Reasons for the Merger; Recommendation of the Bear Stearns Board of Directors” on page 37.

Bear Stearns, Bear Stearns’ directors and officers, and JPMorgan Chase are named parties to a number of actions relating to the merger.

A number of actions are pending in New York and Delaware state and federal courts relating to the merger. These include securities and ERISA class actions against Bear Stearns and current and former Bear Stearns directors and officers, and class-action complaints on behalf of a putative Bear Stearns shareholder class against Bear Stearns, Bear Stearns’ current directors and officers and JPMorgan Chase. Depending on the outcome, these actions could result in a court enjoining the merger or enjoining JPMorgan Chase from voting the 95 million shares of Bear Stearns common stock acquired pursuant to the share exchange agreement, or could otherwise impede the closing of the merger and could have adverse financial effects or cause reputational harm to Bear Stearns and JPMorgan Chase. See “The Merger—Litigation Relating to the Merger” on page 48.

THE BEAR STEARNS SPECIAL MEETING

This section contains information about the special meeting of Bear Stearns stockholders that has been called to consider and approve and adopt the merger agreement. All references to the merger agreement in this document mean the merger agreement as amended.

Together with this document, we are also sending you a notice of the special meeting and a form of proxy that is solicited by the Bear Stearns board of directors. The special meeting will be held on May 29, 2008 at 10:00 a.m., local time, at Bear Stearns’ global headquarters located at 383 Madison Avenue, 2nd Floor, New York, New York.

Matters to Be Considered

At the special meeting of stockholders, you will be asked to consider and vote upon the following matters:

•

a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 16, 2008, by and between The Bear Stearns Companies Inc. and JPMorgan Chase & Co., as amended by Amendment No. 1 dated as of March 24, 2008 and as such agreement may be further amended from time to time; and

•

a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.

Proxies

Each copy of this document mailed to holders of Bear Stearns common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a stockholder of record, you should complete and return the proxy card accompanying this document, or call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card or voting instruction card, regardless of whether you plan to attend the special meeting.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Bear Stearns’ Secretary, (3) voting again by telephone or the Internet, or (4) attending the special meeting in person, notifying the Secretary, and voting by ballot at the special meeting.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying the Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

The Bear Stearns Companies Inc.
383 Madison Avenue
New York, New York 10179
Attention: Kenneth L. Edlow Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

All shares represented by valid proxies (including those given by telephone or the Internet) that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval and adoption of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement. No matters other than the matters described in this document are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Wilmington Trust Company acts as trustee for The Bear Stearns Companies Inc. 2008 Trust, which holds shares of Bear Stearns common stock underlying awards to employees granted under certain of Bear Stearns’ compensation plans, including The Bear Stearns Companies Inc. Capital Accumulation Plan for Senior Managing Directors, as amended (referred to as the Cap Plan), and Restricted Stock Unit Plan. Employees allocated shares held in the trust must submit their voting instructions for receipt by the trustee on or before May 23, 2008 by mail. If the trustee does not receive instructions by that date, it will vote uninstructed shares held in the trust in the same proportion as the voting instructions that it receives for shares held in the trust in connection with such plans. Employees allocated shares held in the trust after April 18, 2008 will not be able to submit voting instructions for such shares at the special meeting. On April 18, 2008, 26,886,551 shares were held in the trust in connection with such plans.

Custodial Trust Company acts as trustee for the ESOP, which holds shares of Bear Stearns common stock. Employees allocated shares held in the plan must submit their voting instructions for receipt by the trustee on or before May 23, 2008 by mail. If the trustee does not receive instructions by that date, it will vote uninstructed shares held in the plan in the same proportion as the voting instructions that it receives for shares held in the plan; provided that if an independent fiduciary is appointed for the ESOP, the independent fiduciary, in its capacity as trustee of the ESOP, shall determine how any uninstructed shares are voted. Employees allocated shares held in the plan after April 18, 2008 will not be able to submit voting instructions for such shares at the special meeting. On April 18, 2008, 1,708,230 shares were held in the plan.

Bear Stearns stockholders should not send Bear Stearns stock certificates with their proxy cards. After the merger is completed, holders of Bear Stearns common stock will be mailed a transmittal form with instructions on how to exchange their Bear Stearns stock certificates for the merger consideration.

Solicitation of Proxies

Bear Stearns will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Bear Stearns will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Bear Stearns common stock and secure their voting instructions. Bear Stearns will reimburse the record holders for their reasonable expenses in taking those actions. Bear Stearns has also made arrangements with MacKenzie Partners, Inc. to assist it in soliciting proxies and has agreed to pay them $50,000 plus reasonable expenses for these services. If necessary, Bear Stearns may use several of its regular employees, who will not be specially compensated, to solicit proxies from Bear Stearns’ stockholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The close of business on April 18, 2008 has been fixed as the record date for determining the Bear Stearns stockholders entitled to receive notice of and to vote at the special meeting. At that time, 240,739,293 shares of Bear Stearns common stock were outstanding, held by approximately 1,462 holders of record.

Voting Rights and Vote Required

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Bear Stearns common stock entitled to vote is necessary to constitute a quorum at the special meeting. Both abstentions and “broker non-votes” will be counted for the purpose of determining whether a quorum is present. Approval of the proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies requires the affirmative vote of the holders of a majority of the shares entitled to vote and present in person or by proxy at the special meeting, even if less than a quorum. Because approval of this proposal requires the affirmative vote of a majority of shares present in person or by proxy at the special meeting, abstentions will have the same effect as a vote against this proposal.

Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Bear Stearns common stock entitled to vote at the special meeting. You are entitled to one vote for each share of Bear Stearns common stock you held as of the record date. Holders of shares of Bear Stearns preferred stock are not entitled to vote on the merger or otherwise at the special meeting.

As of the record date for the special meeting, JPMorgan Chase held 119,000,114 shares of Bear Stearns common stock, or approximately 49.43% of the shares of Bear Stearns common stock outstanding and entitled to vote on the merger. JPMorgan Chase agreed in the merger agreement that it would vote all of such shares of Bear Stearns common stock in favor of the approval and adoption of the merger agreement.

As of the record date directors and executive officers of Bear Stearns, and their affiliates, had the right to vote 3,252,502 shares of Bear Stearns common stock, or 1.35% of the outstanding shares of Bear Stearns common stock at that date. All of the members of the Bear Stearns board of directors have indicated their intention as of April 18, 2008 to vote the shares of Bear Stearns common stock they own (or have the power to vote or direct the vote) as of the record date (if any) in favor of the approval and adoption of the merger agreement. As of the record date, the directors of Bear Stearns had the right to vote 2,535,503 shares of Bear Stearns common stock, or approximately 1.05% of the outstanding shares of Bear Stearns common stock at that date. At the record date, directors and executive officers of JPMorgan Chase and their affiliates had the right to vote 58 shares of Bear Stearns common stock entitled to be voted at the special meeting.

Because the affirmative vote of the holders of a majority of the outstanding shares of Bear Stearns common stock entitled to vote at the special meeting is needed for us to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the merger. Abstentions also will have the same effect as a vote against the merger. The Bear Stearns board of directors urges Bear Stearns stockholders to promptly vote by completing, dating, and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid return envelope, calling the toll-free telephone number or using the Internet as described in the instructions included with your proxy card or voting instruction card or, if you hold your stock in “street name” through a bank or broker, by following the voting instructions of your bank or broker.

Stockholders will vote at the meeting by ballot. Votes cast at the special meeting, in person or by proxy, will be tallied by Bear Stearns’ transfer agent.

Recommendation of the Bear Stearns Board of Directors

The Bear Stearns board of directors has unanimously approved and adopted the merger agreement and the transactions it contemplates, including the merger. The Bear Stearns board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Bear Stearns and its stockholders and unanimously recommends that you vote “FOR” approval and adoption of the merger agreement. See “The Merger—Bear Stearns’ Reasons for the Merger; Recommendation of the Bear Stearns Board of Directors” on page 37 for a more detailed discussion of the Bear Stearns board of directors’ recommendation.

Attending the Meeting

All holders of Bear Stearns common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without Bear Stearns’ express written consent.

Assistance

If you have any questions concerning the merger or this document, would like additional copies of this document or need help voting your shares of Bear Stearns common stock, please contact MacKenzie Partners, Inc., Bear Stearns’ proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

INFORMATION ABOUT THE COMPANIES

JPMorgan Chase & Co.

JPMorgan Chase is a financial holding company incorporated under Delaware law in 1968. JPMorgan Chase is one of the largest banking institutions in the United States of America (“U.S.”), with operations in more than 60 countries and, as of December 31, 2007, approximately $1.6 trillion in total consolidated assets and approximately $123 billion in stockholders’ equity.

JPMorgan Chase’s principal bank subsidiaries are JPMorgan Chase Bank, National Association, a national banking association with U.S. branches in 17 states, and Chase Bank USA, National Association, a national banking association that is JPMorgan Chase’s credit card–issuing bank. JPMorgan Chase’s principal nonbank subsidiary is J.P. Morgan Securities Inc., its U.S. investment banking firm. The bank and nonbank subsidiaries of JPMorgan Chase operate nationally as well as through overseas branches and subsidiaries, representative offices and subsidiary foreign banks. The firm is a leader in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management, and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase serves millions of consumers in the United States and many of the world’s most prominent corporate, institutional and government clients under its JPMorgan and Chase brands.

The principal executive offices of JPMorgan Chase are located at 270 Park Avenue, New York, New York 10017, and its telephone number is (212) 270-6000. JPMorgan Chase’s website is www.jpmorganchase.com.

Additional information about JPMorgan Chase and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 85.

BSC Merger Corporation

BSC Merger Corporation, a wholly-owned subsidiary of JPMorgan Chase, which we refer to as Merger Sub, was formed solely for the purpose of consummating the merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Merger Sub are at 270 Park Avenue, New York, New York, and its telephone number is (212) 270-6000.

The Bear Stearns Companies Inc.

The Bear Stearns Companies Inc. was incorporated under the laws of the State of Delaware on August 21, 1985 and succeeded on October 29, 1985 to the business of Bear, Stearns & Co., a New York limited partnership. Bear Stearns is a holding company that, through its broker-dealer and international bank subsidiaries, principally Bear, Stearns & Co. Inc., Bear, Stearns Securities Corp., Bear, Stearns International Limited and Bear Stearns Bank plc, is a leading investment banking, securities and derivatives trading, clearance and brokerage firm serving corporations, governments, institutional and individual investors worldwide. In addition to conducting a substantial portion of its operating activities through certain of its regulated subsidiaries, Bear Stearns conducts significant activities through other wholly owned subsidiaries, including: Bear Stearns Global Lending Limited; Custodial Trust Company; Bear Stearns Financial Products Inc.; Bear Stearns Capital Markets Inc.; Bear Stearns Credit Products Inc.; Bear Stearns Forex Inc.; EMC Mortgage Corporation; Bear Stearns Commercial Mortgage, Inc.; Bear Stearns Investment Products Inc. and Bear Energy L.P. Bear Stearns’ business is conducted from its principal headquarters in New York City, its offices and branches throughout the United States, and international offices in Dublin, Hong Kong, London, Tokyo and other world financial centers.

The business of Bear Stearns includes: market-making and trading in U.S. government, government agency, corporate debt and equity, mortgage-related, asset-backed, municipal securities and high yield products; trading in options, futures, foreign currencies, interest rate swaps and other derivative products; securities, options and futures brokerage; providing securities clearance services; managing equity and fixed income assets for institutional and individual clients; financing customer activities; securities lending; securities and futures arbitrage; involvement in specialist and market-making activities on the NYSE, AMEX and ISE; underwriting and distributing securities; arranging for the private placement of securities; assisting in mergers, acquisitions, restructurings and leveraged transactions; making principal investments in leveraged acquisitions; engaging in commercial and residential mortgage loan origination and securitization activities; investment management and advisory services; fiduciary, custody, agency and securities research services.

The principal executive offices of Bear Stearns are located at 383 Madison Avenue, New York, New York 10179, and its telephone number is (212) 272-2000. Bear Stearns’ website is www.bearstearns.com.

Additional information about Bear Stearns and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 85.

THE MERGER

Background of the Merger

On Monday, March 10, 2008, Moody’s Investors Service (referred to as Moody’s) downgraded certain series of mortgage-backed debt issued by the Bear Stearns Alt-A Trust, and rumors began to circulate in the market that there were significant liquidity problems at Bear Stearns itself. Later that day, Moody’s clarified that it had not taken any rating action regarding Bear Stearns’ corporate debt rating and that Bear Stearns’ current ratings outlook was stable. Following the close of the market, Bear Stearns issued a press release denying the market rumors regarding its liquidity position.

On the morning of Tuesday, March 11, 2008, in an effort to alleviate liquidity pressures in funding markets, the New York Fed announced an expansion of its securities lending program under which, beginning on March 27, 2008, it would lend up to $200 billion of Treasury securities to primary dealers, which includes Bear Stearns, for a term of up to 28 days to be secured by a pledge of certain securities, including certain mortgage-related assets. Despite the New York Fed’s announcement, the prior day’s clarifying statement by Moody’s and the press release issued by Bear Stearns, market speculation regarding Bear Stearns’ liquidity position continued.

In light of these developments, late in the afternoon of March 11, 2008, senior management of Bear Stearns decided that Alan D. Schwartz, President and Chief Executive Officer of Bear Stearns, should address the market speculation regarding Bear Stearns’ liquidity position in an interview with CNBC on Wednesday, March 12, 2008.

On the morning of Wednesday, March 12, 2008, Mr. Schwartz participated in the CNBC interview and addressed Bear Stearns’ liquidity position as relatively unchanged since the beginning of the year as contrasted with the unwarranted market rumors and speculation. During the course of that day, however, an increased volume of customers expressed a desire to withdraw funds from, and certain counterparties expressed increased concern regarding maintaining their ordinary course exposure to, Bear Stearns, causing senior management of Bear Stearns to become concerned that if these circumstances accelerated Bear Stearns’ liquidity could be negatively affected.

Later that evening, senior management of Bear Stearns discussed with representatives of Lazard issues raised by continued market speculation regarding Bear Stearns’ liquidity position and the resulting customer withdrawals and counterparty concerns regarding maintaining ordinary course exposure to Bear Stearns. Lazard had been asked by Bear Stearns in late 2007 to assist Bear Stearns in exploring potential joint ventures and/or strategic business relationships in certain Bear Stearns business units.

On Thursday, March 13, 2008, The Wall Street Journal reported that, in reaction to the increasingly negative market perception regarding Bear Stearns’ liquidity position, trading counterparties were becoming cautious about their dealings with, and exposure to, Bear Stearns. Also during that day, various reported events contributed to increased market concern regarding liquidity in the mortgage-backed securities markets. Over the course of the day, and at an increasing rate in the afternoon, an unusual number of customers withdrew funds from Bear Stearns and a significant number of counterparties and lenders were unwilling to make secured funding available to Bear Stearns on customary terms, which resulted in a sharp deterioration in Bear Stearns’ liquidity position.

During the evening of March 13, 2008, Bear Stearns senior management met with its legal and financial advisors to review the events of the day, the sharp deterioration in its liquidity position, and options potentially available to Bear Stearns. Following this meeting, Mr. Schwartz contacted James Dimon, Chairman and Chief Executive Officer of JPMorgan Chase, to discuss Bear Stearns’ liquidity position and seek funding assistance or a business combination. JPMorgan Chase and Bear Stearns have for many years had a number of commercial relationships, including JPMorgan Chase acting as Bear Stearns’ collateral clearing agent. Bear Stearns’ representatives also advised the New York Fed and the SEC of the situation.

Later that night, the board of directors of Bear Stearns held a meeting at which senior management reviewed and discussed with the board the developments regarding Bear Stearns’ liquidity position, including the possibility that Bear Stearns would not be able to meet its liquidity needs the next day absent identification of sufficient funding sources. The board of directors agreed to reconvene early the next morning so that management could provide an update on its efforts to secure funding assistance.

Representatives of JPMorgan Chase and officials from the U.S. Treasury Department, the New York Fed and the Board of Governors of the Federal Reserve System engaged in discussions regarding how to resolve the liquidity deterioration at Bear Stearns. These discussions continued throughout the night. JPMorgan Chase made it clear during these discussions that it could not loan funds to Bear Stearns on an unassisted basis. Ultimately, JPMorgan Chase agreed to provide to Bear Stearns a secured lending facility for an initial term of up to 28 days under which JPMorgan Chase would provide funding to Bear Stearns. JPMorgan Chase’s secured lending facility was supported by a non-recourse, back-to-back loan from the New York Fed through its discount window.

Also during the evening of March 13, 2008, at Bear Stearns’ direction, Lazard began contacting other parties to determine their potential interest in providing financing to Bear Stearns or, alternatively, in taking other action intended to stabilize the company, such as purchasing a business unit of Bear Stearns or acquiring Bear Stearns. Later that night, Lazard reported to the senior management of Bear Stearns that there was no significant interest from the parties it had contacted, with the exception of one potential bidder, Bidder A, a private equity firm that had indicated an interest in exploring a potential transaction with Bear Stearns.

During the morning of Friday, March 14, 2008, the board of directors of Bear Stearns met to receive an update from senior management regarding its efforts to identify funding sources and to authorize entry into the proposed secured lending facility from JPMorgan Chase. Later that morning, Bear Stearns issued a press release announcing that it had obtained this secured lending facility and that it was discussing permanent financing and other alternatives with JPMorgan Chase.

Around noon on March 14, 2008, Bear Stearns senior management held a public investor conference call to discuss the secured lending facility that had been announced that morning and the deterioration in Bear Stearns’ liquidity position. Bear Stearns also disclosed that it had retained Lazard to explore strategic alternatives for Bear Stearns in light of Bear Stearns’ current circumstances.

In the afternoon of March 14, 2008, Standard and Poor’s, Moody’s and Fitch Ratings issued press releases stating that as a result of the deterioration in Bear Stearns’ liquidity position, each had downgraded the long-term and short-term credit ratings of Bear Stearns to BBB/A-3, Baa1/P-2, and BBB/F3, respectively, and that each agency was continuing to review Bear Stearns’ ratings with consideration to further potential downgrades. These new ratings represented two to four notch downgrades from Bear Stearns’ ratings as of the prior day.

Throughout the day of Friday, March 14, 2008, Lazard also spoke with other parties regarding their potential interest in a strategic transaction with Bear Stearns. Lazard met with senior management of Bear Stearns to discuss the results of its contacts with other parties and reported that, aside from Bidder A and JPMorgan Chase, none of the parties expressed meaningful interest, although two other parties had indicated an interest in conducting due diligence. Bear Stearns prepared an electronic dataroom to permit potential bidders to conduct due diligence. Later in the afternoon and evening of March 14, 2008, Bidder A conducted due diligence at Bear Stearns’ headquarters.

Despite the Bear Stearns announcement on Friday morning regarding the New York Fed-backed secured lending facility from JPMorgan Chase and that Bear Stearns was discussing permanent financing and other alternatives with JPMorgan Chase, throughout the day, customers continued to withdraw funds at an increasing rate, counterparties continued to seek to reduce their exposure to Bear Stearns also at an increasing rate, and Bear Stearns’ common stock closed down 47% from the previous day’s closing price.

On Friday evening, Bear Stearns and JPMorgan Chase were informed by the New York Fed that the New York Fed-backed secured lending facility that had been entered into earlier that day would not be available on Monday morning. Also on Friday night, a senior official of the U.S. Treasury Department advised Mr. Schwartz that a stabilizing transaction needed to be accomplished by the end of the weekend. In light of this information and the actions of customers, counterparties, lenders and other market participants, Bear Stearns’ senior management concluded that it would not be possible to open for business on Monday, March 17, 2008, without obtaining substantial alternative sources of funding and that Bear Stearns’ only options were to consummate a transaction over the weekend or file for bankruptcy by Monday morning.

During the morning of Saturday, March 15, 2008, the senior management of each of Bear Stearns and JPMorgan Chase, as well as their respective financial advisors, Lazard and JPMorgan Securities Inc., met at the Bear Stearns headquarters to discuss various aspects of a potential transaction between the two companies, and JPMorgan Chase conducted due diligence regarding Bear Stearns. Throughout the day, representatives of Lazard and Bear Stearns continued to have discussions with JPMorgan Chase and other parties regarding their interest in a potential transaction with Bear Stearns. Bidder A, JPMorgan Chase and two other parties that were potentially interested in acquiring certain Bear Stearns assets had been invited to the Bear Stearns headquarters to conduct due diligence. Representatives of JPMorgan Chase and Bidder A met separately with Bear Stearns’ management in the morning and continued to conduct due diligence throughout the day. During the course of the day, the two other parties indicated that they were not interested in pursuing a transaction with Bear Stearns and consequently did not perform due diligence. Bear Stearns’ management and legal and financial advisors continued discussions with representatives of JPMorgan Chase and Bidder A and assisted in providing those parties with information necessary for them to prepare their respective proposals for a transaction with Bear Stearns. Lazard noted that certain other parties with possible interest in a transaction with Bear Stearns indicated that they were not in a position to submit a proposal within the required timeframe.

During the course of the day on Saturday, March 15, 2008, a separate team of Bear Stearns representatives and Bear Stearns bankruptcy advisors met to analyze potential bankruptcy and/or liquidation scenarios, taking into account, among other things, the significant limitations on bankruptcy relief and automatic stay protections available to stockbroker businesses under the United States Bankruptcy Code, as well as the liquidation provisions of the Securities Investor Protection Act of 1970 applicable to insolvent or bankrupt broker-dealers, and the risks associated with such scenarios. Bear Stearns’ bankruptcy advisors continued to prepare for the possibility that a bankruptcy filing might be necessary late Sunday if a transaction could not be agreed upon.

Around noon on March 15, 2008, the board of directors of Bear Stearns met to review with senior management the events of the previous day and to discuss Bear Stearns’ liquidity position and the status of due diligence meetings and discussions with each of Bidder A and JPMorgan Chase.

In the afternoon of March 15, 2008, Bidder A presented a preliminary proposal to Lazard for a transaction with Bear Stearns. Bidder A’s proposal involved a cash infusion of $3 billion into Bear Stearns in return for a 90% equity interest in Bear Stearns, with the existing Bear Stearns stockholders diluted to 10% ownership on a pro forma basis. The proposal also required a $20 billion credit facility from a consortium of banks that had not yet been formed and assurance that the New York Fed would make loans available to Bear Stearns through its discount window for a period of one year. At the time, the New York Fed’s discount window was not available to primary dealers such as Bear Stearns. Lazard discussed this preliminary proposal with Bear Stearns’ senior management, who gave permission to Bidder A to contact financial institutions to ascertain if they would be interested in participating in the credit facility.

In the evening of March 15, 2008, representatives of JPMorgan Chase met with representatives of Lazard and Bear Stearns. At this meeting, after noting that JPMorgan Chase still had significant diligence and analysis yet to be completed, representatives of JPMorgan Chase informed Lazard that their current thinking was a business combination with Bear Stearns in which Bear Stearns common stock would be exchanged for JPMorgan Chase common stock having an implied value range of $8 to $12 per share of Bear Stearns common stock.

JPMorgan Chase also contemplated an option to purchase Bear Stearns common stock in an amount representing 19.9% of the then outstanding shares and options to purchase the prime brokerage business unit of Bear Stearns and the Bear Stearns headquarters building. The JPMorgan Chase representatives noted that their thinking at this stage was still preliminary, that JPMorgan Chase was still awaiting additional input from its due diligence teams, and that the value of the transaction could be lower than $8 per share (but in any event would not be higher than the indicated implied value range) depending upon the outcome of due diligence.

During the evening of March 15, 2008, the board of directors of Bear Stearns met to review the preliminary indications of interest from each of Bidder A and JPMorgan Chase regarding a potential strategic transaction with Bear Stearns. Senior management recommended that it would be advisable at this stage to pursue both indications of interest.

Later that evening, representatives of JPMorgan Chase and Bear Stearns met again. At this meeting, Bear Stearns indicated that it was willing to continue discussions with JPMorgan Chase, but that any merger transaction with JPMorgan Chase could not, under the circumstances, be subject to any material conditions. Specifically, Bear Stearns noted that customary closing conditions relating to the accuracy of representations and warranties and the absence of a material adverse change in the business of Bear Stearns could not be conditions precedent to completion of a transaction between JPMorgan Chase and Bear Stearns. Bear Stearns requested that JPMorgan Chase produce draft documents for such a proposed merger transaction as soon as possible. JPMorgan Chase acknowledged that it understood Bear Stearns’ desire for certainty that JPMorgan Chase would close a merger transaction with Bear Stearns. JPMorgan Chase also stated that any transaction that did not deliver a high degree of certainty of closing to JPMorgan Chase would be highly problematic.

Late in the evening of March 15, 2008, Bidder A informed Lazard that it would have to revise its preliminary proposal because it was having difficulty identifying financial institutions willing to provide the debt financing necessary to implement its proposal.

Representatives of both JPMorgan Chase and Bidder A remained at the Bear Stearns headquarters until early in the morning of Sunday, March 16, 2008, during which time each party continued to conduct due diligence and hold discussions with Bear Stearns’ representatives and its legal and financial advisors regarding a potential transaction.

In the early morning of Sunday, March 16, 2008, representatives of the legal advisor of JPMorgan Chase delivered to Bear Stearns and its representatives a draft agreement and plan of merger and a draft stock option agreement. In addition, representatives of the legal advisors of Bear Stearns and its board of directors and representatives of the legal advisor of JPMorgan Chase discussed various issues regarding the draft transaction documents.

Also during the morning of March 16, 2008, Bidder A continued to seek to identify one or more financial institutions to purchase either or both of Bear Stearns’ prime brokerage and derivatives businesses in order to enable Bidder A to present a formal proposal to Bear Stearns, and two large financial institutions with which Bidder A had been speaking arrived at Bear Stearns’ headquarters to conduct due diligence. One of these parties was reviewing the prime brokerage and derivatives businesses, and the other party was working with Bidder A on evaluating financing options related to the Bear Stearns headquarters.

Later that morning, representatives of JPMorgan Chase informed Lazard that JPMorgan Chase had concluded that it was not in a position to effect an acquisition of all of Bear Stearns because of the risks such a transaction would impose on JPMorgan Chase. JPMorgan Chase reported to Lazard that it had not abandoned its efforts to undertake a transaction, but that in order to proceed it would need some level of financial support from the New York Fed. In that same time frame, representatives of JPMorgan Chase similarly informed the U.S. Treasury and the New York Fed of its conclusions. The representatives of the U.S. Treasury and the New York Fed encouraged JPMorgan Chase to continue to work towards a transaction.

A team of Bear Stearns’ legal and financial advisors continued to analyze potential bankruptcy and/or liquidation scenarios throughout the day on March 16, 2008.

Throughout the late morning and afternoon, JPMorgan Chase held discussions with the New York Fed regarding the possibility of government support. The New York Fed indicated that it would be willing to consider the possibility of an arrangement that would result in the New York Fed assuming some of the risk associated with the Bear Stearns balance sheet and the consequences of combining the Bear Stearns balance sheet with the JPMorgan Chase balance sheet. As a result of these discussions, it was agreed that as part of a transaction, the New York Fed would provide $30 billion of non-recourse funding secured by a pool of collateral consisting primarily of mortgage-related securities and other mortgage-related assets and related hedges.

Throughout the remainder of the afternoon and into the early evening of March 16, 2008, representatives of Bear Stearns and Lazard continued their discussions with representatives of both JPMorgan Chase and Bidder A regarding the terms and conditions of their respective proposals, and the respective legal advisors of Bear Stearns and JPMorgan Chase discussed and negotiated the terms of the draft transaction documents for the proposed transaction between Bear Stearns and JPMorgan Chase. These discussions also addressed the need for JPMorgan Chase to guaranty certain obligations of Bear Stearns effective immediately upon the signing of definitive transaction documents to restore the confidence of Bear Stearns’ customers, counterparties and lenders.

During this time, the board of directors of Bear Stearns met continuously at the Bear Stearns headquarters to review and consider the proposals from JPMorgan Chase and Bidder A and the terms of draft transaction documents for the proposed transaction with JPMorgan Chase and to receive periodic updates regarding the progress and status of discussions between the parties and their respective advisors. The board of directors also reviewed with senior management and its legal and financial advisors, among other things, the substantial deterioration in Bear Stearns’ liquidity position during the previous days, management’s view that Bear Stearns would not be able to open for business on Monday without a transaction that restored market confidence in Bear Stearns, and the necessity of a bankruptcy filing in the event that Bear Stearns was unable to reach an agreement with either of the bidders and the risks associated with such a filing. Among other things, the board was advised by management and its financial and legal advisors that if a bankruptcy filing was to be made, Bear Stearns would not be able to commence trading operations in Asia and would have to make disclosure of that fact not later than the open of business in Asia in the early evening New York time. The board was updated on the efforts of Bear Stearns’ bankruptcy advisors who had been working through the weekend to prepare for a filing before the open of the financial markets on Monday.

By mid-afternoon on March 16, 2008, Bidder A indicated that it had not been able to obtain support from the New York Fed for its proposal, and it had not been successful in acquiring commitments from third party financial institutions to fund the secured credit facility required for its offer. Representatives of Lazard and Bear Stearns continued to work with Bidder A on its proposal, but Bidder A was unable to provide a viable proposal for a strategic transaction with Bear Stearns within the required timeframe.

Later that afternoon, Lazard reported that, based on the New York Fed’s willingness to provide the $30 billion special funding facility, JPMorgan Chase thought that it would be able to work towards negotiating a stock-for-stock merger with Bear Stearns with an implied value of $4 per share of Bear Stearns common stock, subject to its ability to finalize the terms of the non-recourse funding facility with the New York Fed. Shortly thereafter, representatives of JPMorgan Chase contacted Lazard and informed Lazard that JPMorgan Chase was prepared to pay merger consideration consisting of JPMorgan Chase common stock having an implied value of $2 per share. Bear Stearns registered its objections to the proposed merger consideration and suggested that JPMorgan Chase consider whether it would increase the merger consideration by adding consideration of a contingent nature. JPMorgan Chase informed representatives of Bear Stearns that, following JPMorgan Chase’s discussions with government officials (which had consisted of ongoing conversations with officials of the U.S. Treasury Department and the New York Fed), it was unwilling to increase the $2 per share merger consideration.

The board of directors of Bear Stearns subsequently convened again. Senior management of Bear Stearns and its legal and financial advisors reviewed with the board of directors of Bear Stearns the terms of JPMorgan Chase’s merger proposal and the terms and conditions of the related transaction documents. The transaction was structured as a stock-for-stock merger at a fixed exchange ratio of 0.05473 shares of JPMorgan Chase common stock for each share of Bear Stearns common stock, which reflected an implied value of $2 per share of Bear Stearns common stock based on the closing price of JPMorgan Chase’s common stock on March 14, 2008. Additionally, JPMorgan Chase would guaranty Bear Stearns’ trading and certain other obligations, and the New York Fed would provide supplemental funding of up to $30 billion secured by a pool of collateral consisting primarily of mortgage-related securities and other mortgage-related assets and related hedges. Further, JPMorgan Chase would also obtain an option to purchase Bear Stearns common stock in an amount representing 19.9% of the then outstanding shares and an option to purchase the Bear Stearns headquarters building, each upon the occurrence of certain events.

Representatives of Bear Stearns’ legal advisors reviewed the fiduciary duties of the board of directors, including the duties of directors if a company is insolvent or approaching insolvency. Based on information provided by Bear Stearns’ management, its legal advisors and Lazard regarding Bear Stearns’ financial position, the expected treatment of its businesses, assets and financing arrangements in a bankruptcy proceeding and the expected actions of its customers, counterparties, creditors, employees and regulators in the context of a bankruptcy, the board of directors was advised by Lazard, Bear Stearns’ legal advisors and management that it was their collective view that, in the event of a bankruptcy of Bear Stearns, the holders of Bear Stearns common stock likely would receive no value and there likely would be losses incurred by certain creditors of Bear Stearns. The collective view was based on the knowledge and experience of Bear Stearns’ personnel and its legal and financial advisors with respect to various legal, financial and business matters, taking into account various factors they deemed relevant, including without limitation: current economic and financial market conditions generally; information provided by Bear Stearns’ management regarding its liquidity position and its outstanding financing and trading arrangements; the knowledge and experience of Bear Stearns’ legal and financial advisors with respect to previous bankruptcy and insolvency proceedings in the financial services industry and the nature and results of those proceedings; the fact that Bear Stearns Securities Corporation, as a “stockbroker” for purposes of the Bankruptcy Code and the Securities Investor Protection Act of 1970 (referred to as SIPA), would not be eligible for rehabilitation-oriented proceedings under Chapter 11 of the Bankruptcy Code but instead likely would be the subject of SIPA receivership procedures under the control of a receiver or liquidation proceedings under Chapter 7 of the Bankruptcy Code under the control of a trustee, which, among other things, likely would prevent Bear Stearns from realizing any franchise value for that business; the inability of Bear Stearns in a bankruptcy proceeding to stay the exercise by counterparties of their rights under repurchase agreements and other trading arrangements representing a substantial amount of liabilities, the prospect of a rapid loss of key personnel during the pendency of a bankruptcy proceeding, and other adverse factors beyond Bear Stearns’ control, all of which would substantially impair the ability to conduct a bankruptcy in an orderly manner and effectively eliminated the prospect that significant ongoing business operations would survive; and the absence of liquid and normally functioning markets for many of the securities owned by Bear Stearns (including many of the securities held as collateral by Bear Stearns’ lenders and counterparties) and the expectation that widespread and immediate sales of such securities would occur only at sharply discounted prices, substantially limiting the amount that could be realized on these sales to satisfy Bear Stearns’ liabilities. In light of the exigent circumstances, there was insufficient time to undertake a valuation of Bear Stearns in the context of a liquidation.

Representatives of Lazard reviewed with the board of directors their efforts to identify potential buyers for all or part of Bear Stearns and their contacts with other parties in this regard. Lazard indicated that none of these other parties submitted a viable proposal for acquiring or investing in Bear Stearns. Lazard advised, and indicated that it was prepared to render its written opinion to the Bear Stearns board of directors to the same effect, that as of such date and based on and subject to various assumptions, procedures, factors, limitations and qualifications in its opinion (some of which would be non-customary due to the unique circumstances in which the merger was negotiated), the exchange ratio of 0.05473 was fair, from a financial point of view, to holders of Bear Stearns common stock.

Following Lazard’s oral presentation to the board, representatives of Bear Stearns’ legal advisors summarized the material terms of the proposed agreement and plan of merger and the related transactions. Following consideration of the proposed terms of the agreement and plan of merger and the related transactions, and after extensive discussions, including discussions with its financial and legal advisors, the Bear Stearns board of directors unanimously approved the agreement and plan of merger and the related transactions and recommended that the Bear Stearns stockholders vote in favor of the approval and adoption of the agreement and plan of merger. The Bear Stearns board of directors then directed management to execute the agreement and plan of merger and the related transaction agreements. In the early evening on Sunday, March 16, 2008, JPMorgan Chase and Bear Stearns entered into the agreement and plan of merger and the stock option agreement and JPMorgan Chase issued the guaranty of Bear Stearns’ trading and certain other obligations. Later that evening, JPMorgan Chase and Bear Stearns issued a joint press release announcing the transaction.

At the time of execution of the merger agreement, Bear Stearns and JPMorgan Chase hoped that execution of the merger agreement and the guaranty would stabilize Bear Stearns’ liquidity position by providing assurances to Bear Stearns’ customers, counterparties and lenders that JPMorgan Chase was standing behind Bear Stearns’ obligations. However, following the announcement of the transaction on March 16, 2008, Bear Stearns’ customers continued to withdraw funds, counterparties remained unwilling to make secured funding available to Bear Stearns on customary terms, and funding (other than from JPMorgan Chase and the New York Fed) was not available. JPMorgan Chase and Bear Stearns believed that the continued loss of customers and the continued unwillingness of counterparties to make secured funding available on customary terms was a result of, among other things, concerns that the merger would not be completed and the JPMorgan Chase guaranty would terminate, and perceived deficiencies and uncertainty on the part of Bear Stearns’ customers, counterparties and lenders regarding the scope and terms of the guaranty.

In view of the continuing loss of customers, the unavailability of funding other than through JPMorgan Chase and the New York Fed and concerns that the merger would not be completed, on Tuesday, March 18, 2008, JPMorgan Chase and its advisors began to engage Bear Stearns’ legal advisors regarding proposed revisions to the terms of the merger and the related transactions. Discussions between the parties with respect to possible revisions continued during the week, but no agreement was reached.

Also during the week of March 17, JPMorgan Chase and the New York Fed continued to work to finalize the details of the $30 billion special funding facility. As these discussions progressed the related collateral pool (valued on the books of Bear Stearns at $30 billion in the aggregate on March 14, 2008) was identified to consist of investment grade securities (largely mortgage-related), residential or commercial mortgage loans classified as performing, and related hedges. In addition, officials from the New York Fed repeatedly requested that JPMorgan Chase guaranty Bear Stearns’ borrowings from the New York Fed, and officials from both the U.S. Treasury Department and the New York Fed encouraged JPMorgan Chase to work to achieve a greater degree of stability at Bear Stearns.

On Friday, March 21, 2008, discussions continued between Bear Stearns and JPMorgan Chase regarding the revised transaction terms proposed by JPMorgan Chase. Representatives of JPMorgan Chase informed Bear Stearns that during the week the New York Fed had repeatedly requested that JPMorgan Chase guaranty Bear Stearns’ borrowings from the New York Fed, and that JPMorgan Chase was at this time unwilling to do so. Both parties perceived that the absence of JPMorgan Chase’s guaranty could place continued funding from the New York Fed in jeopardy. In addition to the New York Fed borrowings, representatives of JPMorgan Chase also noted that they did not see how JPMorgan Chase would be able to continue to extend credit to Bear Stearns or provide an enhanced guaranty in the face of the market’s concerns regarding Bear Stearns’ viability and the risk that the merger might not be completed. In light of these factors, JPMorgan Chase expressed its view that the previously discussed transaction revisions would not be sufficient to provide the stability to Bear Stearns or certainty to JPMorgan Chase necessary for JPMorgan Chase to continue its exposure to Bear Stearns. Accordingly, JPMorgan Chase proposed that, in order to increase the certainty that the merger would close and that Bear Stearns’ stability would be restored, Bear Stearns issue and sell to JPMorgan Chase shares of Bear

Stearns common stock that, after the sale, would result in JPMorgan Chase owning approximately two-thirds of Bear Stearns’ common stock on a pro forma basis, that the parties increase the merger consideration through the issuance of a security whose value would be contingent upon the performance of the pool of mortgage-related securities and other mortgage-related assets serving as collateral for the New York Fed’s non-recourse funding, that JPMorgan Chase enhance and clarify the existing guaranty and that the existing guaranty be secured, and that JPMorgan Chase enter into a secured guaranty covering Bear Stearns’ borrowings from the New York Fed. Bear Stearns indicated that it would consider the revised proposal but that it would not agree to issue and sell to JPMorgan Chase shares of Bear Stearns common stock that, after the sale, would result in JPMorgan Chase owning approximately two-thirds of Bear Stearns’ common stock on a pro forma basis and that any revisions requested by JPMorgan Chase to enhance certainty of completion would have to include an increase in the merger consideration to be paid to Bear Stearns’ stockholders.

In addition to the ongoing discussions with JPMorgan Chase, Bear Stearns had also analyzed alternatives available to it in the event that JPMorgan Chase and/or the New York Fed ceased to fund Bear Stearns and concluded that no other sources of liquidity were available. At the close of business on Friday, March 21, 2008, Bear Stearns had outstanding borrowings of approximately $32.5 billion from the New York Fed; approximately $3.7 billion through repurchase agreements with JPMorgan Chase; and approximately $9.7 billion of additional advances from JPMorgan Chase of which approximately $6.1 billion was secured and approximately $3.6 billion was unsecured. Bear Stearns senior management believed that, in light of the deterioration in Bear Stearns’ liquidity and the absence of any other source of additional funding, if the New York Fed and JPMorgan Chase were unwilling to maintain their funding of Bear Stearns and JPMorgan Chase was unwilling to assure Bear Stearns’ customers, counterparties and lenders by clarifying and enhancing its guaranty of Bear Stearns’ obligations, Bear Stearns would not be able to open for business on Monday, March 24, 2008 and would have no choice but to file for bankruptcy by that morning. Bear Stearns’ bankruptcy advisors were instructed to be prepared for this contingency by the end of the weekend.

On the morning of Saturday, March 22, 2008, the board of Bear Stearns met to review the discussions with JPMorgan Chase and the situation at Bear Stearns. The board noted that JPMorgan Chase had indicated that it did not see how it could continue to provide funding to Bear Stearns, guaranty Bear Stearns’ borrowing from the New York Fed or enhance the existing JPMorgan Chase guaranty except in connection with a transaction that could give the market substantial certainty that the merger would close and thereby restore confidence in dealings with Bear Stearns. Management again explained why this funding and the enhanced JPMorgan Chase guaranty were essential for Bear Stearns to be able to conduct business and that no other sources of liquidity were available. Bear Stearns’ legal advisors also reviewed the fiduciary duties of the board of directors in these circumstances.

After the board meeting, representatives of Bear Stearns contacted JPMorgan Chase’s counsel to discuss the proposed amendments to the transaction and to notify JPMorgan Chase that its proposal, as presently formulated, was not acceptable to the Bear Stearns board and indicated their willingness to revise the terms of the transaction so that, among other things, Bear Stearns would immediately issue and sell to JPMorgan Chase a number of shares of Bear Stearns common stock equal to 19.9% of Bear Stearns’ common stock outstanding immediately prior to the sale (an amount that would be below the threshold above which a stockholder vote is normally required under the rules of the New York Stock Exchange) and JPMorgan Chase would increase the merger consideration to shares of JPMorgan Chase having an implied value of $12 per share. Representatives of JPMorgan Chase responded that Bear Stearns’ proposal was unacceptable because it would not provide sufficient assurance that the merger would close. Later that day, JPMorgan Chase reiterated its view that the proposal it had proffered on Friday, March 21, 2008, was in the best interests of all, and requested that Bear Stearns continue to work towards a proposal that would enhance the certainty of the completion of the merger.

On Sunday, March 23, 2008, the board of Bear Stearns again met to discuss the proposed amendments to the transaction with JPMorgan Chase. The directors discussed the developments since their meeting the previous day. The board was also advised of the implications of a failure by JPMorgan Chase and/or the New York Fed to maintain their funding of Bear Stearns and the risks and consequences of a bankruptcy filing, including the collective view of Lazard, Bear Stearns’ legal advisors and management that, in the event of a bankruptcy of Bear Stearns, the holders of Bear Stearns common stock likely would receive no value and there likely would be losses incurred by certain creditors of Bear Stearns. Bear Stearns’ bankruptcy counsel explained that, in addition to the requirement that Bear Stearns’ broker-dealer subsidiaries make any bankruptcy filing under the liquidation provisions of Chapter 7 of the Bankruptcy Code, because of Bear Stearns’ uncertain cash position, any bankruptcy filing by the parent company also might have to be made under the liquidation provisions of Chapter 7 of the Bankruptcy Code as opposed to the reorganization provisions of Chapter 11 of the Bankruptcy Code. The board was then briefed about the proposed transaction amendments by Bear Stearns’ management and its legal advisors. Bear Stearns’ legal advisors also reviewed the fiduciary duties of the board of directors in these circumstances.

On Sunday morning, conversations ensued between JPMorgan Chase and Bear Stearns in which the parties agreed to consider an amendment to the transaction documents which would include an increase in the implied value of the merger consideration, an enhanced guaranty, and an arrangement for JPMorgan Chase to purchase common shares of Bear Stearns at a level acceptable to JPMorgan Chase below 50% of Bear Stearns’ outstanding common shares on a pro forma basis (but above the threshold at which a stockholder vote would normally be required under the rules of the New York Stock Exchange) and to obtain the agreement of Bear Stearns’ directors to vote their stock in favor of the merger. Throughout the remainder of Sunday and into Monday morning, the parties and their respective legal advisors continued to discuss and negotiate the terms of the amendment and the revised transaction documents. During this time, the board of directors of Bear Stearns met several times to receive updates from senior management and Bear Stearns’ legal and financial advisors regarding the ongoing discussions with JPMorgan Chase and the terms of the proposed transaction amendments.

By the early morning on Monday, March 24, 2008, the parties had reached provisional agreement to recommend to their respective boards revised terms for the JPMorgan Chase merger proposal and the terms and conditions of the related transaction documents, including the following:

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increase in the merger consideration to 0.21753 of a share of JPMorgan Chase common stock for each share of Bear Stearns common stock, reflecting an implied value of approximately $10 per share of Bear Stearns common stock based on the closing price of JPMorgan Chase’s common stock on March 20, 2008;

•	clarification and enhancement of the terms of the guaranty by JPMorgan Chase of Bear Stearns’ trading and certain other obligations;

•	guaranty by JPMorgan Chase of Bear Stearns’ borrowings from the New York Fed;

•	a letter signed by each member of the board of directors of Bear Stearns indicating a current intent to vote the shares of Bear Stearns common stock held on the record date in favor of the merger;

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a revision to the option to purchase the Bear Stearns headquarters building that would result in the option becoming exercisable if Bear Stearns’ stockholders voted against the merger agreement (in addition to the existing exercise events);

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entry into a share exchange agreement providing for the issuance of 95,000,000 shares of Bear Stearns common stock, representing approximately 39.5% of Bear Stearns’ common stock on a pro forma basis, in exchange for 20,665,350 shares of JPMorgan Chase common stock and JPMorgan Chase’s issuance of the two guaranties;

•	entry into a guarantee and collateral agreement (described under “The Merger Agreement—Guarantee and Collateral Agreement”);

•	termination of the stock option agreement; and

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revisions to the merger agreement, including amendments to the definition of “Superior Proposal”, which would provide further comfort to Bear Stearns’ customers, counterparties and employees by ensuring that the guaranty would only terminate with retroactive effect in the event that a competing third party bidder entered into an equivalent guaranty of Bear Stearns’ operations, and provisions governing termination rights.

JPMorgan Chase and the New York Fed also continued their discussions regarding the New York Fed’s special funding facility. As a result of these discussions, JPMorgan Chase agreed to assume the first $1.0 billion of losses on the related collateral pool, with the New York Fed agreeing to provide $29.0 billion of funding on a non-recourse basis.

Early in the morning of Monday, March 24, 2008, senior management of Bear Stearns and its legal and financial advisors reviewed with the board of directors the terms of JPMorgan Chase’s revised merger proposal and the terms and conditions of the related transaction documents. Lazard reviewed with the board of directors factors relevant to their consideration of the terms of the revised transaction, including the conclusion by Bear Stearns and its legal and financial advisors regarding the necessity of a bankruptcy filing in the event that JPMorgan Chase and/or the New York Fed did not maintain their funding of Bear Stearns, and the risks associated with such a filing. The board noted JPMorgan Chase’s position that, because of the risks to Bear Stearns’ business that would result from a significant delay in providing additional assurance to the market place that the merger would close, an essential condition of the amendment was consummation of the transactions contemplated by the share exchange agreement without a vote by Bear Stearns shareholders. Lazard indicated that while it had not formally presented the transaction to its fairness opinion committee, the Lazard team working on the matter was prepared to recommend to such committee that it approve Lazard rendering its opinion to the board to the effect that, as of such date and based on and subject to various assumptions, procedures, factors, limitations and qualifications in its opinion (some of which would be non-customary due to the unique circumstances in which the merger was negotiated), the exchange ratio of 0.21753 was fair, from a financial point of view, to holders of Bear Stearns common stock. Lazard subsequently delivered its written opinion. (For a full discussion of the Lazard opinion see—Opinion of Bear Stearns’ Financial Advisor beginning on page 39).

In connection with the consideration of the revised terms of the transaction, the Audit Committee of the board of directors determined that the delay necessary to secure stockholder approval otherwise required by the general rules of the New York Stock Exchange prior to the consummation of the transactions contemplated by the share exchange agreement would seriously jeopardize the financial viability of Bear Stearns and expressly approved Bear Stearns’ decision not to seek stockholder approval for the issuance and sale of 95,000,000 shares of Bear Stearns common stock to JPMorgan Chase in reliance on an exception contained in the New York Stock Exchange rules. In reaching this conclusion, the Audit Committee members, all of whom were present during the board discussions described in the preceding paragraph, took into account those discussions. The board of directors thereafter ratified the Audit Committee’s determination regarding the share exchange transaction. Following consideration of the terms of the amendment to the merger agreement and the share exchange agreement, and after discussions, including discussions with its financial and legal advisors, the Bear Stearns board of directors unanimously approved the amendment to the agreement and plan of merger and the related transactions and recommended that the Bear Stearns stockholders vote in favor of the approval and adoption of the agreement and plan of merger, as amended. The Bear Stearns board of directors then directed management to execute the amendment to the agreement and plan of merger and the related agreements.

On the morning of Monday, March 24, 2008, JPMorgan Chase and Bear Stearns entered into the amendment to the agreement and plan of merger, the share exchange agreement and certain other ancillary transaction documents and JPMorgan Chase issued the amended and restated operating guaranty and the guaranty to the New York Fed. Later that morning, JPMorgan Chase and Bear Stearns issued a joint press release announcing the amendment of the transaction.

Bear Stearns’ Reasons for the Merger; Recommendation of the Bear Stearns Board of Directors

In reaching its decision to approve the merger and the related transactions on March 16, 2008 and recommend that the stockholders of Bear Stearns approve and adopt the merger agreement dated March 16, 2008, the board of directors of Bear Stearns concluded that there was no viable alternative to the proposed merger with JPMorgan Chase. The board of directors of Bear Stearns based this conclusion on various factors, including the following material factors:

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its conclusion that Bear Stearns would be unable to open for business on Monday, March 17, 2008, on a stand alone basis and therefore would have no choice but to file for protection under the United States Bankruptcy Code in the event that Bear Stearns was unable to reach an agreement with JPMorgan Chase, based upon, among other things, advice from management regarding Bear Stearns’ anticipated funding requirements for Monday, March 17, 2008, and indications from the New York Fed that the secured lending facility provided to Bear Stearns by JPMorgan Chase on March 14, 2008 and supported by a back-to-back loan to JPMorgan Chase from the New York Fed would not be available on March 17, 2008;

•

the substantial limitations on the availability to broker dealers such as Bear Stearns of rehabilitation-oriented bankruptcy relief under the United States Bankruptcy Code, including limited availability of automatic stay protections, and the implications of these limitations in a bankruptcy of Bear Stearns;

•

the collective view expressed by Lazard, Bear Stearns’ legal advisors and management that, in the event of a bankruptcy of Bear Stearns, the holders of Bear Stearns common stock likely would receive no value and there likely would be losses incurred by certain creditors of Bear Stearns;

•

Lazard’s advice at the meeting of the Bear Stearns board of directors on March 16, 2008 that it was prepared to render its written opinion to the Bear Stearns board of directors to the effect that, as of such date and based upon and subject to the various assumptions, procedures, factors, limitations and qualifications in its opinion (some of which would be non-customary due to the unique circumstances in which the merger was negotiated), the exchange ratio of 0.05473 was fair, from a financial point of view, to the holders of Bear Stearns common stock;

•

the contacts and discussions from March 14 to March 16, 2008, between Lazard and numerous other parties, including banks, financial institutions and private investors, all of which either declined to participate in the process or were unable to submit a viable proposal for acquiring or investing in Bear Stearns within the timeframe required;

•

the efforts made by Bear Stearns’ senior management and its advisors to obtain greater value than the $2.00 per share in JPMorgan Chase common stock provided for in the merger, JPMorgan Chase’s indication that, following its discussions with government officials (which had consisted of ongoing conversations with officials of the U.S. Treasury Department and the New York Fed), it was unwilling to pay more than $2.00 per share, and the recognition that the $2.00 per share in value for stockholders and the prospect that Bear Stearns creditors were not likely to incur losses if the merger occurred was a better outcome than that expected in the only other alternative available, a bankruptcy filing; and

•

the guaranty that JPMorgan Chase was prepared to provide with respect to the trading obligations and certain other liabilities of Bear Stearns, which management believed was essential to Bear Stearns’ ability to continue to operate.

The board of directors of Bear Stearns also considered certain terms of the merger and the related transactions that were required by JPMorgan Chase as conditions to its willingness to enter into the merger agreement, including the potential effects of certain of the terms and provisions on other parties that might be interested in proposing a transaction with Bear Stearns.

On March 24, 2008, the board of directors of Bear Stearns approved and adopted amendments to the merger agreement with JPMorgan Chase and the guaranty issued by JPMorgan Chase and approved and adopted a share exchange agreement and certain related agreements. In reaching its conclusion to approve these agreements and to recommend that the stockholders of Bear Stearns approve and adopt the merger agreement, as amended, the board of directors of Bear Stearns considered, among others, the following factors:

•

subsequent to the announcement of the merger on March 16, 2008, Bear Stearns’ customers continued to withdraw funds, counterparties remained unwilling to make secured funding available to Bear Stearns on customary terms, and funding (other than from JPMorgan Chase and the New York Fed) was not available, due to, among other things, concerns that the merger would not be completed and the JPMorgan Chase guaranty would terminate, and perceived deficiencies and uncertainty on the part of Bear Stearns’ customers, counterparties and lenders regarding the scope and terms of JPMorgan Chase’s guaranty;

•

JPMorgan Chase’s unwillingness to guaranty Bear Stearns’ New York Fed borrowings and JPMorgan Chase’s statements that it did not see how JPMorgan Chase would be able to continue to extend credit to Bear Stearns after March 21, 2008 unless the terms of the transaction were amended to provide stability to Bear Stearns and greater certainty regarding the completion of the merger;

•

senior management’s belief that, in light of the absence of any other source of liquidity, if the New York Fed and JPMorgan Chase were unwilling to maintain their funding of Bear Stearns and JPMorgan Chase was unwilling to assure Bear Stearns’ customers, counterparties and lenders by clarifying and enhancing its guaranty of Bear Stearns’ obligations, Bear Stearns would have no choice but to file for bankruptcy by Monday, March 24, 2008;

•	the increase in the consideration to be received by Bear Stearns’ stockholders pursuant to the amendment to the merger agreement;

•	the clarification of and enhancements to JPMorgan Chase’s operating guaranty, which were intended to provide greater assurance to Bear Stearns’ customers, counterparties and lenders;

•	JPMorgan Chase’s issuance of a new guaranty in respect of Bear Stearns’ borrowings from the New York Fed, which enabled Bear Stearns to continue to obtain funding from the New York Fed;

•

the fact that a filing for bankruptcy at the parent company might need to be made under the liquidation-oriented procedures of Chapter 7 rather than the rehabilitation-oriented procedures of Chapter 11 of the Bankruptcy Code because of Bear Stearns’ uncertain cash position and, even if Chapter 11 were available to Bear Stearns, the substantial limitations on the availability to broker dealers such as Bear Stearns of rehabilitation-oriented bankruptcy relief under the United States Bankruptcy Code, including limited availability of automatic stay protections and the implications of these limitations in a bankruptcy of Bear Stearns;

•

the collective view expressed by Lazard, Bear Stearns’ legal advisors and management that, in the event of a bankruptcy of Bear Stearns, the holders of Bear Stearns common stock likely would receive no value and there likely would be losses incurred by certain creditors of Bear Stearns; and

•

the statement from the representative of Lazard at the meeting of the Bear Stearns board of directors on March 24, 2008 that, while it had not formally presented the transaction to its fairness committee, the Lazard team working on the matter was prepared to recommend to the committee that Lazard render its opinion to the Bear Stearns board of directors to the effect that, as of such date and based upon and subject to the various assumptions, procedures, factors, limitations and qualifications in its opinion (some of which would be non-customary due to the unique circumstances in which the merger was negotiated), the exchange ratio of 0.21753 was fair, from a financial point of view, to the holders of Bear Stearns common stock.

The board of directors of Bear Stearns also considered certain other changes to the terms of the merger and the related transactions that were required by JPMorgan Chase as conditions to its willingness to increase the per share consideration to Bear Stearns’ stockholders, to enter into a new guaranty in respect of Bear Stearns’

borrowings from the New York Fed and to enhance and clarify the guaranty in favor of Bear Stearns’ customers, counterparties and lenders, including (1) the share exchange agreement providing for the issuance to JPMorgan Chase of shares of common stock constituting 39.5% of Bear Stearns’ outstanding common stock on a pro forma basis, and (2) revisions to the definition of “superior proposal” and the terms of the option to purchase the Bear Stearns headquarters building, and the potential effects of these items on (A) the ability of Bear Stearns’ stockholders to reject the merger and (B) other parties that might be interested in proposing a transaction with Bear Stearns.

The foregoing discussion of the information and factors considered by the board of directors of Bear Stearns is not exhaustive, but includes the material factors considered by the board of directors of Bear Stearns. In view of the wide variety of factors considered in connection with its evaluation of the merger and related transactions and the complexity of these matters, the board of directors of Bear Stearns did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the board of directors of Bear Stearns may have given different weight to different factors. The board of directors of Bear Stearns conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the management of Bear Stearns and Bear Stearns’ legal and financial advisors, and reached the consensus that the merger, as initially proposed and as subsequently amended, was advisable and in the best interests of Bear Stearns and Bear Stearns’ stockholders.

The board of directors of Bear Stearns has unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Bear Stearns and its stockholders and has unanimously approved the merger agreement. The board of directors of Bear Stearns unanimously recommends that Bear Stearns stockholders vote “FOR” approval and adoption of the merger agreement.

Opinion of Bear Stearns’ Financial Advisor

Lazard rendered its opinion to Bear Stearns’ board of directors that, as of March 24, 2008 and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth in such opinion (some of which are non-customary due to the unique circumstances in which the merger was negotiated), the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Bear Stearns’ common stock (other than holders of excluded shares).

The full text of the written opinion of Lazard, dated March 24, 2008, which sets forth assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken in connection with its opinion (some of which are non-customary due to the unique circumstances in which the merger was negotiated), is attached as Appendix C to this document and is incorporated herein by reference. Bear Stearns’ stockholders should read the opinion carefully and in its entirety.

Lazard’s opinion was provided for the information and assistance of Bear Stearns’ board of directors in connection with its consideration of the merger and only addresses the fairness, from a financial point of view, to the holders of shares of Bear Stearns common stock (other than holders of excluded shares) of the exchange ratio to such holders pursuant to the merger agreement. Lazard’s opinion was not intended as and does not constitute a recommendation as to how any holder of Bear Stearns common stock should vote or act in connection with the merger or any related matter. Further, Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.

Pursuant to the original merger agreement, each issued and outstanding share of Bear Stearns common stock, other than any excluded shares, was to be converted into and become the right to receive 0.05473 of a fully paid and nonassessable share (referred to as the original exchange ratio) of JPMorgan Chase common stock. During the course of Bear Stearns’ deliberations concerning the original merger agreement and the other options available to Bear Stearns at such time, Bear Stearns requested Lazard’s opinion as to the fairness, from a financial point of view, to the holders of shares of Bear Stearns common stock (other than holders of excluded shares) of the original exchange ratio. Taking into account the assumptions and qualifications set forth in Lazard’s letter and the extraordinary circumstances present at such time, Lazard was of the opinion that, as of March 16, 2008, the original exchange ratio was fair, from a financial point of view, to the holders of Bear Stearns common stock (other than the holders of excluded shares).

Despite the financial support from the original merger agreement and related agreements, Bear Stearns continued to have operational difficulties and would have faced a serious liquidity crisis absent the amendments to the original merger agreement and related agreements. Following the announcement of the original merger agreement and related agreements on March 16, 2008, Bear Stearns’ liquidity position continued to deteriorate, customers continued to withdraw funds and funding (other than from JPMorgan Chase and the Federal Reserve) was not available. During the week after the execution of the original merger agreement, Bear Stearns and its advisors engaged in discussions with JPMorgan Chase (and Lazard understood that JPMorgan Chase engaged in discussions with various governmental entities) concerning modifications to the terms and conditions of the original merger agreement and related agreements to address, among other things, concerns that the merger would not be completed and the JPMorgan Chase guaranty would terminate, and perceived deficiencies and uncertainty on the part of Bear Stearns’ customers, counterparties and lenders regarding the scope and terms of the JPMorgan Chase guaranty. As a result of these discussions, Bear Stearns entered into the amendment.

Lazard assumed, based on its discussions with Bear Stearns’ management and its other advisors, the following facts relating to Bear Stearns’ liquidity as of the close of business on March 21, 2008 (many of which assumptions were similarly applicable at the time of execution of the original merger agreement):

•	Bear Stearns had very little or no unrestricted cash on hand.

•

Bear Stearns and its principal operating subsidiaries had a very limited amount of unencumbered assets available as collateral for any financings that Bear Stearns could have sought to obtain on an immediate basis.

•

As a result of general market conditions and matters specific to Bear Stearns’ financial condition, Bear Stearns was having difficulty accessing the capital markets on a stand-alone basis, and this difficulty would continue for the foreseeable future.

•

Bear Stearns, during the course of the week after the execution of the original merger agreement and under the oversight of JPMorgan Chase, had used substantially all available collateral to obtain loans from the Federal Reserve discount window, pursuant to the window access for primary dealers announced (after execution of the original merger agreement) by the Federal Reserve on March 16, 2008.

•

The Federal Reserve had not offered any financial assistance to Bear Stearns on a stand-alone basis, other than the primary dealer window access described above, which was announced after the execution of the original merger agreement.

•

Absent immediately receiving substantial ongoing sources of liquidity and funding, Bear Stearns and its subsidiaries would likely have been required to seek protection from their creditors and, for many of these entities, this protection would likely have been in the form of a Chapter 7 filing.

The nature of Bear Stearns’ various businesses, assets and financing arrangements, some of which would be afforded differing treatment in bankruptcy, and the complexity of Bear Stearns’ operations would have resulted in difficult issues of valuation in the event of a bankruptcy, creating significant uncertainty regarding the value of Bear Stearns common stock in such an environment. As Bear Stearns was aware, in light of the facts and circumstances, including, without limitation, information received from Bear Stearns regarding the expected treatment of its businesses, assets and financing arrangements in bankruptcy and the expected actions of its customers, counterparties, creditors, employees and regulators in the context of a bankruptcy, Lazard assumed, without independent verification, that the holders of Bear Stearns common stock would likely receive no value in the event of a liquidation of Bear Stearns.

Lazard also noted that, although Bear Stearns and Lazard initiated a process to identify potential acquirors and a variety of potential acquirors were contacted prior to the execution of the original merger agreement, the terms of the original merger agreement and the amendment were negotiated and reviewed by Bear Stearns over a brief period of time and without the benefit of a prolonged auction process. Importantly, both as a condition to entry into the original merger agreement and to the amendment, Lazard understood that JPMorgan Chase required the participation of, or action by, certain governmental entities, including the provision of a line of credit from the Federal Reserve. Lazard also understood that this participation and action by these governmental entities affected both the original exchange ratio and the exchange ratio. From the execution of the original merger agreement to the date of Lazard’s opinion, Bear Stearns was not aware (nor was Lazard aware) of any other potential acquirors that proposed an alternative, or a serious or credible interest in developing an alternative, to the merger.

As a result, Bear Stearns and its board of directors were faced with a rapidly narrowing set of alternatives, which, at the time of Lazard’s opinion, were limited to the merger (either on the terms and conditions as modified by the amendment or not) or seeking protection from creditors in bankruptcy. Lazard took the foregoing facts and assumptions (together with the other facts and assumptions set forth in its opinion) into account when determining the meaning of “fairness” for purposes of its opinion.

In connection with rendering its opinion described above and performing its related financial analyses, Lazard:

•	reviewed the financial terms and conditions of the merger agreement;

•	analyzed certain historical publicly available business and financial information relating to Bear Stearns and JPMorgan Chase; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate in light of the limited time in which Bear Stearns requested that Lazard prepare its opinion.

With Bear Stearns’ consent:

•	Lazard’s review of JPMorgan Chase was limited to certain publicly available information;

•

Lazard did not review any financial forecasts relating to Bear Stearns or JPMorgan Chase because Lazard was advised by Bear Stearns that such financial forecasts, with respect to Bear Stearns, were no longer applicable; and

•	accordingly, Lazard did not perform certain other diligence or analyses that it would customarily conduct in connection with preparing a fairness opinion.

Lazard relied upon the accuracy and completeness of all information provided to it, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities of Bear Stearns or JPMorgan Chase, or concerning the solvency or fair value of Bear Stearns or JPMorgan Chase. In particular, Lazard did not express any opinion as to the value of any asset of Bear Stearns, whether at current market prices or in the future. Lazard noted, however, that, under the ownership of a company with adequate liquidity and capital, such as JPMorgan Chase, the value of some or all of the assets of Bear Stearns could substantially improve, resulting in significant returns to JPMorgan Chase if the merger is consummated.

In rendering its opinion, Lazard assumed, with Bear Stearns’ consent, that the merger would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions, and that in the course of obtaining the necessary regulatory or third party approvals for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Bear Stearns, JPMorgan Chase or the merger. In addition, Lazard assumed that the representations and warranties of Bear Stearns and JPMorgan Chase contained in the merger agreement were true and complete.

Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Bear Stearns had obtained such advice as it deemed necessary from qualified professionals. Lazard did not express any view or opinion as to any terms or other aspects of the merger or any related transaction, including, without limitation, (x) the purchase of 95,000,000 shares of Bear Stearns common stock by JPMorgan Chase, (y) the option to purchase certain real property of Bear Stearns granted to JPMorgan Chase by Bear Stearns in connection with the merger and (z) the changes to the terms of the merger and related transactions set forth in the amendment (other than the exchange ratio to the extent expressly specified in Lazard’s opinion). In addition, Lazard did not express any view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the exchange ratio or otherwise.

Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard did not express any opinion as to the prices at which shares of Bear Stearns common stock or JPMorgan Chase common stock would trade at any time, including subsequent to the date of its opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.

Lazard’s advisory services and opinion were provided for the information and assistance of Bear Stearns’ board of directors in connection with its consideration of the merger and its opinion was not intended as and does not constitute a recommendation to any stockholder as to how such holder should vote or act in connection with the merger or any related matter.

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial review and analysis and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the review and analysis or of the summary set forth below, without considering the review and analysis as a whole, could create an incomplete or misleading view of the processes underlying the opinion of Lazard. In arriving at its opinion, Lazard considered the results of all of its reviews and analyses and did not attribute any particular weight to any factor, review or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its reviews and analyses.

The following is a summary of the material financial reviews and analyses used by Lazard in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial reviews and analyses performed by Lazard. The summary of the financial reviews and analyses includes information presented in tabular format. The tables must be read together with the full text of the summary and are alone not a complete description of Lazard’s financial reviews and analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 20, 2008 and is not necessarily indicative of current market conditions.

Summary of Bear Stearns Reviews and Analyses

Summary of Comparative Ratings Review

Lazard reviewed the publicly announced credit ratings of Bear Stearns as of March 14, 2008, which were as follows:

	Rating (March 14, 2008)	Rating (Prior)

Standard & Poor’s (“S&P”)	BBB, Watch Negative	A, Outlook Negative
Moody’s Investors Service (“Moody’s”)	Baa1, Watch Negative	A2, Outlook Stable
Fitch Ratings (“Fitch”)	BBB, Watch Negative	A+, Outlook Negative

At these ratings, as a stand-alone company, Bear Stearns faced significant counterparty collateral posting requirements and impairment of its access to capital markets. Lazard compared the credit rating of Bear Stearns to selected companies in the investment banking industry that it viewed as reasonably comparable to Bear Stearns. The selected companies consisted of Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley. Although none of the selected companies is directly comparable to Bear Stearns, the companies included were chosen because they are publicly traded companies with operations that for purposes of review may be considered similar to certain operations of Bear Stearns. As of March 24, 2008, none of the selected companies had credit ratings below A+, A1 or A+ from S&P, Moody’s and Fitch, respectively.

Summary of Comparative Credit Default Swap Spreads Review

Lazard reviewed the annual spreads applicable to five-year credit default swaps (referred to as CDSs) with respect to Bear Stearns and selected companies in the investment banking industry that it viewed as reasonably comparable to Bear Stearns. Although none of the selected companies is directly comparable to Bear Stearns, the companies included were chosen because they are publicly traded companies with operations that for purposes of review may be considered similar to certain operations of Bear Stearns. The results of this review were as follows:

CDS Spreads (in basis points)

			Average (from March 20, 2008)
	March 20	March 14	1 Month	3 Months	6 Months	1 Year
Bear Stearns	368	772	404	284	210	139
Goldman Sachs	152	253	181	120	93	68
Lehman Brothers	273	451	284	195	153	108
Merrill Lynch	258	335	242	182	142	94
Morgan Stanley	197	338	232	160	121	83

The spreads applicable to CDSs with respect to Bear Stearns were significantly higher than the spreads applicable to any of the selected companies, reflecting a higher market expectation of default.

Summary of Liquidity Review

Lazard reviewed Bear Stearns’ management’s estimates of Bear Stearns’ liquidity during the period leading up to the execution of the merger agreement. On March 10, 2008, management estimated that Bear Stearns had available liquidity equal to approximately $18.3 billion. As of March 14, 2008, management estimated that this amount had decreased to no more than $4.8 billion, and Bear Stearns had anticipated funding requirements of between $60 billion and $100 billion assuming counterparties to secured repo facilities were unwilling to renew these facilities on March 17, 2008. In addition, as of March 21, 2007, management estimated that Bear Stearns had little to no available liquidity.

Summary of Illustrative Sensitivity of Book Value to Asset Marks Analysis

Lazard reviewed and analyzed the impact that a disorderly or forced sale of significant assets to meet liquidity demands would have on the book value of Bear Stearns depending on the market prices achievable in such a situation and based on Bear Stearns’ January 31, 2008 balance sheet. Each asset mark reduction of 1% of the value of the total assets of Bear Stearns represented a $4.77 billion pre-tax decrease in the value of the total assets of Bear Stearns, which is equal to approximately 39.6% of the book value of Bear Stearns as of January 31, 2008. An asset mark reduction in excess of 2.5% of Bear Stearns’ total assets would represent a pre-tax decrease in the value of the total assets of Bear Stearns that would exceed the book value of Bear Stearns as of January 31, 2008.

Summary of JPMorgan Chase Analyses and Reviews

JPMorgan Chase Comparable Companies Analysis

Lazard reviewed and analyzed selected public companies in the U.S. banking industry that it viewed as reasonably comparable to JPMorgan Chase based on Lazard’s knowledge of the U.S. banking industry. In performing these analyses, Lazard reviewed and analyzed publicly available financial information relating to the selected comparable companies and compared such information to the corresponding information for JPMorgan Chase based on publicly available financial information relating to JPMorgan Chase. Specifically, Lazard compared JPMorgan Chase to the following five public companies in the U.S. banking industry:

•	Bank of America

•	Citigroup

•	Wells Fargo

•	Wachovia

•	U.S. Bancorp

Although none of the selected companies is directly comparable to JPMorgan Chase, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of JPMorgan Chase.

Based on equity research analysts’ estimates and other public information, Lazard reviewed, among other things:

•

share price (based on closing share prices on March 20, 2008) of each selected comparable company as a multiple of such comparable company’s estimated earnings per share (referred to as EPS) for the fiscal years ended December 31, 2008 and December 31, 2009 (based on the median estimate from Institutional Brokers’ Estimate System), reported book value per share and tangible book value per share;

•	indicated dividend yields;

•	implied dividend payout ratios with respect to the fiscal year ended December 31, 2008;

•	estimated long-term growth rates for EPS; and

•	reported Tier 1 capital ratios as of December 31, 2007.

The results of the analyses were as follows:

	Share Price/2008E EPS	Share Price/2009E EPS	Share Price/Reported Book Value	Share Price/Tangible Book Value	Indicated Dividend Yield	2008E Implied Dividend Payout Ratio	Long- Term Growth Rate	Tier 1 Capital Ratio
Low	9.6x	6.6x	0.82x	1.80x	3.8%	49.6%	7.0%	6.87%
Mean	11.3x	9.6x	1.67x	3.13x	5.8%	63.5%	8.7%	7.44%
Median	10.9x	9.5x	1.30x	3.11x	5.7%	64.3%	9.0%	7.35%
High	13.1x	12.2x	2.98x	5.51x	8.3%	82.6%	10.0%	8.25%
JPMorgan Chase	13.2x	10.8x	1.26x	2.09x	3.3%	43.6%	10.0%	8.44%

The JPMorgan Chase multiple of share price to estimated earnings per share was higher than the corresponding mean and median of the selected comparable companies for each of the 2008 and 2009 fiscal years ended December 31, and the JPMorgan Chase multiple of share price to reported or tangible book value per share was lower than the corresponding mean and median of the selected comparable companies. The JPMorgan Chase indicated dividend yield and 2008 implied dividend payout ratio were both lower than the corresponding mean and median of the selected comparable companies. The JPMorgan Chase long-term growth rate and Tier 1 capital ratio were both higher than the corresponding mean and median of the selected comparable companies.

JPMorgan Chase Analyst Price Targets Review

Lazard reviewed the most recent equity research analyst share price targets for JPMorgan Chase common stock, which ranged from $37.00 to $55.00 per share, representing mean and median share prices of $46.86 and $47.50, respectively. The per share closing price of JPMorgan Chase common stock was $45.97 on March 20, 2008.

Miscellaneous

Lazard reviewed this information and prepared these analyses for purposes of providing its opinion to Bear Stearns’ board of directors as to the fairness, from a financial point of view, to the holders of the outstanding shares of Bear Stearns’ common stock (other than holders of excluded shares) of the exchange ratio. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Since these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Bear Stearns, JPMorgan Chase, Lazard or any other person assumes responsibility if future results are materially different from those forecast. As described above, the opinion of Lazard was one of many factors taken into consideration by Bear Stearns’ board of directors in making the determination to approve the merger agreement and to recommend that the Bear Stearns stockholders approve and adopt the merger agreement.

The exchange ratio was determined through arms’-length negotiations between Bear Stearns and JPMorgan Chase and was approved by Bear Stearns’ board of directors. Lazard provided advice to Bear Stearns during these negotiations. Lazard did not, however, recommend any specific amount of consideration to Bear Stearns or its board of directors or that any specific exchange ratio constituted the only appropriate consideration for the merger.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard has in the past provided, and may currently or in the future provide, investment banking services to Bear Stearns, JPMorgan Chase or their respective affiliates that are unrelated to the proposed merger (including, without limitation, Lazard’s current role as financial advisor to JPMorgan Chase Bank, N.A., Hong Kong Branch in connection with a proposed transaction), for which services Lazard has received or may receive customary fees. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly held in large part by managing directors of Lazard) may actively trade securities of Bear Stearns or JPMorgan Chase for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and securities services. Lazard was selected to act as investment banker to Bear Stearns because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with Bear Stearns. Bear Stearns engaged Lazard to act as a financial advisor in connection with the merger and agreed to pay Lazard for its services in connection with the merger a fee of up to $20 million, a portion of which became payable on the execution of the original merger agreement, another portion of which became payable on the delivery of Lazard’s opinion in connection with the execution of the original merger agreement and another portion of which is contingent upon the consummation of the merger. In addition, Bear Stearns has agreed to reimburse Lazard’s reasonable expenses, including expenses of legal counsel, in connection with this engagement and to indemnify Lazard and related persons against various liabilities, including certain liabilities under the federal securities laws.

As described above, the opinion of Lazard was one of many factors taken into consideration by Bear Stearns’ board of directors in making the determination to approve the merger agreement and to recommend that the Bear Stearns stockholders approve and adopt the merger agreement. Consequently, the analyses described above should not be viewed as determinative of the decision of Bear Stearns’ board of directors.

JPMorgan Chase’s Reasons for the Merger

JPMorgan Chase’s reasons for entering into the merger agreement and the related transactions include:

•

JPMorgan Chase’s belief that Bear Stearns’ product offerings will complement JPMorgan Chase’s existing product offerings and offer opportunities for growth in a number of JPMorgan Chase’s businesses, including its belief that the acquisition will enhance JPMorgan Chase’s Investment Banking business through the addition of Bear Stearns’ Prime Brokerage and Global Clearing Services businesses and by augmenting and expanding JPMorgan Chase’s equities and energy trading platforms;

•	JPMorgan Chase’s assessment of Bear Stearns’ businesses, assets and liabilities;

•

JPMorgan Chase’s belief that, absent its agreement to acquire Bear Stearns, Bear Stearns would have failed and been forced to file for immediate bankruptcy protection, in turn resulting in significant disruption to and instability in the U.S. financial system and significant adverse consequences, including a further contraction of available credit and lending activity, to both businesses and individuals throughout the U.S., and its consideration of these factors in light of, and subject to, its fiduciary duties to its stockholders and its requirement, therefore, to structure the transaction to take into account such duties, including without limitation, the need for the share exchange agreement, the special funding facility from the New York Fed and the guaranty and collateral agreement;

•

the fact that, upon completion of the merger, the New York Fed will provide $29 billion of non-recourse funding secured by certain assets of Bear Stearns, which was a necessary condition to JPMorgan Chase’s willingness and ability to enter into the merger agreement and related transaction agreements; and

•	JPMorgan Chase’s understanding of the current environment in the financial services industry.

Board of Directors and Management of JPMorgan Chase Following Completion of the Merger

Upon completion of the merger, the current directors and officers of JPMorgan Chase are expected to continue in their current positions. Information about the current JPMorgan Chase directors and executive officers can be found in the documents listed under the heading “JPMorgan Chase SEC Filings” in the section entitled “Where You Can Find More Information” on page 85.

Public Trading Markets

JPMorgan Chase common stock is listed and traded on the NYSE under the symbol “JPM” and is also listed and traded on the London Stock Exchange and the Tokyo Stock Exchange. Bear Stearns common stock is listed and traded on the NYSE under the symbol “BSC”. Upon completion of the merger, the Bear Stearns common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended. The newly issued JPMorgan Chase common stock issuable pursuant to the merger agreement will be listed on the NYSE and freely transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

JPMorgan Chase’s Dividend Policy

JPMorgan Chase’s common stock dividend policy reflects JPMorgan Chase’s earnings outlook, desired dividend payout ratios, need to maintain an adequate capital level and alternative investment opportunities. JPMorgan Chase continues to target a dividend payout ratio of approximately 30-40% of net income over time. On April 17, 2007, the JPMorgan Chase board of directors increased the quarterly dividend to $0.38 per share. The JPMorgan Chase board of directors may change this dividend policy at any time, and the payment of dividends by financial holding companies is generally subject to legal and regulatory limitations.

Bear Stearns’ Stockholders Do Not Have Dissenters’ Appraisal Rights in the Merger

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the Delaware General Corporation Law.

Unless the certificate of incorporation otherwise provides (and the restated certificate of incorporation of Bear Stearns does not so provide), Delaware law provides that no appraisal rights are available for shares of any class or series of stock, which stock, at the record date fixed to determine the stockholders entitled to receive notice of and vote at a meeting of stockholders to act upon an agreement and plan of merger, was either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available for shares of any class or series of stock if the holders thereof are required by the terms of an agreement and plan of merger to accept for such stock anything except (1) shares or depository receipts of another corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders, (2) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (3) cash for fractional shares or (4) any combination of (1)-(3).

Consequently, because each of JPMorgan Chase’s and Bear Stearns’ common stock is listed on the NYSE, Bear Stearns’ stockholders do not have dissenters’ appraisal rights in the merger with respect to their shares of Bear Stearns common stock.

Regulatory Approvals Required for the Merger

JPMorgan Chase and Bear Stearns have agreed to use their reasonable best efforts to obtain all regulatory approvals, including all antitrust clearances, required to complete the transactions contemplated by the merger agreement. These approvals include approval from or notices to the SEC, FINRA, FERC, the FSA, the Financial Services Agency of Japan, the Federal Reserve Board, the CFTC, the DOJ, the FTC, various foreign and state securities authorities, and various other federal, state and foreign regulatory authorities and self-regulatory organizations. JPMorgan Chase and Bear Stearns have completed the filing of applications and notifications to obtain the required regulatory approvals.

Requisite Approvals, Notices and Consents. Notifications and/or applications requesting approval must be submitted to various Federal and state regulatory authorities and self-regulatory organizations in connection with the change in control of certain businesses that are controlled by Bear Stearns. The change in control of Bear Stearns’ registered broker-dealer subsidiaries is subject to review by FINRA. Notifications and/or applications requesting approval must also be submitted to certain state mortgage banking authorities in connection with the change in control of Bear Stearns’ licensed mortgage businesses. In addition, Federal Reserve Board approval is required for JPMorgan Chase to retain Custodial Trust Company, a Bear Stearns subsidiary. The Federal Reserve Board granted this approval on April 1, 2008, subject to a five-day waiting period before JPMorgan Chase can acquire “control” of Bear Stearns, which waiting period expired on April 6, 2008. JPMorgan Chase and Bear Stearns have filed all applications and notices required to be submitted to obtain necessary approvals and provide necessary notices.

Certain Foreign Approvals. Approvals also will be required from, and notices must be submitted to, certain foreign regulatory authorities, such as regulatory authorities in the United Kingdom and Japan, in connection with the merger and the change in ownership of certain businesses that are controlled by Bear Stearns abroad. JPMorgan Chase and Bear Stearns have filed, or will shortly file, all applications and notices required to be submitted to obtain these approvals and any other approvals that may be required to complete the merger.

Department of Justice, Federal Trade Commission. The merger is also subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act. The HSR Act and related rules prohibit the completion of transactions such as the merger unless the parties notify the FTC and the DOJ in advance. JPMorgan Chase and Bear Stearns have filed the requisite HSR Act notification forms. The HSR Act further provides that a transaction that is notifiable under the HSR Act, such as the merger, may not be consummated until the expiration of a 30 calendar-day waiting period, or the early termination of that waiting period, following the parties’ filing of their respective HSR Act notification forms. On April 1, 2008, the parties received early termination of the waiting period in connection with their filings.

Timing. We cannot assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. We also cannot assure you that any third party will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

JPMorgan Chase and Bear Stearns believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on JPMorgan Chase or Bear Stearns. The parties’ obligation to complete the merger is conditioned upon the receipt of all required regulatory approvals.

We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Litigation Relating to the Merger

Beginning March 17, 2008, various Bear Stearns stockholders filed several purported class action lawsuits against Bear Stearns, its board of directors and certain of Bear Stearns’ present and former executive officers. Among other things, these actions allege that the individual defendants breached their fiduciary duties and obligations to Bear Stearns’ stockholders by agreeing to the proposed merger. Five of these actions have been filed and consolidated in the Supreme Court of the State of New York under the caption In re Bear Stearns Litigation. Two actions have been filed in the Delaware Court of Chancery, and the Delaware plaintiffs filed a motion to consolidate their cases in Delaware, which motion was subsequently granted. JPMorgan Chase is named as a defendant in certain of these cases based on allegations that JPMorgan Chase aided and abetted the alleged breach of fiduciary duty by the Bear Stearns defendants. In each of these actions, the plaintiffs sought to enjoin the proposed merger and enjoin JPMorgan Chase from voting the 95 million shares acquired pursuant to the share exchange agreement. The plaintiffs also sought other injunctive relief and an unspecified amount of compensatory damages. On April 9, 2008 the Delaware Chancery Court granted JPMorgan Chase and Bear Stearns’ motion to stay the Delaware action in favor of the New York action, at least until the preliminary injunction motion is resolved. Subsequently, the plaintiffs in the Delaware action intervened in the New York action and agreed to dismiss the Delaware action. Expedited discovery in the New York action has occurred pursuant to a schedule agreed upon by the parties.

On April 24, 2008, plaintiffs in the New York action filed a second consolidated amended complaint (1) alleging claims for breach of fiduciary duty against the Bear Stearns directors, (2) for a declaratory judgment and to set aside the share exchange agreement, (3) for aiding and abetting breach of fiduciary duty, for breach of fiduciary duty as alleged controlling stockholder, and for unjust enrichment against JPMorgan Chase, (4) for injunctive relief and (5) for equitable assessment of attorneys fees and expenses against all defendants. The complaint also included, among other things, allegations that a preliminary version of this document omitted certain allegedly material information. Also on April 24, 2008, plaintiffs in the New York action filed a motion seeking (1) a preliminary injunction enjoining Bear Stearns from treating as validly issued, for purposes of voting or exercising rights to consent, all shares of Bear Stearns issued to JPMorgan Chase on or about April 8, 2008 pursuant to the share exchange agreement dated March 24, 2008 and (2) if the court enjoins the vote of such shares, requiring Bear Stearns to issue additional and supplemental disclosure prior to any stockholder vote on the merger, together with such other and further relief as the court deems just and proper. A hearing on the plaintiffs’ motion for a preliminary injunction in the consolidated New York action is scheduled for May 8, 2008.

Following the announcement of the merger, beginning March 17, 2008, various Bear Stearns stockholders filed purported class action lawsuits against Bear Stearns, members of Bear Stearns’ executive committee and certain of Bear Stearns’ present and former executive officers in federal court in the Southern District of New York. The federal complaints allege various causes of action including violations of the federal securities laws and violations of ERISA. In these cases, plaintiffs seek, among other things, an unspecified amount of compensatory damages and attorneys fees. Plaintiffs in some of the federal actions have filed motions to consolidate and for the appointment of themselves and their attorneys as lead plaintiffs and lead counsel on behalf of the purported class.

As Bear Stearns has previously disclosed in its filings with the SEC, Bear Stearns, certain of its subsidiaries, and certain of its directors and officers, are also named as defendants in two purported stockholder derivative suits, respectively captioned Cohen v. Cayne, et al. and Birn v. Cayne, et al., commenced in the U.S. District Court for the Southern District of New York. By Court Order dated February 14, 2008, the Birn action was consolidated with the Cohen action. A consolidated amended complaint was filed on March 3, 2008, asserting claims unrelated to the proposed merger. On April 10, 2008, an amended complaint was filed seeking, among other things, a declaration that the merger agreement is unlawful and unenforceable. The complaint seeks to enjoin the merger. Upon consummation of the merger, the plaintiffs in the pending stockholder derivative actions may lose standing to assert derivative claims on behalf of Bear Stearns because they will no longer be stockholders of Bear Stearns.

JPMorgan Chase and Bear Stearns and its directors each plan to defend themselves against the claims made in these lawsuits, which we believe to be without merit. Although we are unable at this time to determine the ultimate outcome of these lawsuits, injunctive relief or an adverse determination could affect our ability to complete the merger.

Bear Stearns’ Officers and Directors Have Financial Interests in the Merger

In considering the recommendation of the Bear Stearns board of directors that you vote to approve and adopt the merger agreement, you should be aware that some of Bear Stearns’ executive officers and directors have financial interests in the merger that are different from, or in addition to, those of Bear Stearns’ stockholders generally. The Bear Stearns board of directors was aware of the agreements and arrangements described below during its deliberations on the merits of the merger agreement and in determining to make the recommendation set forth in this document.

Compensation Under Existing Individual Agreements

For purposes of all of the Bear Stearns equity compensation plans (other than the stock option plan), the completion of the transactions contemplated by the merger agreement will constitute a change in control. Completion of the merger will not constitute a change of control under Bear Stearns’ stock option plan.

Equity Compensation Awards. The merger agreement provides that, upon completion of the merger, each then outstanding stock option, restricted stock unit, Cap unit and deferred equity unit will be converted into a JPMorgan Chase stock option, restricted stock unit, Cap unit and deferred equity unit, respectively. See “The Merger Agreement—Treatment of Bear Stearns Stock Options and Other Equity-Based Awards” on page 52. The restricted stock units, Cap units and deferred equity units that were granted to Bear Stearns’ executive officers, to the extent not vested, will not become vested solely by reason of the completion of the transactions contemplated by the merger agreement. Rather, accelerated vesting of the restricted stock units, Cap units and deferred equity units will occur if, during the one-year period following consummation of the merger, the executive officer’s employment is terminated without Cause or the executive officer resigns for Good Reason (as such terms are defined in the applicable plans).

All of the equity awards that were granted to Bear Stearns’ non-employee directors (other than James E. Cayne) are fully vested. Mr. Cayne retired in January 2008, and as a result of his retirement, all of his unvested Cap units and stock options will continue to vest in accordance with the original vesting schedule, subject to Mr. Cayne’s compliance with applicable restrictive covenants contained in the applicable plans and award agreements.

The following table sets forth the number of unvested Cap units held by each executive officer of Bear Stearns as of April 18, 2008. If Messrs. Greenberg, Farber, Mayer, Molinaro, Schwartz and Solender are terminated without Cause or resign for Good Reason (as such terms are defined in the Cap Plan) during the one-year period following consummation of the merger, their unvested Cap units will become fully vested. The table sets forth the number of shares of JPMorgan Chase common stock that such executive officers would be entitled to receive upon the settlement of their respective unvested Cap units, as well as the aggregate value of such shares, based upon the closing price of the JPMorgan Chase common stock on April 18, 2008. The executive officers do not hold any restricted stock units or deferred equity units and no information regarding the stock options held by the executive officers of Bear Stearns has been included in the table since completion of the merger will not constitute a change in control under the provisions of the stock option plan.

Name	Cap Units	Aggregate Number of shares of JPMorgan Chase Common Stock to be Issued upon Settlement of Outstanding Cap Units	Aggregate Value($)(1)
Executive Officers
Alan C. Greenberg	74,302	16,163	739,616
Jeffrey Farber	19,842	4,316	197,512
Jeffrey Mayer	81,862	17,807	814,865
Samuel L. Molinaro	98,024	21,323	975,749
Alan D. Schwartz	133,403	29,019	1,327,916
Michael S. Solender	25,185	5,478	250,694

(1)	The closing price of the JPMorgan Chase common stock on April 18, 2008 was $45.76.

Bear Stearns and JPMorgan Chase have agreed to consider providing holders of restricted stock units and Cap units with the right to elect, prior to completion of the merger, to have outstanding awards distributed in cash (rather than stock) at the same time the units would have been settled absent such election, and otherwise subject to the same terms and conditions in the applicable plans and award agreements, as amended. If Bear Stearns and JPMorgan Chase implement this program, Bear Stearns will direct the trustee of the trust holding shares of Bear Stearns common stock underlying awards granted under the plans to sell a number of shares of Bear Stearns common stock corresponding to the number of shares with respect to which award holders have made cash elections in order to provide Bear Stearns with the cash to pay for cash-settled awards. As of April 18, 2008, the maximum number of shares of Bear Stearns common stock which would be sold by the trust, assuming all of the award holders elect to have restricted stock units and Cap units settled for cash, is 26,886,551.

Protection of Bear Stearns Directors and Officers Against Claims. JPMorgan Chase has agreed that, in the event the merger is consummated, it will indemnify and hold harmless each present and former director and officer of Bear Stearns from liability for matters arising at or prior to the completion of the merger to the fullest extent provided by applicable law. JPMorgan Chase also has agreed that it will maintain in place existing indemnification and exculpation rights in favor of Bear Stearns and its officers for six years after the merger and that it will maintain Bear Stearns’ current policy of directors and officers liability insurance coverage, or an equivalent replacement policy for the benefit of Bear Stearns directors and officers, for six years following completion of the merger, except that JPMorgan Chase is not required to incur annual premium expense greater than 250% of Bear Stearns’ current annual directors’ and officers liability insurance premium.

Arrangements with JPMorgan Chase. JPMorgan Chase and Bear Stearns have adopted a severance pay schedule and retention guidelines, which are generally applicable to all employees of Bear Stearns (other than Messrs. Greenberg, Mayer, Molinaro and Schwartz). JPMorgan Chase’s and Bear Stearns’ obligations under the severance pay schedule and retention guidelines are contingent upon completion of the merger and satisfaction of certain other conditions, including execution of a release of claims against Bear Stearns, JPMorgan Chase and their affiliates. Under the retention guidelines, if Messrs. Farber and Solender are offered and accept fulltime positions to join JPMorgan Chase after the completion of the merger, Messrs. Farber and Solender will be entitled to receive restricted stock unit grants on the first day following completion of the merger, the value of which will be equal to such employees’ 2007 total bonuses of $2,250,000 and $2,750,000, respectively. The restricted stock units will vest 50% on or about each of the second and third anniversaries of the grant date and the shares of JPMorgan Chase common stock underlying such awards will be distributed upon vesting. Messrs. Farber and Solender would also each be entitled to a performance-based bonus for 2008, payable in a mix of cash and restricted stock units, in accordance with JPMorgan Chase’s guidelines. Under the retention guidelines, if Messrs. Farber and Solender are terminated by JPMorgan Chase following the completion of the merger, Messrs. Farber and Solender will be entitled to receive (1) stay pay equal to one week of salary for each week of stay (beginning March 17, 2008 through the transition date specified by JPMorgan Chase), (2) a 2008 performance bonus, which generally will be equal to such employee’s 2007 total bonus pro-rated for time worked during fiscal 2008 and (3) severance pay in accordance with the severance pay schedule, based upon base salary and years of service (plus a 60-day notice period). Under the severance pay schedule, Messrs. Farber and Solender would be entitled to receive approximately $154,000 and $125,000, respectively. The retention and severance benefits available to Messrs. Farber and Solender are the same as the retention and severance benefits that are generally available to all employees of Bear Stearns.

JPMorgan Chase has an oral agreement with Jeffrey Mayer, for employment commencing upon the completion of the merger. Upon completion of the merger, Mr. Mayer will serve as a Vice Chairman of the Investment Bank, focused on Global Markets. Mr. Mayer will receive an annual salary of $250,000 plus bonus compensation of $12 million for 2008, payable in a mix of cash and restricted stock units, in accordance with JPMorgan Chase’s guidelines. In addition, on the first day following completion of the merger, if Mr. Mayer has commenced employment with JPMorgan Chase, he will receive a grant of restricted stock equal to $15 million, which will vest 50% on or about each of the second and third anniversaries of the grant date and the shares of JPMorgan Chase common stock underlying such awards will be distributed upon vesting. Mr. Mayer continues to have discussions with JPMorgan Chase regarding the terms of his employment.

JPMorgan Chase has an oral agreement with Alan Greenberg, for employment commencing upon the completion of the merger. Upon completion of the merger, Mr. Greenberg will be Vice Chairman of Bear Stearns’ retail business and will be entitled to receive a payout of 40% of the commission revenue he generates. Mr. Greenberg continues to have discussions with JPMorgan Chase regarding the terms of his employment, including additional economic terms.

Executive officers other than Messrs. Greenberg and Mayer may have had and/or may have conversations from time to time with JPMorgan Chase regarding employment and/or retention opportunities with JPMorgan Chase, which could result in such executive officers entering into employment arrangements with JPMorgan Chase on terms that are different from the retention guidelines.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement, as amended. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, attached to this document as Appendix A, as amended by amendment no. 1, attached to this document as Appendix B, and both of which are incorporated by reference into this document. We urge you to read the merger agreement, as amended by amendment no. 1, carefully and in its entirety, as it is the legal document governing this merger. Any references to the merger agreement mean the merger agreement as amended.

Terms of the Merger

Each of the Bear Stearns board of directors and the JPMorgan Chase board of directors has approved the merger agreement, which provides for the merger of Merger Sub with and into Bear Stearns. Bear Stearns will be the surviving corporation in the merger and will be a subsidiary of JPMorgan Chase. Each share of Bear Stearns common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of Bear Stearns common stock held by Bear Stearns and JPMorgan Chase, will be converted into the right to receive 0.21753 of a share of JPMorgan Chase common stock. If the number of shares of common stock of JPMorgan Chase changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar event, then an appropriate and proportionate adjustment will be made to the number of shares of JPMorgan Chase common stock into which each share of Bear Stearns common stock will be converted.

JPMorgan Chase will not issue any fractional shares of JPMorgan Chase common stock in the merger. Instead, a Bear Stearns stockholder who otherwise would have received a fraction of a share of JPMorgan Chase common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying the fraction of a share of JPMorgan Chase common stock to which the holder would otherwise be entitled by the average closing price of JPMorgan Chase common stock over the five trading days immediately prior to the date on which the merger is completed.

At the effective time of the merger, Merger Sub’s certificate of incorporation (which shall include provisions mirroring the terms of each series of Bear Stearns preferred stock) and bylaws in effect immediately prior to the effective time will be the certificate of incorporation and bylaws of the surviving corporation after completion of the merger until thereafter amended in accordance with their respective terms and applicable law. The merger agreement provides that JPMorgan Chase may change the structure of the merger, provided that no such change will alter the amount or kind of merger consideration to be provided under the merger agreement or materially impede or delay completion of the merger.

Treatment of Bear Stearns Stock Options and Other Equity-Based Awards

Each outstanding option to acquire Bear Stearns common stock granted under Bear Stearns’ stock incentive plans will be converted automatically at the effective time of the merger into an option to purchase JPMorgan Chase common stock and will continue to be governed by the terms of the Bear Stearns stock plan and related grant agreements (including applicable vesting requirements) under which it was granted, except that:

•

the number of shares of JPMorgan Chase common stock subject to each converted JPMorgan Chase stock option will be equal to the product of the number of shares of Bear Stearns common stock previously subject to the Bear Stearns stock option and 0.21753, rounded down to the nearest whole share; and

•

the exercise price per share of JPMorgan Chase common stock subject to each converted stock option will be equal to the exercise price for each share of Bear Stearns common stock previously subject to the Bear Stearns stock option divided by 0.21753, rounded up to the nearest cent.

Restricted stock units granted under the Restricted Stock Unit Plan in respect of Bear Stearns common stock outstanding immediately prior to the merger will be converted automatically at the effective time of the merger into restricted stock units in respect of shares of JPMorgan Chase common stock (including applicable vesting requirements and deferral provisions provided by the terms of the restricted stock units). The number of shares of JPMorgan Chase common stock subject to each converted restricted stock unit will be equal to the product of the number of shares of Bear Stearns common stock previously subject to the Bear Stearns restricted stock unit and 0.21753, rounded to the nearest whole share. The converted restricted stock units will be payable or distributable in accordance with the terms of the existing plan and agreement (including applicable vesting requirements and deferral provisions) relating to the restricted stock units.

Share units, referred to as Cap units, granted under the Cap Plan in respect of Bear Stearns common stock outstanding immediately prior to the merger will be converted automatically at the effective time of the merger into Cap units in respect of shares of JPMorgan Chase common stock (including applicable vesting requirements and deferral provisions provided by the terms of the Cap units). The number of shares of JPMorgan Chase common stock subject to each converted Cap unit will be equal to the product of the number of shares of Bear Stearns common stock previously subject to the Bear Stearns Cap unit and 0.21753, rounded to the nearest whole share. The converted Cap units will be payable or distributable in accordance with the terms of the existing plan and agreement relating to the Cap units. JPMorgan Chase and Bear Stearns will cooperate in good faith to adjust, effective upon the occurrence of the merger, the features under the Cap Plan that provide for awards of additional Cap units in respect of previously awarded Cap units to take into account the occurrence of the merger. At JPMorgan Chase’s request, Bear Stearns will terminate the Cap Plan, effective immediately prior to the effective time, which may include termination of other similar plans in accordance with tax code rules.

Bear Stearns and JPMorgan Chase have agreed to consider providing holders of restricted stock units and Cap units with the right to elect, prior to completion of the merger, to have outstanding awards distributed in cash (rather than stock) at the same time the units would otherwise have been settled absent such election, and otherwise subject to the same terms and conditions in the applicable plans and award agreements, as amended. If Bear Stearns and JPMorgan Chase implement this program, Bear Stearns will direct the trustee of the trust holding shares of Bear Stearns common stock underlying awards granted under the plans to sell a number of shares of Bear Stearns common stock corresponding to the number of shares with respect to which award holders have made cash elections in order to provide Bear Stearns with the cash to pay for cash-settled awards. As of April 18, 2008, the maximum number of shares of Bear Stearns common stock which could be sold by the trust, assuming all of the award holders elect to have restricted stock units and Cap units settled for cash, is 26,886,551.

Bear Stearns deferred equity units, which represent deferred compensation denominated in Bear Stearns common stock and held in participant accounts (other than the restricted stock units and Cap units), will be converted automatically at the effective time of the merger into deferred equity units in respect of shares of JPMorgan Chase common stock (including applicable vesting requirements and deferral provisions provided by the terms of the deferred equity units). The number of shares of JPMorgan Chase common stock subject to each converted deferred equity unit will be equal to the product of the number of shares of Bear Stearns common stock in which the Bear Stearns deferred equity unit was previously denominated and 0.21753, rounded to the nearest whole share. The converted deferred equity units will be payable or distributable in accordance with the terms of the existing plans applicable to the deferred equity units.

JPMorgan Chase has agreed to file a registration statement with the SEC on an appropriate form to the extent necessary to register JPMorgan Chase common stock subject to the converted stock options and other equity-based awards.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger agreement is approved and adopted by Bear Stearns’ stockholders;

•

we obtain required regulatory approvals from the Federal Reserve, FINRA, the FSA, the Financial Services Agency of Japan, under the HSR Act and any other required regulatory approvals the failure of which to obtain would reasonably be expected to have a material adverse effect on either Bear Stearns or JPMorgan Chase; and

•	all other conditions to the merger discussed in this document and the merger agreement are either satisfied or waived.

The merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware. However, we may agree to a later time for completion of the merger and specify that time in the certificate of merger in accordance with Delaware law. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver (subject to applicable law) of the last to occur of the conditions specified in the merger agreement, or on another mutually agreed date. If these conditions are satisfied or waived during the two weeks immediately prior to the end of a fiscal quarter of JPMorgan Chase, then JPMorgan Chase may postpone the closing until the first full week after the end of that quarter. It currently is anticipated that the effective time of the merger will occur by the end of the second calendar quarter of 2008, but we cannot guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of Bear Stearns common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after completion of the merger, the exchange agent will exchange certificates representing shares of Bear Stearns common stock for the merger consideration to be received pursuant to the terms of the merger agreement. Prior to the completion of the merger, JPMorgan Chase will select a bank or trust company subsidiary of JPMorgan Chase or another bank or trust company reasonably acceptable to Bear Stearns to be the exchange agent, who will exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Letter of Transmittal

Soon after the completion of the merger, the exchange agent will mail a letter of transmittal to each holder of a Bear Stearns common stock certificate at the effective time of the merger. This mailing will contain instructions on how to surrender Bear Stearns common stock certificates in exchange for statements indicating book-entry ownership of JPMorgan Chase common stock and a check in the amount of cash to be paid instead of fractional shares. If a holder of a Bear Stearns common stock certificate makes a special request, however, JPMorgan Chase will issue to the requesting holder a JPMorgan Chase stock certificate in lieu of book-entry shares. When you deliver your Bear Stearns stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Bear Stearns stock certificates will be cancelled and you will receive statements indicating book-entry ownership of JPMorgan Chase common stock, or, if requested, stock certificates representing the number of full shares of JPMorgan Chase common stock to which you are entitled under the merger agreement. You also will receive a cash payment for any fractional shares of JPMorgan Chase common stock that would have been otherwise issuable to you as a result of the merger.

Holders of Bear Stearns common stock should not submit their Bear Stearns stock certificates for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

If a certificate for Bear Stearns common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction and appropriate and customary indemnification.

After completion of the merger, there will be no further transfers on the stock transfer books of Bear Stearns, except as required to settle trades executed prior to the completion of the merger.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash in lieu of fractional shares payable to any Bear Stearns stockholder the amounts it is required to deduct and withhold under any applicable federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

Until Bear Stearns common stock certificates are surrendered for exchange, any dividends or other distributions having a record date after the effective time of the merger with respect to JPMorgan Chase common stock into which shares of Bear Stearns common stock may have been converted will accrue but will not be paid. JPMorgan Chase will pay to former Bear Stearns stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Bear Stearns stock certificates. For example, if the merger is completed before a June record date for a dividend declared on JPMorgan Chase common stock, Bear Stearns’ stockholders would be entitled to receive this dividend on shares of JPMorgan Chase common stock they receive in respect of their shares of Bear Stearns common stock and hold on the dividend record date, but would only receive this amount after they have surrendered their Bear Stearns stock certificates in accordance with the exchange instructions they will receive.

Prior to the effective time of the merger, Bear Stearns and its subsidiaries may not, except with JPMorgan Chase’s prior written consent, declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

•	dividends on Bear Stearns’ preferred stock;

•	dividends paid by any subsidiary of Bear Stearns to Bear Stearns or to any of its wholly-owned subsidiaries; and

•

the acceptance of shares of Bear Stearns common stock in payment of the exercise price or withholding taxes incurred by any employee in connection with the exercise of a stock option or the vesting of restricted shares of Bear Stearns common stock granted under a Bear Stearns stock plan, Cap plan or deferred equity unit plan, in each case in accordance with past practice and the terms of the applicable plan.

Representations and Warranties

The merger agreement contains representations and warranties of Bear Stearns and JPMorgan Chase relating to their respective businesses. The obligations of each party to complete the merger require that each of the other party’s representations as to corporate authority and power, absence of violations of organizational documents and brokers’ fees must be true and correct in all material respects and, in the case of JPMorgan Chase’s obligations, the merger agreement also requires that Bear Stearns’ representation as to the receipt of a fairness opinion from its financial advisor must be true and correct in all material respects and that specific representations regarding Bear Stearns’ capitalization be true and correct except to a de minimis extent. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of JPMorgan Chase and Bear Stearns has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental and other regulatory filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements, internal controls and accountants;

•	broker’s fees payable in connection with the merger;

•	compliance with applicable laws;

•	ability to obtain timely regulatory approvals; and

•	the accuracy of information supplied for inclusion in this document and other similar documents.

In addition, Bear Stearns has made other representations and warranties about itself to JPMorgan Chase as to:

•	broker-dealer and investment advisory matters;

•	the inapplicability of state takeover laws; and

•	the receipt of an opinion from its financial advisor.

The representations and warranties described above and included in the merger agreement were made by each of JPMorgan Chase and Bear Stearns to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by JPMorgan Chase and Bear Stearns in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between JPMorgan Chase and Bear Stearns rather than to establish matters as facts. The merger agreement is described in, and included as an appendix to, this document only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Bear Stearns, JPMorgan Chase or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information” on page 85.

Covenants and Agreements

Each of Bear Stearns and JPMorgan Chase has undertaken covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each of JPMorgan Chase and Bear Stearns agreed to (1) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and (2) take no action that is intended to or would reasonably be expected to adversely affect or materially delay its ability to obtain any necessary regulatory approvals, perform its covenants or complete the merger. Bear Stearns also agreed that it would operate within its existing credit, principal, market and other risk limits and comply with existing risk-related policies and procedures (and that JPMorgan Chase will have the right to oversee Bear Stearns’ setting of such limits and changes to such policies and procedures). Until the earlier of the closing of the merger or the termination of the merger agreement, JPMorgan Chase and/or its subsidiaries have (and have delegated to the New York Fed) both the custody of and the immediate right to manage a certain collateral pool and related hedges (serving as collateral for the $29 billion special funding facility to be provided by the New York Fed) as determined by JPMorgan Chase and the New York Fed. Subject to the continued effectiveness of the operating guaranty (as described below) and JPMorgan Chase’s compliance with its terms, JPMorgan Chase will be entitled to oversee the business, operations, and management of Bear Stearns and its subsidiaries in its reasonable discretion (provided that to the extent Bear Stearns takes any action as a direct result of JPMorgan Chase’s oversight which would result in the breach of a covenant under the merger agreement, Bear Stearns will not be deemed to have breached the covenant solely as a result of taking such action). Bear Stearns further agrees that, with certain exceptions and except with JPMorgan Chase’s prior written consent, Bear Stearns will not, and will not permit any of its subsidiaries to, among other things, undertake the following extraordinary actions:

•	incur indebtedness or in any way assume the indebtedness of another person, except in the ordinary course of business consistent with past practice;

•	adjust, split, combine or reclassify any of its capital stock;

•

make, declare or pay any dividends or other distributions on any shares of its capital stock, except as set forth above in “—Conversion of Shares; Exchange of Certificates—Dividends and Distributions”;

•	issue or grant shares, stock options or other equity-based awards outside the parameters set forth in the merger agreement;

•

except as required under applicable law or the terms of any Bear Stearns benefit plan, (1) increase the compensation or benefits of any current or former directors, officers, employees, consultants, independent contractors or other service providers; (2) pay any current or former directors, officers or employees any amounts not required by existing plans or agreements or increase any amounts payable to such persons; (3) establish, amend or terminate any employee benefit or compensation plan or agreement; (4) accelerate the vesting or lapsing of restrictions with respect to certain benefits under any of Bear Stearns’ employee benefit plans; (5) hire or promote employees in the position of vice president or above or terminate the employment of employees in the position of vice president or above; (6) cause the funding of any rabbi trust or similar arrangement or take any action to fund or secure the payment of compensation or benefits under any Bear Stearns employee benefit plan; or (7) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Bear Stearns employee benefit plan or change the manner in which contributions to such plans are made or the basis on which contributions are determined, except as may be required by applicable law or under U.S. generally accepted accounting principles;

•

other than in the ordinary course of business consistent with past practice and other than pursuant to contracts in force on the date of the merger agreement, sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any assets or properties or cancel, release or assign any material amount of indebtedness or claims;

•

enter into any new line of business or change in any respect its lending, investment, underwriting, risk and asset liability management (including risk limits, position limits and the like) and other operating, securitization and servicing policies other than as required by applicable law;

•	transfer ownership or grant rights to its material intellectual property, except for certain grants of licenses in the ordinary course of business consistent with past practice;

•

other than in the ordinary course of business consistent with past practice, make any investments either by purchase of securities, capital contributions, property transfers or purchase of property or assets;

•

amend any governing documents, take any action to exempt another person from any applicable takeover law or similarly restrictive provision of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with third parties;

•	conduct its operations or take actions related to trading or credit extension in any manner other than in the ordinary course consistent with past practice and in consultation with JPMorgan Chase;

•	materially change its existing policies, practices and procedures governing operations;

•

amend, except in the ordinary course of business, or knowingly violate certain material contracts or enter into any obligation that would impose material restrictions on the business of Bear Stearns, its subsidiaries or its affiliates;

•	commence or settle any claim, action or proceeding, other than settlements resulting solely in monetary damages in amounts not in excess of $500,000 in the aggregate;

•	take or willfully fail to take any action that is intended, or may be reasonably expected, to cause any of the conditions to the merger to fail to be satisfied;

•

implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, except as required by applicable law, generally accepted accounting principles or regulatory guidelines;

•	file or amend any tax return other than in the ordinary course of business, make or change any material tax election or settle or compromise any material tax liability; or

•	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the foregoing.

JPMorgan Chase agrees that, except with Bear Stearns’ prior written consent, JPMorgan Chase will not, among other things, undertake the following extraordinary actions:

•	amend any governing documents in a manner that would adversely affect Bear Stearns or its stockholders or the transactions contemplated by the merger agreement;

•	take any action or willfully fail to take any action that is intended, or may be reasonably expected, to result in any of the conditions to the merger failing to be satisfied;

•	take any action that would reasonably be expected to prevent, materially impede or materially delay completion of the merger; or

•	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the foregoing.

The merger agreement also contains covenants relating to the preparation of this document and the holding of the special meeting of Bear Stearns stockholders, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.

In addition, Bear Stearns has agreed to cooperate with JPMorgan Chase and use reasonable best efforts to promptly seek all necessary approvals for JPMorgan Chase to exercise supervision and control, beginning as promptly as possible following the execution of the merger agreement, over the business and operations of Bear Stearns and its subsidiaries.

Reasonable Best Efforts of Bear Stearns to Obtain the Required Stockholder Vote

Bear Stearns has agreed to hold a meeting of its stockholders as soon as reasonably practicable for the purpose of obtaining stockholder approval and adoption of the merger agreement. Bear Stearns has agreed that the record date for such meeting will be determined with the prior approval of JPMorgan Chase, and will be at least three business days after the closing of the share exchange (as described below). Bear Stearns will use its reasonable best efforts to obtain from its stockholders the requisite stockholder approval and adoption of the merger agreement, including by recommending that its stockholders approve and adopt the merger agreement and the other transactions contemplated thereby (subject to the provisions governing making a Change of Recommendation as described below). The merger agreement requires Bear Stearns to submit the merger agreement to a stockholder vote even if its board of directors no longer recommends approval and adoption of the merger agreement.

JPMorgan Chase has agreed that it will vote any shares of Bear Stearns common stock it beneficially owns and has the right to vote in favor of approving and adopting the merger agreement.

Agreement Not to Solicit Other Offers

Bear Stearns also has agreed that it, its subsidiaries and their officers, directors, employees, agents and representatives will not, directly or indirectly:

•	solicit, initiate, encourage or facilitate any inquiries or proposals for any “Alternative Proposal” (as defined below); or

•	participate in any discussions or negotiations, or enter into any agreement, regarding any “Alternative Transaction” (as defined below).

However, prior to the special meeting, the Bear Stearns board of directors may consider and participate in discussions and negotiations with respect to a bona fide Alternative Proposal if (1) it has first entered into a confidentiality agreement with the party proposing the Alternative Proposal on terms substantially similar to Bear Stearns’ confidentiality agreement with JPMorgan Chase and (2) the Bear Stearns board of directors reasonably determines in good faith (after consultation with outside legal counsel) that failure to take these actions would cause the board to violate its fiduciary duties to Bear Stearns’ stockholders under applicable law.

Bear Stearns has agreed:

•

to cease any existing discussions or negotiations with respect to any Alternative Proposal, and to use reasonable best efforts to cause all persons other than JPMorgan Chase who have been furnished with confidential information in connection with an Alternative Proposal within the 12 months prior to the date of the merger agreement to return or destroy such information;

•

to notify JPMorgan Chase promptly (but no later than 48 hours) after it receives any Alternative Proposal, or any material change to any Alternative Proposal, or any request for nonpublic information relating to Bear Stearns or any of its subsidiaries, and to provide JPMorgan Chase with relevant information regarding the Alternative Proposal or request; and

•	to keep JPMorgan Chase fully informed, on a current basis, of any material changes in the status and any material changes in the terms of any such Alternative Proposal.

As used in the merger agreement, an “Alternative Proposal” means any inquiry or proposal, including any indication of an intention to make a proposal, regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving Bear Stearns or any of its subsidiaries that, if completed, would constitute an Alternative Transaction.

As used in the merger agreement, “Alternative Transaction” means any of the following:

•

a transaction in which any person or group (other than JPMorgan Chase or its affiliates), directly or indirectly, acquires or would acquire more than 15% of the outstanding shares of Bear Stearns or any of its subsidiaries or outstanding voting power or of any new series or new class of Bear Stearns preferred stock that would be entitled to a class or series vote with respect to a merger with Bear Stearns or any of its subsidiaries, whether from Bear Stearns or pursuant to a tender offer or exchange offer or otherwise;

•	a merger, share exchange, consolidation or other business combination involving Bear Stearns or any of its subsidiaries (other than the merger with JPMorgan Chase);

•

any transaction in which any person or group (other than JPMorgan Chase or its affiliates) acquires or would acquire control of assets (including, for this purpose, the outstanding equity securities of subsidiaries of Bear Stearns and securities of the entity surviving any merger or business combination including any of Bear Stearns’ subsidiaries) of Bear Stearns or any of its subsidiaries representing more than 15% of the fair market value of all the assets, net revenues or net income of Bear Stearns and its subsidiaries, taken as a whole, immediately prior to such transaction; or

•

any other consolidation, business combination, recapitalization or similar transaction involving Bear Stearns or any of its subsidiaries, other than the transactions contemplated by the merger agreement.

The Bear Stearns board of directors has adopted a resolution recommending that Bear Stearns’ stockholders approve and adopt the merger agreement. Under the merger agreement, the Bear Stearns board of directors may not (1) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, its recommendation, (2) take any public action or make any public statement in connection with the meeting of Bear Stearns’ stockholders that is inconsistent with its recommendation, or (3) approve or recommend, or publicly propose to approve or recommend, or fail to recommend against, any Alternative Proposal. Any of these actions is referred to as a “Change of Recommendation.”

If the Bear Stearns board of directors makes a Change of Recommendation and JPMorgan Chase exercises its right to terminate the merger agreement, the operating guaranty would also terminate in all respects, including retrospectively. However, the Bear Stearns board of directors may only make a Change of Recommendation if each of the following conditions is satisfied:

•	it receives an unsolicited Alternative Proposal that constitutes a Superior Proposal (as defined below) and that Superior Proposal has not been withdrawn;

•	Bear Stearns has not breached its agreement not to solicit other offers or its agreement to use reasonable best efforts to obtain stockholder approval of the merger;

•

after consultation with outside counsel, it reasonably determines in good faith that, in light of the Superior Proposal, the failure to make the Change of Recommendation would cause the board of directors to violate its fiduciary duties to Bear Stearns’ stockholders under applicable law;

•

Bear Stearns provides five business days’ notice to JPMorgan Chase of the board of directors’ intention to make a Change of Recommendation (and an additional two business days’ notice of any subsequent change to the Alternative Proposal described in such notice); and

•

during that five (or two) business-day period Bear Stearns negotiates in good faith with JPMorgan Chase to adjust the terms of the merger agreement so that the Alternative Proposal would no longer constitute a Superior Proposal.

As used in the merger agreement, “Superior Proposal” means any proposal by a Qualifying Party (as defined below) (1) to acquire, directly or indirectly, for consideration consisting of cash and/or securities, 100% of Bear Stearns’ outstanding common stock or 100% of the assets, net revenues or net income of Bear Stearns and its subsidiaries, taken as a whole and (2) which is otherwise on terms which the Bear Stearns board of directors determines in its reasonable good faith judgment (after consultation with its financial advisor and outside legal counsel) taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, that the proposal, (A) if consummated would result in a transaction that is more favorable, from a financial point of view, to Bear Stearns’ stockholders than the merger and other transactions contemplated by the merger agreement and (B) is reasonably capable of being completed, including to the extent required, financing which is then committed or which, in the good faith judgment of the Bear Stearns board of directors, is reasonably capable of being obtained by such Qualifying Party.

As used in the merger agreement, “Qualifying Party” means a third party that (1) enters into one or more guaranties of the obligations of Bear Stearns and its subsidiaries that are at least equivalent (and no less comprehensive) to each of the operating guaranty and the Fed guaranty (and which will take effect simultaneously with the termination of the operating guaranty and the Fed guaranty and will supersede the operating guaranty and the Fed guaranty), (2) has capital, liquidity and financial strength sufficient that the replacement guaranties will enable Bear Stearns and its subsidiaries to conduct business in the ordinary course as it is then conducted and (3) enters into financing and support arrangements with the Federal Reserve as are necessary to enable Bear Stearns and its subsidiaries to conduct business in the ordinary course as it is then conducted.

Asset Option

Under the merger agreement, Bear Stearns granted to JPMorgan Chase an irrevocable option to acquire Bear Stearns’ rights, title and interest (free and clear of all encumbrances) to its headquarters building located at 383 Madison Avenue, New York, New York for an amount in cash equal to $1.1 billion less any unpaid or unsatisfied indebtedness, encumbrance or liability and any reasonable transaction costs incurred by JPMorgan Chase in completing such a transaction. If Bear Stearns’ stockholders do not approve and adopt the merger agreement at the first stockholders meeting called for that purpose, the option is exercisable by JPMorgan Chase for 120 days following the stockholders meeting. The option is also exercisable by JPMorgan Chase for six months following termination of the merger agreement under the following circumstances:

•	JPMorgan Chase terminates the merger agreement because:

•	Bear Stearns’ Board of Directors made any Change of Recommendation,

•	Bear Stearns breached its no-solicitation and related obligations under the merger agreement,

•	Bear Stearns breached its obligations to hold a meeting of its stockholders to approve and adopt the merger agreement, or

•

Prior to any termination of the merger agreement described in clause (1), (2), or (3) below, an Alternative Proposal has been publicly announced or otherwise communicated or made known to Bear Stearns and has not been irrevocably withdrawn and (1) JPMorgan Chase or Bear Stearns terminate the merger agreement because both (A) the approval and adoption of the merger agreement by Bear Stearns’ stockholders has not been obtained at a meeting of Bear Stearns’ stockholders held for such purpose and (B) 120 days have elapsed from the date of such stockholders meeting (provided that the parties may mutually agree to extend the 120-day period); (2) JPMorgan Chase terminates the merger agreement because there has been an uncured breach by Bear Stearns of any of the covenants or agreements or any of the representations or warranties in the merger agreement that would cause the failure of the closing conditions described below to be satisfied; or (3) JPMorgan Chase or Bear Stearns terminates the merger agreement because the merger has not been consummated on or before the first anniversary of the date of the merger agreement.

Employee Matters

Following the closing of the merger, JPMorgan Chase has agreed to maintain employee benefit plans and compensation opportunities for employees of Bear Stearns and its subsidiaries (who are employed on the closing date of the merger) that are substantially comparable, in the aggregate, to those made available to similarly situated employees of JPMorgan Chase and its subsidiaries. This obligation will also be satisfied if JPMorgan Chase provides continued coverage to these employees under Bear Stearns’ and its subsidiaries’ existing plans and compensation programs. In addition, JPMorgan Chase has agreed, to the extent any Bear Stearns employee becomes eligible to participate in JPMorgan Chase benefit plans following the merger:

•

generally (but with certain exceptions) to recognize each employee’s service with Bear Stearns prior to the completion of the merger for purposes of eligibility, participation, vesting and benefit accruals, in each case under the JPMorgan Chase plans to the same extent such service was recognized under comparable Bear Stearns plans prior to completion of the merger;

•

to use reasonable best efforts to waive any exclusion for pre-existing conditions or eligibility waiting periods under any JPMorgan Chase health, dental, vision or other welfare plans, to the extent such limitation would have been waived or satisfied under a corresponding Bear Stearns plan in which such employee participated immediately prior to the closing of the merger, and to recognize any health, dental or vision expenses incurred in the year in which the merger closes (or, if later, the year in which such employee is first eligible to participate) for purposes of applicable deductible and annual out-of-pocket expense requirements under any health, dental or vision plan of JPMorgan Chase.

Under the merger agreement, JPMorgan Chase has agreed to honor Bear Stearns employment arrangements in accordance with the terms thereof (which may be amended or terminated with the prior written consent of

JPMorgan Chase). JPMorgan Chase has the right to amend or terminate Bear Stearns benefit plans to the extent permitted under the terms of such plans, and has no obligation to continue the employment of any Bear Stearns employee for any period following the merger.

JPMorgan Chase may request that Bear Stearns cause the Bear Stearns employee stock ownership plan, any of the Bear Stearns 401(k) plans, or any of the Bear Stearns profit sharing plans and any other tax qualified plans of Bear Stearns to be terminated effective immediately prior to the effective time.

D&O Indemnification and Insurance

The merger agreement provides that all rights to indemnification and exculpation from liability for acts or omissions occurring or alleged to have occurred at or prior to the completion of the merger in favor of any directors and officers of Bear Stearns as provided in Bear Stearns’ organizational documents and any existing indemnification agreements, shall survive the merger and shall continue in full force and effect in accordance with their terms for a period of six years after the completion of the merger. The merger agreement also provides that, upon completion of the merger, JPMorgan Chase will cause the surviving corporation to indemnify and hold harmless, and provide advancement of expenses to, all past and present officers and directors of Bear Stearns and its subsidiaries against all losses or liabilities incurred in their capacities as such to the fullest extent permitted by applicable law.

The merger agreement requires JPMorgan Chase to maintain for a period of six years after completion of the merger Bear Stearns’ current directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amounts and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, except that JPMorgan Chase is not required to incur annual premium expense greater than 250% of Bear Stearns’ current annual directors’ and officers’ liability insurance premium.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of the following conditions:

•	the approval and adoption of the merger agreement by Bear Stearns’ stockholders;

•	the approval of the listing of the JPMorgan Chase common stock to be issued in the merger on the NYSE, subject to official notice of issuance;

•

the effectiveness of the registration statement of which this document is a part with respect to the JPMorgan Chase common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•

the absence of any order, injunction or decree by any court or other governmental entity or other law that prohibits or makes illegal completion of the transactions contemplated by the merger agreement;

•	the performance of the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger; and

•

all regulatory approvals from the Federal Reserve Board, FINRA, the FSA, the Financial Services Agency of Japan, under the HSR Act and any other required regulatory approvals, the failure of which to obtain would reasonably be expected to have a material adverse effect on JPMorgan Chase or Bear Stearns, in each case required to complete the transactions contemplated by the merger agreement, including the merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

Each party’s obligations to complete the merger are also conditioned on the accuracy of certain limited representations. Specifically, each of the other party’s representations as to corporate authority and power, absence of violations of organizational documents and brokers’ fees must be true and correct in all material respects. In the case of JPMorgan Chase’s obligations to complete the merger, Bear Stearns’ representation as to the receipt of a fairness opinion from its financial advisor must be true and correct in all material respects and certain representations regarding Bear Stearns’ capitalization must be true and correct except to a de minimis extent.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by mutual consent if authorized by each of our boards of directors, or by either party in the following circumstances:

•

if any of the required regulatory approvals are denied or completion of the merger has been prohibited or made illegal by a court or other governmental entity (and the denial or prohibition is final and nonappealable);

•	if the merger has not been completed by March 16, 2009, unless the failure to complete the merger by that date is due to the terminating party’s failure to abide by the terms of the merger agreement;

•

if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 30 days of notice of the breach; or

•

if (1) the approval and adoption of the merger agreement by Bear Stearns’ stockholders has not been obtained at a meeting of Bear Stearns’ stockholders held for such purpose and (2) 120 days have elapsed from the date of such stockholders meeting (provided that the parties may mutually agree to extend the 120-day period).

In addition, JPMorgan Chase may terminate the merger agreement if:

•	Bear Stearns’ board of directors makes any Change of Recommendation;

•

Bear Stearns materially breaches its agreement not to solicit other offers or its obligation to hold a meeting of Bear Stearns’ stockholders for the purpose of approving and adopting the merger agreement; or

•

a governmental entity or court with jurisdiction shall have issued an Injunction (as defined below); provided that such termination shall not become effective until the later to occur of (1) 120 days following the date such Injunction becomes final and nonappealable and (2) the earlier to occur of (A) the 60th day following the date of the meeting of Bear Stearns’ stockholders to approve and adopt the merger agreement and (B) the 180th day following the date the Injunction became final and nonappealable.

As used in the merger agreement, “Injunction” means an order, injunction or decree issued by a governmental entity or court with jurisdiction, which order, injunction or decree remains in effect and has become final and nonappealable, that preliminarily or permanently enjoins, prohibits or makes illegal the issuance of shares of Bear Stearns common stock to JPMorgan Chase pursuant to the share exchange agreement described below or prevents JPMorgan Chase from voting those shares in favor of approving and adopting the merger agreement at the meeting of Bear Stearns’ stockholders held for that purpose.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability on the part of JPMorgan Chase or Bear Stearns, except that (1) both JPMorgan Chase and Bear Stearns will remain liable for any knowing breach of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to the Asset Option, payment of fees and expenses, the confidential treatment of information and publicity restrictions.

Expenses and Fees

In general, each of JPMorgan Chase and Bear Stearns will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this document, and all filing and other fees paid to the SEC in connection with the merger, shall be borne equally by Bear Stearns and JPMorgan Chase.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their boards of directors or by written agreement. However, after any approval of the merger agreement by Bear Stearns’ stockholders, there may not be, without further approval of those stockholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the completion of the merger, each of us, by action taken or authorized by our respective boards of directors, to the extent legally allowed, may:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party; or

•	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

Share Exchange Agreement

On March 24, 2008, JPMorgan Chase and Bear Stearns, in connection with entering into the amendment to the merger agreement, entered into a share exchange agreement, under which JPMorgan Chase agreed to purchase 95 million newly issued shares of Bear Stearns common stock, or 39.5% of the outstanding shares of Bear Stearns common stock after giving effect to the issuance, in exchange for the issuance of 20,665,350 shares of JPMorgan Chase common stock to Bear Stearns and the entry by JPMorgan Chase into the amendment to the merger agreement, the amended and restated operating guaranty and the Fed guaranty (each as described below).

JPMorgan Chase and Bear Stearns completed the transactions contemplated by the share exchange agreement on April 8, 2008. While the rules of the NYSE generally require shareholder approval prior to the issuance of more than 20% of the outstanding shares of a listed company, the NYSE’s Shareholder Approval Policy provides an exception in cases where the delay involved in securing shareholder approval for the issuance would seriously jeopardize the financial viability of the listed company. In accordance with the NYSE rule providing that exception, the audit committee of Bear Stearns’ board of directors expressly approved, and the full board of directors unanimously ratified, Bear Stearns’ use of the exception. The NYSE accepted Bear Stearns’ application of the exception.

Operating Guaranty

In connection with the amendment to the merger agreement, on March 24, 2008, JPMorgan Chase entered into an amended and restated guaranty agreement, effective as of March 16, 2008, which replaced the guaranty agreement entered into on March 16, 2008. The description of the operating guaranty set forth below may not be complete and is therefore qualified in its entirety by the terms of the operating guaranty, which is filed as Exhibit 99.1 to JPMorgan Chase’s Current Report on Form 8-K filed March 24, 2008.

Pursuant to the operating guaranty, JPMorgan Chase will guaranty certain liabilities of Bear Stearns and certain of its operating subsidiaries arising before or during the Guaranty Period (as defined below), including (1) all liabilities and obligations under revolving credit facilities, letters of credit and letter of credit facilities, term loan facilities, lines of credit or uncommitted loan facilities, in each case whether secured or unsecured, of the specified entities, (2) certain trading obligations of the specified entities, including all liabilities and obligations arising under prime brokerage agreements and accounts, securities lending agreements, custodial and carrying agreements, securities accounts and securities contracts, commodity contracts, forward contracts, futures contracts, tolling agreements, energy management agreements, repurchase or reverse repurchase agreements, swap agreements, foreign exchange and currency contracts, options or other derivatives, settlement or clearing agreements and arrangements, margin loan agreements, other contracts or transactions similar to any of the foregoing, any customary brokerage commission with respect to the foregoing, any contractual obligation to provide collateral or margin in respect of any of the foregoing or any obligation under a guaranty of any of the foregoing and (3) all obligations of the specified entities to deliver cash, securities or other property to customers pursuant to customary custody arrangements.

The “Guaranty Period” is the period commencing on March 16, 2008 and ending on the “End Date.” The “End Date” is a date specified by JPMorgan Chase and posted on its website, which date may not be earlier than the first to occur of (1) 120 days following a stockholders meeting at which Bear Stearns’ stockholders do not approve and adopt the merger agreement, (2) 120 days following the closing of the merger and (3) the date of termination of the merger agreement (other than for failure to obtain stockholder approval).

The operating guaranty and JPMorgan Chase’s obligations thereunder will terminate, and JPMorgan Chase will have no liability thereunder, upon the termination of the merger agreement by JPMorgan Chase because the Bear Stearns board of directors makes a Change of Recommendation. If the merger agreement is terminated for any other reason, JPMorgan Chase’s guaranty of covered obligations that arise during the Guaranty Period will remain in effect.

Under the merger agreement, JPMorgan Chase has agreed to comply with the terms of the operating guaranty subject to the conditions set forth therein. Subject to the availability of funds, Bear Stearns has agreed to reimburse within two business days after payment all amounts paid by JPMorgan Chase pursuant to the operating guaranty, which amounts shall accrue interest at a rate per annum of 3% over the prime rate in effect on the date such amounts were originally required to be paid.

Fed Guaranty Agreement

On March 24, 2008, JPMorgan Chase, in connection with the amendment to the merger agreement, entered into the Fed guaranty in favor of the New York Fed, pursuant to which JPMorgan Chase guarantied certain obligations of Bear Stearns and certain of its affiliates to the New York Fed. The Fed guaranty will apply with respect to transactions entered into prior to the termination of the merger agreement and may be terminated by JPMorgan Chase with respect to transactions thereafter. Under the merger agreement, JPMorgan Chase has agreed to comply with the terms of the Fed guaranty subject to the conditions set forth therein.

Guarantee and Collateral Agreement

On March 24, 2008, JPMorgan Chase, in connection with the amendments to the merger agreement and the operating guaranty, entered into a guarantee and collateral agreement with Bear Stearns and certain of its subsidiaries (referred to collectively as the Collateral Parties). Under this agreement, the Collateral Parties agreed to guarantee the obligations of each of them and of the other subsidiaries of Bear Stearns to repay to JPMorgan Chase (1) any loans or other advances of credit by JPMorgan Chase and its affiliates to Bear Stearns and its affiliates and (2) any amounts paid by JPMorgan Chase to creditors of Bear Stearns and its affiliates under the operating guaranty and the Fed guaranty. Each of the Collateral Parties secured their guaranty by granting a lien on substantially all of their respective assets, subject to certain carveouts.

ACCOUNTING TREATMENT

The merger will be accounted for as a “purchase” for accounting and financial reporting purposes, as that term is used under accounting principles generally accepted in the United States of America (referred to as U.S. GAAP). Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Bear Stearns as of the effective time of the merger will be recorded at their respective fair values and added to those of JPMorgan Chase. The fair value of Bear Stearns’ net assets is expected to exceed the purchase price, which would result in negative goodwill. In accordance with U.S. GAAP, nonfinancial assets that are not held for sale, such as Bear Stearns’ premises and equipment and other intangibles, will be written down against the negative goodwill. Upon consummation of the merger, any negative goodwill remaining after writing down nonfinancial assets will be recognized as an extraordinary gain. Financial statements of JPMorgan Chase issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Bear Stearns.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following general discussion sets forth certain material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Bear Stearns common stock that exchange their shares of Bear Stearns common stock for shares of JPMorgan Chase common stock in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those Bear Stearns stockholders that hold their shares of Bear Stearns common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Bear Stearns common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of Bear Stearns common stock that received Bear Stearns common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Bear Stearns common stock that holds Bear Stearns common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

The determination of the actual tax consequences of the merger to you will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Bear Stearns common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (x) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or (4) an estate that is subject to U.S. federal income tax on its income regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement treated as a partnership, for U.S. federal income tax purposes, that holds Bear Stearns common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Bear Stearns common stock should consult their own tax advisors.

Tax Consequences of the Merger Generally

The receipt of JPMorgan Chase common stock and cash in exchange for Bear Stearns common stock in the merger will generally be a taxable transaction. In general, a U.S. holder whose shares of Bear Stearns common stock are converted into the right to receive JPMorgan Chase common stock and cash in the merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the sum of the value of the JPMorgan Chase common stock plus the amount of any cash received instead of fractional shares of JPMorgan Chase common stock (referred to as the amount realized) and (2) the shareholder’s adjusted tax basis in the shares of Bear Stearns common stock exchanged in the merger. Gain or loss, as well as the holding period, will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) surrendered pursuant to the merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder’s holding period for such shares is more than one year at the time of the consummation of the merger. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Backup Withholding

If you are a non-corporate holder of Bear Stearns common stock you may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•

furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

This summary of certain material U.S. federal income tax consequences is for general information only and is not tax advice. Holders are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

JPMORGAN CHASE & CO./THE BEAR STEARNS COMPANIES INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information and explanatory notes present how the combined financial statements of JPMorgan Chase and Bear Stearns may have appeared had the companies actually been combined as of the date indicated. The unaudited pro forma combined statement of income for the year ended December 31, 2007 gives effect to the merger as if the merger had been completed on January 1, 2007. The unaudited pro forma combined balance sheet at December 31, 2007 assumes the merger was completed on that date. The unaudited pro forma combined financial information shows the impact of the merger on JPMorgan Chase’s and Bear Stearns’ combined financial position and results of operations under the purchase method of accounting with JPMorgan Chase treated as the acquirer. Under this method of accounting, JPMorgan Chase will record the assets and liabilities of Bear Stearns at their estimated fair values as of the date the merger is completed.

The unaudited pro forma combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both JPMorgan Chase and Bear Stearns that are incorporated into this document by reference. See “Where You Can Find More Information” on page 85.

The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented. In addition, as explained in more detail in the accompanying notes to unaudited pro forma combined financial information, the resulting extraordinary gain reflected in the unaudited pro forma combined financial information is subject to adjustment. Bear Stearns is a broker-dealer, and many of the assets and liabilities on its consolidated balance sheet are financial assets carried at fair value, or are short-term in nature. For those that are short-term in nature, the carrying value approximates fair value. For purposes of these unaudited pro forma combined financial statements no valuation adjustments were applied to Bear Stearns’ assets and liabilities carried at fair value or those which are short-term in nature, except for adjustments to reflect JPMorgan Chase credit spreads on trading liabilities and long-term debt. The adjustments included in these unaudited pro forma combined financial statements are preliminary and may be revised. The fair value of Bear Stearns’ pro forma net assets at November 30, 2007 is estimated to be $10.3 billion, which exceeds the estimated $1.4 billion purchase price. This results in negative goodwill. In accordance with U.S. GAAP, nonfinancial assets that are not held for sale, such as Bear Stearns’ premises and equipment and other intangibles, were written down against the negative goodwill. Upon consummation of the merger, any negative goodwill remaining after writing down nonfinancial assets will be recognized as an extraordinary gain. For further information, see Note 3 to these unaudited pro forma combined financial statements. After completing a fair value analysis of Bear Stearns’ assets and liabilities as of the closing date, the final allocation of negative goodwill to nonfinancial assets and then the extraordinary gain will be determined. This unaudited pro forma financial information represents management’s current estimate of the combined financial information based on available financial information of JPMorgan Chase and Bear Stearns as of year end 2007. The final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments presented in this document.

JPMORGAN CHASE & CO./THE BEAR STEARNS COMPANIES INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2007 and November 30, 2007

In millions (except per share data)

	JPMorgan Chase Year ended December 31, 2007	Bear Stearns Year ended November 30, 2007	Reporting reclassifications		Pro forma adjustments		Pro forma combined
Revenue
Investment banking fees	$6,635	$1,380	$(286	)(1)	$—		$7,706
			(23	)(2)
Principal transactions	9,015	1,323	23	(2)	—		10,231
			(130	)(3)	—
Lending & deposit-related fees	3,938	—	—		—		3,938
Asset management, administration and commissions	14,356	—	(2,702	)(4)	—		12,251
			597	(5)
Asset management and other income	—	623	(623	)(5,6)	—		—
Commissions	—	1,269	(1,269	)(7)	—		—
Brokerage commissions	—	—	3,971	(4,7)	—		3,971
Securities gains (losses)	164	—	—		—		164
Mortgage fees and related income	2,118	—	416	(1,3)	—		2,534
Credit card income	6,911	—	—		—		6,911
Other income	1,829	—	26	(6)	—		1,855

Noninterest revenue	44,966	4,595	—		—		49,561

Interest income	71,387	11,556	—		—		82,943
Interest expense	44,981	10,206	—		186	(A)	55,373

Net interest income	26,406	1,350	—		(186)		27,570

Total net revenue	71,372	5,945	—		(186)		77,131

Provision for credit losses	6,864	—	—		—		6,864
Noninterest expense
Compensation expense	22,689	3,425	—		—		26,114
Occupancy expense	2,608	264	—		(23	)(B)	2,849
Technology, communications and equipment expense	3,779	578	(85	)(8)	(131	)(B)	4,141
Professional & outside services	5,140	362	(929	)(8,9)	—		4,573
Floor brokerage, exchange and clearance expense	—	279	1,014	(9)	—		1,293
Marketing	2,070	179	—		—		2,249
Other expense	3,814	438	221	(10,11)	(227	)(C)	4,267
					21	(D)
Impairment of goodwill and specialist rights	—	227	(227	)(10)			—
Amortization of intangibles	1,394	—	6	(11)	—		1,400
Merger costs	209	—	—		—		209

Total noninterest expense	41,703	5,752	—		(360)		47,095

Income from continuing operations before income tax expense	22,805	193	—		174		23,172
Income tax expense	7,440	(40)	—		61	(E)	7,461

Income from continuing operations	$15,365	$233	$—		$113		$15,711

Per common share information
Income from continuing operations:
Basic earnings per share	$4.51	$1.68					$4.58
Diluted earnings per share	4.38	1.52					4.43
Average common shares outstanding	3,404	130			(102	)(F)	3,432
Average diluted common shares outstanding	3,508	146			(107	)(F)	3,547

JPMORGAN CHASE & CO./THE BEAR STEARNS COMPANIES INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

December 31, 2007 and November 30, 2007

In millions (except per share data)

	JPMorgan Chase December 31, 2007	Bear Stearns November 30, 2007	Reporting reclassifications		Pro forma adjustments		Pro forma combined
Assets
Cash and due from banks	$40,144	$21,406	$9,010	(1)	$(1,179	)(G)	$98,181
			(200	)(2)	29,000	(H)
Deposits with banks	11,466	—	—		—		11,466
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	—	12,890	(9,010	)(1)	—		—
			(3,880	)(3)
Federal funds sold and securities purchased under resale agreements	170,897	—	27,878	(4)	—		198,775
Collateralized agreements:
Securities purchased under agreements to resell	—	27,878	(27,878	)(4)	—		—
Securities borrowed	84,184	82,245	—		—		166,429
Securities received as collateral	—	15,599	—		—		15,599
Trading assets	491,409	—	170,705	(5,6,14)	(981	)(I)	631,996
			(137	)(2)	(29,000	)(H)
Financial instruments owned, at fair value	—	122,518	(122,518	)(5)	—		—
Financial instruments owned and pledged as collateral, at fair value	—	15,724	(15,724	)(6)	—		—
Securities	85,450	—	—		—		85,450
Loans	519,374	—	—		—		519,374
Allowance for loan losses	(9,234)	—	—		—		(9,234)

Loans, net of Allowance for loan losses	510,140	—	—		—		510,140
Accrued interest and accounts receivable	24,823	—	41,900	(7)	—		67,365
			642	(8)
Receivables:
Customers	—	41,115	(41,115	)(7)	—		—
Brokers, dealers and others	—	11,622	(11,622	)(9)	—		—
Interest and dividends	—	785	(785	)(7)	—		—
Brokerage receivables	—	—	11,622	(9)	(5,788	)(J)	15,398
			9,564	(10)
Premises and equipment	9,319	605	—		(605	)(K)	9,319
Goodwill	45,270	—	82	(11)	(82	)(L)	45,270
Other intangible assets:
Mortgage servicing rights	8,632	—	833	(12)	—		9,465
Purchased credit card relationships	2,303	—	—		—		2,303
All other intangibles	3,796	—	7	(13)	(7	)(L)	3,796
Other assets	74,314	9,422	(6,158	)(3,8,10,11,12,13,15)	24	(M)	76,748
			306	(2)	(1,160	)(N)
Assets of variable interest entities and mortgage loan special purpose entities	—	33,553	(32,463	)(14)	—		—
			(1,090	)(15)

Total assets	$1,562,147	$395,362	$(31)		$(9,778)		$1,947,700

JPMORGAN CHASE & CO./THE BEAR STEARNS COMPANIES INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET (Continued)

December 31, 2007 and November 30, 2007

In millions (except per share data)

	JPMorgan Chase December 31, 2007	Bear Stearns November 30, 2007	Reporting reclassifications		Pro forma adjustments		Pro forma combined
Liabilities
Deposits	$740,728	$—	$—		$(1,179	)(G)	$739,549
Federal funds purchased and securities sold under repurchase agreements	154,398	—	102,373	(16)	—		245,849
			(10,922	)(17)
Collateralized financings:
Securities sold under agreements to repurchase	—	102,373	(102,373	)(16)	—		—
Securities loaned	—	3,935	(3,935	)(18)	—		—
Other secured borrowings	—	12,361	(12,361	)(19)	—		—
Securities loaned	—	—	14,857	(17,18)	—		14,857
Commercial paper	49,596	—	3,901	(20)	—		53,497
Unsecured short-term borrowings	—	11,643	(3,901	)(20)	—		—
			(7,742	)(21)
Obligation to return securities received as collateral	—	15,599	—		—		15,599
Other borrowed funds	28,835	—	20,103	(19,21)	—		48,938
Trading liabilities	157,867	—	43,807	(22)	307	(O)	200,969
			(31	)(2)	(981	)(I)
Financial instruments sold, but not yet purchased, at fair value	—	43,807	(43,807	)(22)	—		—
Accounts payable, accrued expense and other liabilities	94,476	—	75,995	(23,25,26,27)	352	(D)	170,823
Payables:
Customers	—	83,204	(83,204	)(23)	—		—
Brokers, dealers and others	—	4,101	(4,101	)(24)	—		—
Interest and dividends	—	1,301	(1,301	)(23)	—		—
Brokerage payables	—	—	4,101	(24)	(5,788	)(J)	12,925
			14,612	(25)
Accrued employee compensation and benefits	—	1,651	(1,651	)(26)	—		—
Other liabilities and accrued expenses	—	4,451	(4,451	)(27)	—		—
Beneficial interests issued by consolidated variable interest entities	14,016	—	30,605	(28)	—		44,621
Liabilities of variable interest entities and mortgage loan special purpose entities	—	30,605	(30,605	)(28)	—		—
Long-term debt	183,862	68,538	(263	)(29)	399	(O)	251,702
					(834	)(A)
Junior subordinated deferrable interest debentures held by trusts that issued guaranteed capital debt securities	15,148	—	263	(29)	—		15,411

Total liabilities	1,438,926	383,569	(31)		(7,724)		1,814,740

Stockholders’ equity
Preferred stock	—	352			(352	)(D)	—
Common stock	3,658	185			25	(P)	3,683
					(185	)(P)
Capital surplus	78,597	—			1,348	(P)	79,945
Paid-in capital	—	4,986			(4,986	)(P)	—
Employee stock compensation plans	—	2,478			(2,478	)(P)	—
Retained earnings	54,715	9,441			8,366	(Q)	63,081
					(9,441	)(P)
Accumulated other comprehensive income (loss)	(917)	(8)			8	(P)	(917)
Treasury stock, at cost	(12,832)	(5,641)			5,641	(P)	(12,832)

Total stockholders’ equity	123,221	11,793			(2,054)		132,960

Total liabilities and stockholders’ equity	$1,562,147	$395,362	$(31)		$(9,778)		$1,947,700

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma combined financial information relating to the merger of JPMorgan Chase with Bear Stearns is presented as of and for the year ended December 31, 2007 for JPMorgan Chase and as of and for the year ended November 30, 2007 for Bear Stearns.

The reporting reclassifications column represents the change in presentation of the historical consolidated financial statements of Bear Stearns and JPMorgan Chase to conform to the preliminary presentation of such information for the combined entity as discussed in Note 2. For purposes of identifying the reclassification between line items on the financial statements, numerical references are provided to reflect where balances have been reclassified.

JPMorgan Chase and Bear Stearns are in the process of reviewing their accounting and reporting policies and, as a result of this review, it may be necessary to adjust either JPMorgan Chase’s or Bear Stearns’ financial statements to conform to those accounting policies that are determined by the combined company to be most appropriate. While some reclassifications have been included in the unaudited pro forma combined financial information included in this document, further reclassifications may be necessary upon the completion of this review. Final determination of financial statement presentation will be completed upon consummation of the merger.

Material intercompany transactions have been eliminated from the accompanying unaudited pro forma combined financial information. However the information does not reflect the elimination of hedge accounting results. Management believes this presentation is more reflective of the pro forma results of the combined entity, as derivatives that have qualified for hedge accounting in the periods presented will continue to qualify as hedges until the date the merger is completed; and it is management’s intent to replace derivatives currently used for hedging purposes which will become intercompany, with new third-party derivative contracts.

The pro forma adjustments reflect the conversion of 112,998,620 shares (shares issued of 184,805,847, less treasury shares of 71,807,227) of Bear Stearns common stock outstanding at November 30, 2007, into JPMorgan Chase common stock using an exchange ratio of 0.21753 multiplied by the JPMorgan Chase average share price of $45.26. The average share price was computed using the closing prices of the four trading days during the period March 19, 2008 through March 25, 2008. Also included in the purchase price of the merger is the estimated fair value of Bear Stearns employee stock awards that will be treated as vested awards on the merger date. This includes (1) awards (or portions thereof) that Bear Stearns will have charged to expense prior to the merger date because the requisite service period pursuant to SFAS 123R has passed (although the awards have not vested in legal terms), and (2) an estimate of additional awards that are expected to vest due to the existence of award provisions that provide for accelerated vesting in the event of employee terminations in connection with a change of control. The estimated fair value of these awards is $261 million. The total estimated purchase price of the merger for purposes of this pro forma financial information is $1.4 billion.

The merger will be accounted for using the purchase method of accounting, which requires that the assets and liabilities of Bear Stearns be recorded at their estimated fair value as of the date of acquisition.

The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company. In addition, as explained in more detail in the accompanying notes to unaudited pro forma combined financial information, the resulting extraordinary gain reflected in the unaudited pro forma combined financial information is subject to adjustment. Bear Stearns is a broker-dealer, and many of the assets and liabilities on its consolidated balance sheet are financial assets carried at fair value, or are short-term in nature. For those that are short term in nature, the carrying value approximates fair value. For purposes of these unaudited pro forma combined financial statements no valuation adjustments were applied to Bear Stearns’ assets and liabilities carried at fair value or those which are short-term in nature, except for adjustments to reflect JPMorgan Chase credit spreads on trading liabilities and long-term debt. The adjustments included in these unaudited pro forma combined financial statements are preliminary and may be revised. The fair value of Bear Stearns’ pro forma net assets at November 30, 2007 is estimated to be $10.3 billion, which exceeds the estimated $1.4 billion purchase price. This results in negative goodwill. In accordance with U.S. GAAP, nonfinancial assets that are not held for sale, such as Bear Stearns' premises and equipment, and other intangibles, were written down against the negative goodwill. Upon consummation of the merger, any negative goodwill remaining after writing down nonfinancial assets will be recognized as an extraordinary gain. For further information, see Note 3 to these unaudited pro forma combined financial statements. After completing a fair value analysis of Bear Stearns’ assets and liabilities as of the closing date, the final allocation of negative goodwill to nonfinancial assets and the amount of the extraordinary gain will be determined. The final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments presented in this document.

Note 2—Reporting Reclassifications

Income Statement

1 –	Adjustment to reclassify Bear Stearns’ mortgage servicing fees and advances from investment banking fees into mortgage fees and related income to conform to JPMorgan Chase’s classification.

2 –	Adjustment to reclassify Bear Stearns’ merchant banking revenue from investment banking fees into principal transactions revenue to conform to JPMorgan Chase’s classification.

3 –	Adjustment to reclassify Bear Stearns’ changes in the fair value of mortgage servicing rights from principal transactions revenue into mortgage fees and related income to conform to JPMorgan Chase’s classification.

4 –	Adjustment to reclassify JPMorgan Chase’s brokerage commissions from asset management, administration and commissions into brokerage commissions to conform to the combined JPMorgan Chase classification.

5 –	Adjustment to reclassify Bear Stearns’ asset management income from asset management and other income into asset management, administration and commissions to conform to JPMorgan Chase’s classification.

6 –	Adjustment to reclassify Bear Stearns’ other income from asset management and other income into other income to conform to JPMorgan Chase’s classification.

7 –	Adjustment to reclassify Bear Stearns’ commissions income into brokerage commissions income to conform to the combined JPMorgan Chase classification.

8 –	Adjustment to reclassify Bear Stearns’ information technology consultant expense from technology, communications and equipment expense into professional & outside services to conform to JPMorgan Chase’s classification.

9 –	Adjustment to reclassify JPMorgan Chase’s brokerage commission expense from professional & outside services into floor brokerage, exchange and clearance expense to conform to the combined JPMorgan Chase classification.

10 –	Adjustment to reclassify Bear Stearns’ impairment of goodwill and specialist rights into other expense to conform to JPMorgan Chase’s classification.

11 –	Adjustment to reclassify Bear Stearns’ amortization of intangibles from other expense into amortization of intangibles to conform to JPMorgan Chase’s classification.

Balance Sheet

1 –	Adjustment to reclassify Bear Stearns’ cash segregated in compliance with federal regulations from cash and securities deposited with clearing organizations or segregated in compliance with federal regulations into cash and due from banks to conform to JPMorgan Chase’s classification.

2 –	Adjustment for the timing difference between Bear Stearns’ intercompany balances as of November 30, 2007 and JPMorgan Chase intercompany balances as of December 31, 2007.

3 –	Adjustment to reclassify Bear Stearns’ cash and securities deposited with clearing organizations from cash and securities deposited with clearing organizations or segregated in compliance with federal regulations into other assets to conform to JPMorgan Chase’s classification.

4 –	Adjustment to reclassify Bear Stearns’ collateralized agreements: securities purchased under agreements to resell into federal funds sold and securities purchased under resale agreements to conform to JPMorgan Chase’s classification.

5 –	Adjustment to reclassify Bear Stearns’ financial instruments owned, at fair value into trading assets to conform to JPMorgan Chase’s classification.

6 –	Adjustment to reclassify Bear Stearns’ financial instruments owned and pledged as collateral, at fair value into trading assets to conform to JPMorgan Chase’s classification.

7 –	Adjustment to reclassify Bear Stearns’ receivables: customers, and interest and dividends into accrued interest and accounts receivable to conform to JPMorgan Chase’s classification.

8 –	Adjustment to reclassify Bear Stearns’ accounts receivable and fees receivable from other assets into accrued interest and accounts receivable to conform to JPMorgan Chase’s classification.

9 –	Adjustment to reclassify Bear Stearns’ receivables: brokers, dealers and others into brokerage receivables to conform to the combined JPMorgan Chase classification.

10 –	Adjustment to reclassify JPMorgan Chase’s brokerage-related receivables from other assets into brokerage receivables to conform to the combined JPMorgan Chase classification.

11 –	Adjustment to reclassify Bear Stearns’ goodwill from other assets into goodwill to conform to JPMorgan Chase’s classification.

12 –	Adjustment to reclassify Bear Stearns’ mortgage servicing rights from other assets into mortgage servicing rights to conform to JPMorgan Chase’s classification.

13 –	Adjustment to reclassify Bear Stearns’ intangibles from other assets into all other intangibles to conform to JPMorgan Chase’s classification.

14 –	Adjustment to reclassify Bear Stearns’ assets of variable interest entities and mortgage loan special purpose entities: mortgage securitization; and collateralized debt and loan obligations into trading assets to conform to JPMorgan Chase’s classification.

15 –	Adjustment to reclassify Bear Stearns’ assets of variable interest entities and mortgage loan special purpose entities: employee funds; and energy investments into other assets to conform to JPMorgan Chase’s classification.

16 –	Adjustment to reclassify Bear Stearns’ collateralized financings: securities sold under agreements to repurchase into federal funds purchased and securities sold under repurchase agreements to conform to JPMorgan Chase’s classification.

17 –	Adjustment to reclassify JPMorgan Chase’s securities loaned from federal funds purchased and securities sold under repurchase agreements into securities loaned to conform to the combined JPMorgan Chase classification.

18 –	Adjustment to reclassify Bear Stearns’ collateralized financings: securities loaned into securities loaned to conform to the combined JPMorgan Chase classification.

19 –	Adjustment to reclassify Bear Stearns’ collateralized financings: other secured borrowings into other borrowed funds to conform to JPMorgan Chase’s classification.

20 –	Adjustment to reclassify Bear Stearns’ unsecured borrowings: commercial paper from unsecured short-term borrowings into commercial paper to conform to JPMorgan Chase’s classification.

21 –	Adjustment to reclassify Bear Stearns’ unsecured borrowings: bank loans; medium term notes; and other unsecured borrowings from unsecured short-term borrowings into other borrowed funds to conform to JPMorgan Chase’s classification.

22 –	Adjustment to reclassify Bear Stearns’ financial instruments sold, but not yet purchased, at fair value into trading liabilities to conform to JPMorgan Chase’s classification.

23 –	Adjustment to reclassify Bear Stearns’ payables: customers, and interest and dividends into accounts payable, accrued expense and other liabilities to conform to JPMorgan Chase’s classification.

24 –	Adjustment to reclassify Bear Stearns’ payables: brokers, dealers and others into brokerage payables to conform to the combined JPMorgan Chase classification.

25 –	Adjustment to reclassify JPMorgan Chase’s brokerage-related payables from accounts payable, accrued expense and other liabilities into brokerage payables to conform to the combined JPMorgan Chase classification.

26 –	Adjustment to reclassify Bear Stearns’ accrued employee compensation and benefits into accounts payable, accrued expense and other liabilities to conform to JPMorgan Chase’s classification.

27 –	Adjustment to reclassify Bear Stearns’ other liabilities and accrued expenses into accounts payable, accrued expense and other liabilities to conform to JPMorgan Chase’s classification.

28 –	Adjustment to reclassify Bear Stearns’ liabilities of variable interest entities and mortgage loan special purpose entities into beneficial interests issued by consolidated variable interest entities to conform to JPMorgan Chase’s classification.

29 –	Adjustment to reclassify Bear Stearns’ junior subordinated deferrable interest debentures from long-term debt into junior subordinated deferrable interest debentures held by trusts that issued guaranteed capital debt securities to conform to JPMorgan Chase’s classification.

Note 3—Unaudited Pro Forma Adjustments

The unaudited pro forma combined financial information reflects (1) the issuance of 24,581,000 shares of JPMorgan Chase common stock with an aggregate value of $1.1 billion and (2) the conversion of approximately 27,213,792 of Bear Stearns employee stock awards, other than stock options into JPMorgan Chase employee stock awards following the merger consummation date. Such awards will be treated as vested employee stock awards on the merger date, and include (i) awards (or portions thereof) that Bear Stearns will have charged to expense prior to the merger date because the requisite service period pursuant to SFAS 123R has passed (although the awards have not vested in legal terms), and (ii) an estimate of additional awards that are expected to vest due to the existence of award provisions that provide for accelerated vesting in the event of employee terminations in connection with a change of control. These employee stock awards had an estimated fair value of $261 million at November 30, 2007. Bear Stearns vested employee stock options had no impact on the purchase price, as the weighted average exercise price of these options was $85.22, which significantly exceeds the closing price of the Bear Stearns common stock on March 28, 2008. Given the extent to which these options are out-of-the-money, their fair value is expected to be zero upon conversion into JPMorgan Chase stock options.

In connection with the amendment to the merger agreement, JPMorgan Chase entered into a share exchange agreement under which JPMorgan Chase will acquire 95 million newly issued shares of the Bear Stearns common stock, or 39.5% of the outstanding common stock after giving effect to the issuance, at the same price as provided in the merger agreement.

(in thousands)	Bear Stearns
	Issued	Treasury	Net Outstanding
Shares issued and outstanding prior to the merger	184,806	(71,807)	112,999
Shares exchanged per the Share Exchange Agreement(1)	95,000	—	95,000

Shares issued after the share exchange	279,806	(71,807)	207,999
Retirement of shares issued to JPMorgan Chase in connection with the share exchange	(95,000)		(95,000)
Treasury shares cancelled in connection with the merger	(71,807)	71,807	—

Shares converted into JPMorgan Chase shares based on the exchange ratio of 0.21753(2)	112,999	—	112,999

(1)	Represents JPMorgan Chase’s acquisition of a 39.5% interest by the exchange of 95 million Bear Stearns common shares for approximately 21 million JPMorgan Chase common shares under the Share Exchange Agreement.

(2)	Represents JPMorgan Chase’s acquisition of 100% of Bear Stearns’ shares by the conversion of all outstanding shares into shares of JPMorgan Chase under the merger agreement.

(in millions, except per share amounts)	December 31, 2007
Purchase price
Bear Stearns common stock exchanged as of November 30, 2007 (in thousands)	112,999

Exchange ratio	0.21753

JPMorgan Chase common stock to be issued (in thousands)	24,581
Average purchase price per JPMorgan Chase common share(1)	$45.26

		$1,112

Fair value of employee stock awards		261

Total purchase price		1,373

Net assets to be acquired
Bear Stearns common stockholders’ equity	$11,441
Bear Stearns goodwill and other intangible assets	(89)

Adjustments to reflect assets to be acquired at fair value
Other assets	(1,136)

Amounts to reflect liabilities assumed at fair value:
Trading liabilities	(307)
Long-term debt	435

		10,344

Negative goodwill resulting from the merger		(8,971)
Negative goodwill allocated to nonfinancial assets(2)		605

		$(8,366	)(3)

(1)	The value of JPMorgan Chase common stock was determined by averaging the closing prices of JPMorgan Chase common stock for four trading days during the period March 19, 2008 through March 25, 2008.
(2)	Reflects the allocation of excess fair value of net assets acquired over the purchase price which is first used to reduce nonfinancial assets as required by SFAS 141.
(3)	JPMorgan Chase and Bear Stearns entered into an agreement to merge on March 16, 2008 and amended the agreement on March 24, 2008. Pursuant to the amended merger agreement each share of Bear Stearns common stock outstanding immediately prior to the merger will be exchanged for 0.21753 shares of JPMorgan Chase common stock. The consummation of the merger is subject to satisfaction of certain closing conditions including the approval of the merger agreement by the majority of Bear Stearns’ stockholders.

The purchase price allocation presented in the table above reflects valuations as of November 30, 2007 (Bear Stearns’ fiscal year-end). Such allocation does not reflect the effect on inventory valuations of market disruptions and the liquidity crisis encountered by Bear Stearns subsequent to February 29, 2008, merger integration costs and restructuring actions that may be necessary as a result of the merger, or costs likely to be incurred by Bear Stearns to delever its balance sheet prior to the closing of the merger. JPMorgan Chase expects that these items will significantly reduce the negative goodwill to be recognized at the merger date and will also decrease the combined stockholders’ equity of the two firms. JPMorgan Chase currently estimates the range of adjustments not reflected in the purchase price allocation presented above to be approximately $3 billion to $5 billion after-tax. The amounts realized at the merger date could differ materially from this estimate depending on market conditions.

The purchase price allocation above does not include an allocation to intangible assets, such as customer relationship intangibles, that are normally recognized in similar transactions. Bear Stearns experienced a significant liquidity crisis during the end of the week of March 10, 2008 that seriously jeopardized its financial viability and since the liquidity crisis Bear Stearns has experienced substantial deterioration of its earnings capacity. In addition, during this period and subsequent to the announcement of the merger a substantial number of Bear Stearns clients have moved their accounts to other providers and customer business activity has declined precipitously. Because of the distressed nature of this transaction, JPMorgan Chase concluded that the value of identifiable intangible assets such as customer relationships was immaterial. In addition, under the circumstances, any allocation to intangible assets would result in additional negative goodwill that would first be used to eliminate the value of all nonfinancial assets, including such intangibles, as required by SFAS 141.

The pro forma adjustments included in the unaudited pro forma combined financial information for JPMorgan Chase and Bear Stearns as of and for the year ended December 31, 2007, and November 30, 2007, respectively, are as follows:

(A) Adjustment to decrease the fair-value of Bear Stearns’ long-term debt. The adjustment will be recognized over the weighted average remaining life of the long-term debt instruments of 4.49 years. The impact of the adjustment was an increase in pro forma pretax interest expense of $186 million for 2007.

(B) Adjustment to reduce occupancy expense and technology, communications and equipment expense for depreciation related to nonfinancial assets written down by the allocation of negative goodwill.

(C) Adjustment to reverse Bear Stearns’ impairment charge related to goodwill and specialist rights.

(D) Assumes that Bear Stearns preferred stock will become preferred stock of a subsidiary of the combined Firm, and shown in other liabilities as minority interest. The related dividends on the preferred stock is recorded in other expense.

(E) Adjustment of $61 million to record the tax effect of the pro forma combined adjustments using a federal tax rate of 35%.

(F) Average shares were calculated using the historical weighted average shares outstanding of JPMorgan Chase and Bear Stearns for the year ended December 31, 2007 and November 30, 2007, respectively, adjusted using the exchange ratio. Earnings per share data have been computed based on the combined historical income of JPMorgan Chase and Bear Stearns, and the impact of purchase accounting adjustments.

(G) Adjustment to eliminate intercompany deposits.

(H) Concurrent with the closing of the merger, the New York Fed will take, through a limited liability company formed for this purpose, control of a portfolio of $30 billion in assets of Bear Stearns, based on the value of the portfolio as of March 14, 2008. The assets will be funded by a $29 billion, 10-year term loan from the New York Fed, and a $1 billion, 10-year subordinated note from JPMorgan Chase. The JPMorgan Chase note is subordinated to the New York Fed loan and will bear the first $1 billion of losses associated with the assets. Any funds remaining after payment of the New York Fed loan, the JPMorgan Chase note and other expenses of the Limited Liability Company, will be paid to the New York Fed.

(I) Adjustment to eliminate intercompany derivatives used for trading purposes.

(J) Adjustment to net JPMorgan Chase trade date payables with net Bear Stearns trade date receivables.

(K) Adjustment to write off Bear Stearns nonfinancial assets in accordance with SFAS 141-“Business Combinations” as a result of allocating negative goodwill.

(L) Adjustment to write off historical Bear Stearns goodwill and intangible assets.

(M) Adjustment to fair value Bear Stearns stock exchange memberships and seats.

(N) Adjustment to other assets represents a reduced net deferred tax asset of $304 million resulting from the pro forma adjustments. Deferred taxes were recorded using a federal tax rate of 35%.

(O) Adjustment to Bear Stearns trading derivative liabilities and long-term structured notes that are recorded at fair value; the adjustment reflects the enhancement in credit quality resulting from applying JPMorgan Chase’s credit spread to the Bear Stearns liabilities based upon credit quality as observed in the credit default swap market.

(P) Adjustment to eliminate Bear Stearns’ historical stockholders’ equity. The adjustment also reflects JPMorgan Chase common stock to be issued to Bear Stearns stockholders and the exchange of Bear Stearns vested stock options, vested restricted stock units and Cap units for corresponding JPMorgan Chase awards.

(Q) Adjustment to record the extraordinary gain resulting from the merger. The extraordinary gain does not reflect the effect on inventory valuations of market disruptions and the liquidity crisis encountered by Bear Stearns subsequent to February 29, 2008, merger integration costs and restructuring actions that may be necessary as a result of the merger, or costs likely to be incurred by Bear Stearns to delever its balance sheet prior to the closing of the merger. JPMorgan Chase expects that these items will significantly reduce the negative goodwill to be recognized at the merger date and the combined stockholders’ equity of the two firms. JPMorgan Chase currently estimates the range of adjustments not reflected in the purchase price allocation presented above to be approximately $3 billion to $5 billion after-tax. The amounts realized at the merger date could differ materially from this estimate depending on market conditions.

COMPARISON OF STOCKHOLDERS’ RIGHTS

JPMorgan Chase and Bear Stearns are both incorporated under Delaware law. Any differences, therefore, between the rights of JPMorgan Chase stockholders and the rights of Bear Stearns stockholders result solely from differences in the companies’ respective certificates of incorporation and by-laws. Upon completion of the merger, you will exchange your shares of Bear Stearns common stock for shares of JPMorgan Chase common stock, and as a JPMorgan Chase stockholder your rights will be governed by the JPMorgan Chase certificate of incorporation and the JPMorgan Chase by-laws.

The following is a summary of the material differences between the rights of holders of JPMorgan Chase common stock and the rights of holders of Bear Stearns common stock, but does not purport to be a complete description of those differences. The JPMorgan Chase certificate of incorporation, the Bear Stearns restated certificate of incorporation, the JPMorgan Chase by-laws and the Bear Stearns amended and restated by-laws are subject to amendment in accordance with their terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information” on page 85.

Authorized Capital Stock

Bear Stearns is authorized under its restated certificate of incorporation to issue 510,000,000 shares, consisting of 500,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share.

JPMorgan Chase is authorized under its certificate of incorporation to issue 9,200,000,000 shares, consisting of 9,000,000,000 shares of common stock, par value $1.00 per share, and 200,000,000 shares of preferred stock, par value $1.00 per share.

Amendment to the Certificate of Incorporation

Under the Delaware General Corporation Law, an amendment to the certificate of incorporation requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, and (3) the approval of the holders of a majority of the outstanding shares of each class entitled to vote thereon as a class.

The Bear Stearns restated certificate of incorporation additionally requires the affirmative vote of the holders of at least 80% of the voting power of all of the shares of Bear Stearns stock entitled to vote generally in the election of directors, voting together as a single class, when the amendment pertains to the provisions described below under “—Transactions Involving an Interested Stockholder.” The JPMorgan Chase certificate of incorporation does not contain any provisions altering the standards for amendment.

Amendment to the By-Laws

Under the Delaware General Corporation Law, by-laws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s by-laws upon the directors. Each of the Bear Stearns restated certificate of incorporation and the JPMorgan Chase certificate of incorporation confers the power to adopt, amend or repeal the company’s by-laws upon its respective board of directors, subject to the power of its stockholders to alter or repeal any by-laws adopted by the board of directors.

Special Meetings of Stockholders

The Bear Stearns restated certificate of incorporation and amended and restated by-laws provide that a special meeting of stockholders may be called for any purpose at the direction of the board of directors by a resolution adopted by the affirmative vote of a majority of the entire board of directors.

Special meetings of JPMorgan Chase stockholders may be called at any time by JPMorgan Chase’s board of directors, the chairman of the board, a vice chairman of the board, the chief executive officer or the president or as otherwise provided by Delaware law. JPMorgan Chase’s by-laws also provide that the board of directors shall call a special meeting of stockholders upon written request to the Secretary by holders of at least one-third of the outstanding shares of common stock of JPMorgan Chase, which request shall set forth, among other information specified in the by-laws, the specific purpose of the meeting and the matters to be acted upon and any material interest in such business of the stockholders requesting the meeting.

Stockholder Action By Written Consent Without a Meeting

Bear Stearns’ restated certificate of incorporation prohibits stockholder action by written consent.

JPMorgan Chase’s certificate of incorporation prohibits action by written consent of holders of common stock. JPMorgan Chase’s certificate of incorporation provides that holders of shares of a class or series other than common stock may take action by written consent of holders representing not less than a majority of the voting power of all of the class or series (or such greater minimum percentage as is prescribed by statute), provided notice is given to all holders entitled to vote on the taking of any action without a meeting that is taken by less than unanimous written consent.

Stockholder Proposals and Nominations

Under Bear Stearns’ restated certificate of incorporation, in order for a stockholder to propose business to be brought before any annual or special meeting or to nominate candidates for election to Bear Stearns’ board of directors such business or nomination must be specified in a written notice given by or on behalf of a stockholder of record as of the record date for such meeting. The notice must be delivered personally to, or mailed to and received at, the principal executive office of Bear Stearns, addressed to the attention of the Secretary, in the case of business to be brought before a special meeting, not more than 10 days after the date on which public announcement of the meeting was first made by Bear Stearns, and in the case of business to be brought before an annual meeting of stockholders, not less than 10 days prior to the first anniversary date of the notice of the previous year’s annual meeting for that year, but such notice shall not be required to be given more than 75 days prior to an annual meeting. Such notice must set forth (1) a full description of each such item of business proposed to be brought before the meeting, (2) the name and address of the person proposing to bring such business before the meeting, (3) the class and number of shares held of record, held beneficially and represented by proxy by such person as of the record date for the meeting and as of the date of such notice, (4) if the item of business involves a nomination for director, all information regarding each nominee that would be required to be set forth in a definitive proxy statement filed with the SEC and the written consent of each such nominee to serve if elected, and (5) all other information that would be required to be filed with the SEC if the person proposing such business were a participant in a solicitation subject to Section 14 of the Securities Exchange Act of 1934, as amended.

Under Bear Stearns’ amended and restated by-laws, at any special meeting of stockholders, only such business may be transacted as is related to the purpose or purposes of such meeting set forth in the notice of such meeting.

Under JPMorgan Chase’s by-laws, in order for a stockholder to nominate candidates for election to JPMorgan Chase’s board of directors at any annual or any special stockholders meeting at which the board of directors has determined that directors will be elected, timely written notice must be given to the Secretary of JPMorgan Chase before the annual or special meeting. Similarly, in order for a stockholder to propose business to be brought before any annual stockholders meeting, timely written notice must be given to the Secretary of JPMorgan Chase before the annual meeting.

Under JPMorgan Chase’s by-laws, to be timely, notice of stockholder nominations or proposals to be made at an annual stockholders’ meeting must be received by the Secretary of JPMorgan Chase no less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year’s annual meeting, notice will also be timely if delivered within 10 days of the date on which public announcement of the meeting was first made by JPMorgan Chase. In the case of a special meeting, notice of a stockholder nomination must be received no less than 60 days nor more than 90 days before a meeting at which directors are to be elected or within 10 days of the date on which public announcement of the meeting was first made by JPMorgan Chase.

In addition, if the number of directors to be elected is increased and no public announcement is made by JPMorgan Chase naming all of the nominees or specifying the size of the increased board of directors at least 90 days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be considered timely, with respect to the nominees for any new positions created by the increase, if it is delivered to the Secretary of JPMorgan Chase within 10 days of the date on which public announcement of the meeting was first made by JPMorgan Chase.

A stockholder’s notice to JPMorgan Chase must set forth all of the following:

•

if such notice relates to the election of directors, all information required to be disclosed in solicitations of proxies for an election of directors, or information otherwise required by applicable law, relating to any person that the stockholder proposes to nominate for election or re-election as a director, including that person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

•

a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting that business at that meeting and any material interest of the stockholder in the business proposed; and

•

the stockholder’s name and address as they appear on JPMorgan Chase’s books, the class and number of shares of JPMorgan Chase that are beneficially owned by the stockholder and whether the stockholder is part of a group that intends to solicit proxies in support of its proposal or nomination.

Board of Directors

Number of Directors

The Bear Stearns restated certificate of incorporation and amended and restated by-laws provide that the Bear Stearns board of directors is to consist of not less than eight nor more than 40 members, which number may be fixed from time to time by the Bear Stearns board of directors. Currently, the number of members of the Bear Stearns board of directors is 12.

The JPMorgan Chase by-laws provide that the JPMorgan Chase board of directors will consist of a number of directors of not less than eight and no more than 18 members. Currently, the number of members of the JPMorgan Chase board of directors is 12.

Classification

The Bear Stearns restated certificate of incorporation and the Bear Stearns amended and restated by-laws do not provide for classification of the Bear Stearns board of directors.

The JPMorgan Chase certificate of incorporation and the JPMorgan Chase by-laws do not provide for classification of the JPMorgan Chase board of directors.

Removal

Bear Stearns stockholders may remove one or all of the Bear Stearns directors with or without cause upon an affirmative vote of the holders of a majority of the Bear Stearns voting stock.

JPMorgan Chase stockholders may remove one or all of the JPMorgan Chase directors with or without cause upon an affirmative vote of the holders of a majority of the JPMorgan Chase voting stock.

Transactions Involving an Interested Stockholder

The Bear Stearns restated certificate of incorporation provides that, in addition to any affirmative vote required by law, any “Significant Transaction” (as defined below) shall require the affirmative vote of not less than 80% in voting power of the outstanding common stock and preferred stock of Bear Stearns entitled to vote generally in the election of directors, voting together as a single class. The foregoing voting requirements shall not be applicable to any Significant Transaction, and such Significant Transaction shall only require such affirmative vote of stockholders as is required by law, if all of the conditions in either of the following are satisfied:

•	the Significant Transaction is approved by a majority of the “continuing directors” of Bear Stearns; or

•	the Significant Transaction complies with conditions described in the restated certificate of incorporation related to price and procedure.

A “Significant Transaction” includes:

•

any merger or consolidation of Bear Stearns or any of its subsidiaries, or any exchange of shares of Bear Stearns or its subsidiaries, involving an interested stockholder or any other corporation which is, or after such merger or consolidation would be, an affiliate or associate of an interested stockholder;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with an interested stockholder of any affiliate or associate of an interested stockholder of any assets, securities or commitments of Bear Stearns or any subsidiary having an aggregate fair market value of $5,000,000 or more;

•

any reclassification of securities (including any combination of shares or reverse stock split), or recapitalization or reorganization of Bear Stearns or any merger or consolidation of Bear Stearns with any of its subsidiaries or any other transaction (whether or not with or involving an interested stockholder) that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares owned directly or indirectly by any interested stockholder or its affiliates or associates, of the outstanding shares of any class of equity securities or securities convertible into equity securities of Bear Stearns or any subsidiary;

•

the issuance, transfer or sale by Bear Stearns or by any subsidiary (in one transaction or a series of transactions) of any securities of Bear Stearns or any subsidiary to any interested stockholder or its affiliate or associate in exchange for cash, securities or other property (or a combination thereof) having a fair market value of, and/or involving, an aggregate amount of $5,000,000 or more;

•

the adoption of any plan or proposal for the dissolution, liquidation or winding up of Bear Stearns, if, as of the record date for the determination of stockholders entitled to notice thereof and to vote thereon, any person shall be an interested stockholder; or

•	any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing.

An “interested stockholder” includes any person: (1) who is the beneficial owner of 20% or more of Bear Stearns voting stock; (2) who at any time within the two-year period immediately prior to such time was the beneficial owner of 20% or more of Bear Stearns voting stock; or (3) any assignee of any shares of Bear Stearns voting stock, which were at any time within the two-year period prior to such time beneficially owned by any interested stockholder, if such assignment did not involve a public offering.

“Continuing directors” means any member of the Bear Stearns board of directors who was a member on September 5, 1985 or who is elected to the board of directors after September 5, 1985 upon the recommendation of a majority of the continuing directors, voting separately and as a subclass of directors on such recommendation.

Any amendment to these provisions requires the affirmative vote of 80% of the voting power of all the shares of Bear Stearns common stock and preferred stock entitled to vote generally in the election of directors, voting together as a single class.

The JPMorgan Chase certificate of incorporation and the JPMorgan Chase by-laws do not contain comparable provisions.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Each of JPMorgan Chase common stock and Bear Stearns common stock is listed on the NYSE, and the JPMorgan Chase common stock is also listed and traded on the London Stock Exchange and the Tokyo Stock Exchange. The following table sets forth the high and low sales prices of shares of JPMorgan Chase common stock and Bear Stearns common stock as reported on the NYSE, and the quarterly cash dividends declared per share for each calendar quarter during 2006 and 2007 and the first calendar quarter of 2008.

	JPMorgan Chase Common Stock			Bear Stearns Common Stock
	High	Low	Dividend	High(1)	Low(1)	Dividend
2006
First Quarter	$42.43	$37.88	$0.34	$136.40	$110.50	$0.28
Second Quarter	46.80	39.33	0.34	147.07	127.28	0.28
Third Quarter	47.49	40.40	0.34	145.49	123.43	0.28
Fourth Quarter	49.00	45.51	0.34	158.60	128.07	0.28
2007
First Quarter	51.95	45.91	0.34	171.51	151.49	0.32
Second Quarter	53.25	47.70	0.38	158.39	142.97	0.32
Third Quarter	50.48	42.16	0.38	153.50	103.15	0.32
Fourth Quarter	48.02	40.15	0.38	131.58	91.04	0.32
2008
First Quarter	49.29	36.01	0.38	105.75	71.17	0.32
Second Quarter (through April 25, 2008)	47.87	41.17	0.38	79.89	2.84	—

(1)	Based on closing prices.

On March 14, 2008, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of JPMorgan Chase common stock as reported on the NYSE were $38.80 and $36.01, respectively. On March 20, 2008, the last full trading day before the public announcement of the amendment to the merger agreement, the high and low sales prices of shares of JPMorgan Chase common stock as reported on the NYSE were $46.45 and $42.85, respectively. On April 25, 2008, the last full trading day before the date of this document, the high and low sale prices of shares of JPMorgan Chase common stock as reported on the NYSE were $47.87 and $46.54, respectively.

On March 14, 2008, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of Bear Stearns common stock as reported on the NYSE were $54.79 and $26.85, respectively. On March 20, 2008, the last full trading day before the public announcement of the amendment to the merger agreement, the high and low sales prices of shares of Bear Stearns common stock as reported on the NYSE were $6.39 and $5.01, respectively. On April 25, 2008, the last full trading day before the date of this document, the high and low sale prices of shares of Bear Stearns common stock as reported on the NYSE were $10.79 and $10.51, respectively.

As of April 24, 2008, the last date prior to printing this document for which it was practicable to obtain this information, there were approximately 231,541 registered holders of JPMorgan Chase common stock and approximately 1,475 registered holders of Bear Stearns common stock.

Bear Stearns stockholders are advised to obtain current market quotations for JPMorgan Chase common stock and Bear Stearns common stock. The market price of JPMorgan Chase common stock and Bear Stearns common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of JPMorgan Chase common stock or Bear Stearns common stock before or after the effective date of the merger. Any change in the market price of JPMorgan Chase common stock prior to the completion of the merger will affect the market value of the merger consideration that Bear Stearns’ stockholders will receive upon completion of the merger.

LEGAL MATTERS

The validity of the JPMorgan Chase common stock to be issued in connection with the merger will be passed upon for JPMorgan Chase by Wachtell, Lipton, Rosen & Katz.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this document by reference to JPMorgan Chase & Co.’s Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and the related financial statement schedule, incorporated in this document by reference from Bear Stearns’ Current Report on Form 8-K dated April 11, 2008, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express unqualified opinions on the consolidated financial statements and the financial statement schedule and include explanatory paragraphs referring to substantial doubt about Bear Stearns’ ability to continue as a going concern, and the adoption of Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140” and Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information of Bear Stearns for the three-month periods ended February 29, 2008 and February 28, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

OTHER MATTERS

No matters other than the matters described in this document are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

BEAR STEARNS 2008 ANNUAL MEETING

Bear Stearns will hold a 2008 annual meeting of stockholders only if the merger is not completed. If it is determined that the merger will not be completed as contemplated by the merger agreement, Bear Stearns will provide notice of the record date and annual meeting date, as well as the deadline for submitting stockholder proposals for such meeting and to have stockholder proposals included in Bear Stearns’ proxy statement for the 2008 annual meeting of stockholders.

STOCKHOLDERS SHARING AN ADDRESS

Bear Stearns stockholders who share a single address and who have consented are receiving only a single copy of this document. On written or oral request to the Secretary of Bear Stearns at 383 Madison Avenue, New York, New York 10179, (212) 272-2000, Bear Stearns will deliver promptly a separate copy of this document to a stockholder at a shared address to which a single copy of the document was delivered.

Bear Stearns stockholders who are still receiving multiple copies of the Company’s annual report and proxy statement and wish to receive a single copy should contact Broadridge Financial Solutions at (800) 542-1061 or write to them at Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Also, stockholders who wish to revoke their consent to householding should contact Broadridge Financial Solutions.

Beneficial holders of Bear Stearns common stock can request information about householding from their banks, brokers or other holders of records.

WHERE YOU CAN FIND MORE INFORMATION

JPMorgan Chase has filed with the SEC a registration statement under the Securities Act that registers the distribution to Bear Stearns stockholders of the shares of JPMorgan Chase common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about JPMorgan Chase and JPMorgan Chase stock.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like JPMorgan Chase and Bear Stearns, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by JPMorgan Chase with the SEC are also available at JPMorgan Chase’s website at http://www.jpmorganchase.com. The reports and other information filed by Bear Stearns with the SEC are also available at Bear Stearns’ website at http://www.bearstearns.com. We have included the web addresses of the SEC, JPMorgan Chase, and Bear Stearns as inactive textual references only. Except as specifically incorporated by reference into this document, information on those web sites is not part of this document.

The SEC allows JPMorgan Chase and Bear Stearns to incorporate by reference information in this document. This means that JPMorgan Chase and Bear Stearns can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that JPMorgan Chase and Bear Stearns previously filed with the SEC. They contain important information about the companies and their financial condition.

JPMorgan Chase SEC Filings (SEC File No. 001-05805; CIK No. 0000019617)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2007

Current Reports on Form 8-K	January 2, 2008, January 8, 2008, January 9, 2008, January 11, 2008, January 14, 2008, January 15, 2008, January 16, 2008 (two reports), January 22, 2008 (first report), January 23, 2008, January 24, 2008, January 25, 2008, January 28, 2008, January 29, 2008, January 30, 2008, January 31, 2008 (two filings), February 1, 2008, February 4, 2008, February 5, 2008, February 6, 2008, February 7, 2008, February 8, 2008, February 11, 2008, February 12, 2008, February 14, 2008, February 15, 2008, February 19, 2008, February 20, 2008, February 21, 2008, February 25, 2008, February 26, 2008, February 27, 2008, February 28, 2008, February 29, 2008 (two filings), March 3, 2008, March 4, 2008 (second filing), March 6, 2008, March 10, 2008, March 11, 2008 (two filings), March 12, 2008, March 13, 2008, March 14, 2008

JPMorgan Chase SEC Filings (SEC File No. 001-05805; CIK No. 0000019617)	Period or Date Filed
(two filings), March 17, 2008, March 18, 2008 (two filings), March 19, 2008, March 20, 2008, March 21, 2008, March 24, 2008 (two filings) March 25, 2008, March 27, 2008, March 28, 2008 (three filings), March 31, 2008 (two filings), April 1, 2008, April 4, 2008, April 7, 2008, April 8, 2008, April 11, 2008, April 14, 2008, April 15, 2008, April 16, 2008 (two filings), April 17, 2008 (two filings), April 21, 2008, April 22, 2008, April 23, 2008 (two filings), April 24, 2008 (two filings) and April 25, 2008 (two filings) (other than the portions of those documents not deemed to be filed)

The description of JPMorgan Chase common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

Bear Stearns SEC Filings (SEC File No. 001-08989; CIK No. 0000777001)	Period or Date Filed

Annual Report on Form 10-K	Year ended November 30, 2007, as amended by the Annual Report on Form 10-K/A filed on March 31, 2008 (other than Items 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) and 8 (Financial Statements) and Schedule I, which are incorporated by reference from Exhibits 99.1 and 99.2 to the Current Report on Form 8-K filed on April 11, 2008)

Quarterly Report on Form 10-Q	Quarter ended February 29, 2008

Current Reports on Form 8-K	December 21, 2007, January 14, 2008, February 4, 2008, February 20, 2008, February 21, 2008, March 19, 2008, March 20, 2008, March 24, 2008, March 28, 2008, April 9, 2008 and April 11, 2008 (other than the portions of those documents not deemed to be filed)

In addition, JPMorgan Chase and Bear Stearns also incorporate by reference additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this document and the date of the Bear Stearns special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

JPMorgan Chase has supplied all information contained or incorporated by reference in this document relating to JPMorgan Chase, as well as all pro forma financial information, and Bear Stearns has supplied all information relating to Bear Stearns.

Documents incorporated by reference are available from JPMorgan Chase and Bear Stearns without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

JPMorgan Chase & Co.	The Bear Stearns Companies Inc.

270 Park Avenue New York, New York 10017 Office of the Secretary Telephone: (212) 270-4040	383 Madison Avenue New York, New York 10179 Attention: Investor Relations Telephone: (866) 299-9331

Bear Stearns stockholders requesting documents must do so by May 23, 2008 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from JPMorgan Chase or Bear Stearns, Bear Stearns will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

If you have any questions concerning the merger or this document, would like additional copies of this document or need help voting your shares of Bear Stearns common stock, please contact MacKenzie Partners, Inc., Bear Stearns’ proxy solicitor:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

Neither JPMorgan Chase nor Bear Stearns has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This document contains a description of the representations and warranties that each of JPMorgan Chase and Bear Stearns made to the other in the merger agreement. Representations and warranties made by JPMorgan Chase, Bear Stearns and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Bear Stearns, JPMorgan Chase or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

Appendix A

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and between

THE BEAR STEARNS COMPANIES INC.

and

JPMORGAN CHASE & CO.

DATED AS OF MARCH 16, 2008

(continued)

Exhibit A — Option Agreement

Schedule 6.12 — Guaranty

INDEX OF DEFINED TERMS

Section
Adjusted Option	1.5(a)
Agreement	Preamble
Alternative Proposal	6.9(a)
Alternative Transaction	6.9(a)
Bankruptcy and Equity Exception	3.3(a)
Certificate	1.4(d)
Certificate of Merger	1.2
CFTC	3.4
Change of Recommendation	6.9(d)
Change of Recommendation Notice	6.9(d)(iv)
Claim	6.6(a)
Closing	9.1
Closing Date	9.1
Company	Preamble
Company Benefit Plans	6.5(g)
Company Bylaws	3.1(b)
Company Cap Plans	1.5(c)
Company Cap Unit	1.5(c)
Company Capitalization Date	3.2(a)
Company Certificate	3.1(b)
Company Common Stock	1.4(b)
Company Contract	5.2
Company Deferred Equity Units	1.5(d)
Company Deferred Equity Unit Plans	1.5(d)
Company Options	1.5(a)
Company Preferred Stock	3.2(a)
Company Requisite Regulatory Approvals	7.3(c)
Company RSUs	1.5(b)
Company Stock Plans	1.5(a)
Company SEC Reports	3.5(b)
Confidentiality Agreement	6.2(b)
Covered Employees	6.5(a)
DGCL	1.1(a)
DPC Common Shares	1.4(b)
Effective Time	1.2
Employees	5.2(c)
ERISA	6.5(g)
ESOP	6.5(f)
Exchange Act	3.5(b)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.2
Exchange Ratio	1.4(c)
Federal Reserve	3.4
FERC	3.4
FINRA	3.4
Form S-4	3.4
FSA	3.4
GAAP	3.1(c)

Section
Governmental Entity	3.4
HQ Lease	6.11
HQ Property	6.11
HSR Act	3.4
Indemnified Parties	6.6(a)
Insurance Amount	6.6(c)
Letter of Transmittal	2.3(a)
Liens	3.2(c)
Material Adverse Effect	3.8
Merger	Recitals
Merger Consideration	1.4(c)
Merger Sub	Recitals
NYSE	2.3(f)
Option Agreement	Recitals
Parent	Preamble
Parent Bylaws	4.1
Parent Cap Unit	1.5(c)
Parent Capitalization Date	4.2
Parent Certificate	4.1
Parent Common Stock	1.4(c)
Parent Deferred Equity Unit	1.5(d)
Parent Preferred Stock	4.2
Parent Requisite Regulatory Approvals	7.2(c)
Parent RSU	1.5(b)
Parent SEC Reports	4.5(b)
Proxy Statement	3.4
RE Consideration	6.11
Regulatory Approvals	3.4
Regulatory Agencies	3.5(a)
Sarbanes-Oxley Act	3.5(b)
SBA	3.4
SEC	3.4
Securities Act	3.2(a)
SRO	3.4
Subsidiary	3.1(c)
Superior Proposal	6.9(d)
Surviving Company	Recitals
Takeover Statutes	3.10
Trust	3.2(a)
Trust Account Common Shares	1.4(b)
Voting Debt	3.2(a)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 16, 2008 (this “Agreement”), between The Bear Stearns Companies Inc., a Delaware corporation (“Company”), and JPMorgan Chase & Co., a Delaware corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, promptly following the execution of this Agreement, Parent shall form a new wholly owned subsidiary (“Merger Sub”) as a Delaware corporation, and Parent shall cause Merger Sub to, and Merger Sub shall, sign a joinder agreement to this Agreement and be bound hereunder;

WHEREAS, the Boards of Directors of Company and Parent have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for in this Agreement in which Merger Sub will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Company (the “Merger”), with Company as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”);

WHEREAS, as an inducement and condition to the entrance of Parent into this Agreement, Company is granting to Parent an option pursuant to a stock option agreement in the form set forth in Exhibit A (the “Option Agreement”);

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. (a) Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into Company. Company shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Delaware. As of the Effective Time, the separate corporate existence of Merger Sub shall cease.

(b) Parent may at any time change the method of effecting the combination (including by providing for the merger of Company with and into Parent) if and to the extent requested by Parent; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement or (ii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time. The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) that shall be filed with the Secretary of State of the State of Delaware on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

1.4 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the holder of any of the following securities:

(a) At the Effective Time, each share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $1.00, of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) All shares of common stock, par value $1.00 per share, of Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”) that are owned by Company or Parent (other than shares of Company Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of Company Common Stock held, directly or indirectly, by Company or Parent in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor. Shares of Company Common Stock held by any wholly-owned subsidiary of Company or Parent (other than Trust Account Common Shares and DPC Common Shares), shall be appropriately adjusted into shares of common stock of the Surviving Corporation.

(c) Subject to Section 1.4(e), each share of the Company Common Stock, except for shares of Company Common Stock owned by Company or Parent (other than Trust Account Common Shares and DPC Common Shares), shall be converted, in accordance with the procedures set forth in Article II, into the right to receive 0.05473 (the “Exchange Ratio”) of a share of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”) (the “Merger Consideration”).

(d) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares into which the shares of Company Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 2.3(c).

(e) If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Merger Consideration.

1.5 Stock Options and Other Stock-Based Awards.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Company Common Stock granted under the Stock Award Plan, as amended and restated as of March 31, 2004, as subsequently amended, the Non-Employee Directors’ Stock Option and Stock Unit Plan, amended and restated as of January 8, 2002, as subsequently amended, the Restricted Stock Unit Plan, as amended and restated as of March 31, 2004, as subsequently amended or the Company Cap Plans (as defined below) (collectively, the “Company Stock Plans”) that is outstanding immediately prior to the Effective Time (collectively, the “Company Options”) shall be converted into an option (an “Adjusted Option”) to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such Company Option immediately prior to the Effective Time, the number of whole shares of Parent Common Stock that is equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share of Parent Common Stock (rounded up to the nearest whole penny) equal to the exercise price for each such share of Company Common Stock subject to such Company Option immediately prior to the Effective Time divided by the Exchange Ratio; provided, that, in the case of any Company Option to which Section 421 of the Code applies as of the Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

(b) As of the Effective Time, each restricted share unit with respect to shares of Company Common Stock granted under a Company Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “Company RSUs”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted share unit, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such Company RSU immediately prior to the Effective Time, with respect to the number of shares of Parent Common Stock that is equal to the number of shares of Company Common Stock subject to the Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share) (a “Parent RSU”). The obligations in respect of the Parent RSUs shall be payable or distributable in accordance with the terms of the agreement, plan or arrangement relating to such Parent RSUs.

(c) Subject to the last sentence of this Section 1.5(c), as of the Effective Time, each share unit with respect to shares of Company Common Stock granted under the Capital Accumulation Plan for Senior Managing Directors Amended and Restated November 29, 2000, as subsequently amended and the Capital Accumulation Plan for Senior Managing Directors Amended and Restated as of October 28, 1999, as subsequently amended (collectively, the “Company Cap Plans”) that is outstanding immediately prior to the Effective Time (collectively, the “Company Cap Units”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a share unit, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such Company Cap Unit immediately prior to the Effective Time, with respect to the number of shares of Parent Common Stock that is equal to the number of shares of Company Common Stock subject to the Company Cap Unit immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share) (a “Parent Cap Unit”). Subject to the last sentence of this Section 1.5(c), the obligations in respect of the Parent Cap Units shall be payable or distributable in accordance with the terms of the agreement, plan or arrangement relating to such Parent Cap Units. Parent and the Company agree to cooperate in good faith to adjust, effective upon the occurrence of the Merger, the features under the Company Cap Plans and related award agreements that provide for awards of additional Company Cap Units in respect of previously awarded Company Cap Units to take into account the occurrence of the Merger.

(d) As of the Effective Time, all amounts denominated in Company Common Stock and held in participant accounts (other than Company RSUs and Company Cap Units) (collectively, the “Company Deferred Equity Units”) either pursuant to (i) the Company Stock Plans or (ii) any nonqualified deferred compensation program or any individual deferred compensation agreements (collectively, the “Company Deferred Equity Unit Plans”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into deferred equity units, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to such Company Deferred Equity Units immediately prior to the Effective Time, with respect to the number of shares of Parent Common Stock that is equal to the number of shares of Company Common Stock in which such Company Deferred Equity Units are denominated immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share) (a “Parent Deferred Equity Unit”). The obligations in respect of the Parent Deferred Equity Units shall be payable or distributable in accordance with the terms of the Company Deferred Equity Unit Plan relating to such Parent Deferred Equity Units.

(e) As of the Effective Time, Parent shall assume the obligations and succeed to the rights of Company under the Company Stock Plans, the Company Cap Plans and the Company Deferred Equity Unit Plans with respect to the Company Options (as converted into Adjusted Options), the Company RSUs (as converted into Parent RSUs), the Company Cap Units (as converted into Parent Cap Units) and Company Deferred Equity Units (as converted into Parent Deferred Equity Units). Company and Parent agree that prior to the Effective Time each of the Company Stock Plans shall be amended (i) to reflect the transactions contemplated by this Agreement, including the conversion of the Company Options, Company RSUs, Company Cap Units and Company Deferred Equity Units pursuant to paragraphs (a), (b), (c) and (d) above and the substitution of Parent for Company thereunder to the extent appropriate to effectuate the assumption of such Company Stock Plans by Parent, (ii) to preclude any automatic or formulaic grant of options, restricted shares or other awards thereunder on or after the Effective Time, and (iii) to the extent requested by Parent in a timely manner and subject to compliance with applicable law and the terms of the plan, to terminate any or all Company Stock Plans effective immediately prior to the Effective Time (other than with respect to outstanding awards thereunder).

(f) Notwithstanding anything to the contrary contained in this Section 1.5, at Parent’s request, the Company shall terminate, effective immediately prior to the Effective Time, the Company Cap Plans in a manner (i) directed by Parent and (ii) that complies with Section 409A of the Code, which may include, without limitation, termination of any other plans that would be aggregated with the Company Cap Plans for purposes of the plan aggregation rules under Section 409A of the Code.

(g) Prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, shall take all actions necessary to effectuate the provisions of this Section 1.5.

(h) All of the conversions and adjustments made pursuant to this Section 1.5, including without limitation, the determination of the number of shares of Parent Common Stock subject to any award and the exercise price of the Adjusted Options, shall be made in a manner consistent with the requirements of Section 409A of the Code. As soon as practicable after the Effective Time, Parent shall prepare and file with the SEC a post-effective amendment converting the Form S-4 to a Form S-8 (or file such other appropriate form) registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 1.5.

1.6 Certificate of Incorporation and ByLaws of the Surviving Company. At the Effective Time, the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time (which shall include provisions mirroring the terms of each series of Company Preferred Stock) shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with applicable law. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Company until thereafter amended in accordance with applicable law and the terms of such by-laws.

1.7 Directors and Officers. The directors of Company and its Subsidiaries immediately prior to the Effective Time shall submit their resignations to be effective as of the Effective Time. The directors, if any, and officers of Merger Sub shall, from and after the Effective Time, become the directors and officers, respectively, of the Surviving Company until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the bylaws of the Surviving Company.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Exchange Agent. Prior to the Effective Time Parent shall appoint a bank or trust company Subsidiary of Parent or another bank or trust company reasonably acceptable to Company, or Parent’s transfer agent, pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2 Deposit of Merger Consideration. At or prior to the Effective Time, Parent shall (i) authorize the Exchange Agent to issue an aggregate number of shares of Parent Common Stock equal to the aggregate Merger

Consideration, and (ii) deposit, or cause to be deposited with, the Exchange Agent, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f) (the “Exchange Fund”).

2.3 Delivery of Merger Consideration.

(a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificates)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b) Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of Company Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in respect of the shares of Company Common Stock represented by its Certificate or Certificates. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Common Stock issuable with respect to such Certificate.

(d) In the event of a transfer of ownership of a Certificate representing Company Common Stock that is not registered in the stock transfer records of Company, the shares of Parent Common Stock and cash in lieu of fractional shares of Parent Common Stock comprising the Merger Consideration shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Parent that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Parent) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of Parent Common Stock otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as the Exchange Agent or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Parent, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average, rounded to the nearest one ten thousandth, of the closing sale prices of Parent Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Company as of the first anniversary of the Effective Time may be paid to Parent. In such event, any former stockholders of Company who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the Company’s Annual Report on Form 10-K for the year ended November 30, 2007, as filed on January 29, 2008, or the Company’s Current Reports on Form 8-K filed with the SEC and any other public announcements by the Company after such 10-K filing was made but prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature) to the extent that it is reasonably apparent on the face of the disclosed information that such disclosure is of an exception to one or more of the following representations and warranties contained in this Article III, Company hereby represents and warrants to Parent as follows (solely as of the date hereof except in the case of the representations and warranties set forth in Sections 3.2(a), 3.2(b), 3.3(a), 3.3(b)(i), 3.7 and 3.13):

3.1 Corporate Organization.

(a) Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) True, complete and correct copies of the Restated Certificate of Incorporation of Company (the “Company Certificate”), and the Amended and Restated Bylaws of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by Company and are available to Parent.

(c) Each Subsidiary of Company (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has the requisite corporate power and authority or other power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. As used in this Agreement, the word “Subsidiary”, when used with respect to either party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”).

3.2 Capitalization. (a) The authorized capital stock of Company consists of 500,000,000 shares of Company Common Stock, par value $1.00 per share, of which, as of February 20, 2008 (the “Company Capitalization Date”), 145,633,335 shares were issued and outstanding, and 10,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”), of which, as of the Company Capitalization Date, (i) 818,113 shares were designated, issued and outstanding as Cumulative Preferred Stock, Series E, and (ii) 428,825 shares were designated, issued and outstanding as Cumulative Preferred Stock Series F, and (iii) 511,169 shares were designated, issued and outstanding as Cumulative Preferred Stock, Series G. As of the Company Capitalization Date, 27,316,339 of such issued and outstanding shares of Company Common Stock were held in The Bear Stearns Companies Inc. 2008 Trust (the “Trust”). The Trust was established to hold shares of Company Common Stock underlying awards under the Company Cap Plan and The Bear Stearns Companies Inc. Restricted Stock Unit Plan. As of the Company Capitalization Date, no shares of Company Common Stock or Company Preferred Stock were either reserved for issuance or issued and outstanding and held in the Trust except for (i) 19,102,427 shares of Company Common Stock that are reserved for issuance in connection with Company Options under the Company Stock Plans that were outstanding as of the Company Capitalization Date, (ii) 7,603,576 shares of Company Common Stock that are either reserved for issuance upon, or issued and outstanding and held in the Trust pending, settlement of the Company RSUs that were outstanding as of the Company Capitalization Date, (iii) 20,141,864 shares of Company Common Stock that are either reserved for issuance upon, or issued and outstanding and held in the Trust pending, settlement of Company Cap Units that were outstanding as of the Company Capitalization Date and (iv) 255,408 shares of Company Common Stock that are reserved for issuance upon settlement of Company Deferred Equity Units that were outstanding as of the Company Capitalization Date. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of Company may vote (“Voting Debt”) are issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement as set forth in this Section 3.2, Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Company Common Stock, Company Preferred Stock, Voting Debt or any other equity securities of Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of Company. There are no contractual obligations of Company or any of its Subsidiaries (x) to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any equity security of Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Company or its Subsidiaries or (y) pursuant to which Company or any of its Subsidiaries is or could be required to register shares of Company capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”).

(b) Other than the Company Options, Company RSUs, Company Cap Units and Company Deferred Equity Units that are outstanding as of the Company Capitalization Date, no other equity-based awards are outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, Company has not (A) issued or repurchased any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of Company, other than the issuance of shares of Company Common Stock in connection with the exercise of Company Options or settlement in accordance with their terms of the Company RSUs, Company Cap Units or Company Deferred Equity Units granted under the Company Stock Plans or Company Deferred Equity Unit Plans that were outstanding on the Company Capitalization Date or (B) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company capital stock or any other equity-based awards. From February 15, 2008 through the date of this Agreement, neither the Company nor any of its Subsidiaries has (i) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long term incentive compensation awards, (ii) with respect to senior managing directors of the Company or its Subsidiaries, entered into or amended any employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise Taxes under Section 4999 of the Code) or (iii) adopted or amended any material Company Benefit Plan (as defined in Section 6.5(g)).

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Company are owned by Company, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation. (a) Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Company. The Board of Directors of Company has determined that this Agreement is advisable and in the best interests of Company and its stockholders and has directed that this Agreement be submitted to Company’s stockholders for approval and adoption at a duly held meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of Company, enforceable against Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b) Neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Certificate or Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, by-law or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach or default that would not reasonably be expected to cause a Material Adverse Effect.

3.4 Consents and Approvals. Except for (i) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or nonobjections from, the Securities and Exchange Commission (the “SEC”), NYSE, foreign and state securities authorities, the Financial Industry Regulatory Authority (“FINRA”), the Commodities and Futures Trading Commission (“CFTC”), the Federal Energy Regulatory Commission (“FERC”), applicable securities, commodities and futures exchanges, the Financial Services Authority (“FSA”) and other industry self-regulatory organizations (“SRO”), (ii) the filing of any other required applications, filings or notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), any foreign, federal or state banking, other regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”), (iii) the filing with the SEC of a Proxy Statement in definitive form relating to the meeting of Company’s stockholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4 and the filing and effectiveness of the registration statement contemplated by Section 6.1(a), (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (v) any notices to or filings with the Small Business Administration (the “SBA”), (vi) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and approval of listing of such Parent Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Company of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Company of this Agreement.

3.5 Reports; Regulatory Matters.

(a) Company and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2005 and prior to the date hereof with (i) FINRA, (ii) the SEC, (iii) the CFTC, (iv) the

Federal Deposit Insurance Corporation, (v) the NYSE, (vi) any state consumer finance or mortgage banking regulatory authority or other Agency, (vii) any foreign regulatory authority and (viii) any SRO (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2005 and prior to the date hereof, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith.

(b) An accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Company or any of its Subsidiaries pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since January 1, 2005 and prior to the date of this Agreement (the “Company SEC Reports”) and (ii) communication mailed by Company to its stockholders since January 1, 2005 and prior to the date of this Agreement is publicly available. No such Company SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

3.6 Financial Statements.

(a) The financial statements of Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of Company and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Deloitte & Touche has not resigned or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Company’s system of internal accounting controls.

3.7 Broker’s Fees. Neither Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Lazard Freres pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Parent.

3.8 Definition of Material Adverse Effect. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent or Company, as the case may be, a material adverse effect on (i) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a “Material Adverse Effect” shall not be deemed to include effects arising out of, relating to or resulting from (A) changes in GAAP or regulatory accounting requirements applicable generally to companies in the industries in which such party and its Subsidiaries operate, (B) changes in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (C) changes in global or national political conditions or general economic or market conditions affecting other companies in the industries in which such party and its Subsidiaries operate (D) changes in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and in respect of the customers of the Company, (E) failure to meet earnings projections, including any underlying causes thereof, (F) the impact of the Merger on relationships with customers or employees, (G) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby solely to the extent the Company demonstrates such effect to have so resulted from such disclosure or consummation or (H) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

3.9 Compliance with Applicable Law. Company and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied with and are not in default in any respect under any, law applicable to Company or any of its Subsidiaries, except for the failure to hold or to have complied with or to not be in default which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

3.10 State Takeover Laws. The Board of Directors of Company has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

3.11 Broker-Dealer and Investment Advisory Matters.

(a) Each of the Company and its Subsidiaries and each of their respective officers and employees who are required to be registered, licensed or qualified as (A) a broker-dealer, investment adviser, futures commission merchant or (B) a registered principal, registered representative, investment adviser representative, insurance agent or salesperson with the SEC or any securities or insurance commission or other Governmental Entity are duly registered as such and such registrations are in full force and effect, or are in the process of being registered as such within the time periods required by applicable law, except in each case for any failures to be so registered, licensed or qualified that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Each of the Company and its Subsidiaries and each of their respective officers and employees are in compliance with all applicable federal, state and foreign laws requiring any such registration, licensing or qualification, and are not subject to any liability or disability by reason of the failure to be so registered, licensed or qualified, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b) Each of the Company and its Subsidiaries, and, to the knowledge of the Company, its solicitors, third party administrators, managers, brokers and distributors, have marketed, sold and issued investment products and securities in compliance with all applicable laws governing sales processes and practices, except in each case as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

3.12 Approvals. As of the date of this Agreement, Company knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.13 Opinion. The Board of Directors of Company has received the opinion of Lazard Freres & Co. LLC, to the effect that, as of the date hereof, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock.

3.14 Company Information. The information relating to Company and its Subsidiaries that is provided by Company or its representatives for inclusion in the Proxy Statement and Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in Parent’s Annual Report on Form 10-K for the year ended December 31, 2007, as filed on February 29, 2008, or the Company’s Current Reports on Form 8-K filed with the SEC after such 10-K filing was made but prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature) to the extent that it is reasonably apparent on the face of the disclosed information that such disclosure is of an exception to one or more of the following representations and warranties contained in this Article IV, Parent hereby represents and warrants to Company as follows (solely as of the date hereof except in the case of the representations and warranties set forth in Sections 4.2, 4.3(a), 4.3(b)(i) and 4.7):

4.1 Corporate Organization. Parent is, and Merger Sub will be, a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Parent has and Merger Sub will have the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is and will be duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Parent is duly registered as a bank holding company under the BHC Act and is a financial holding company pursuant to Section 4(1) of the BHC Act and meets the applicable requirements for qualification as such. True, complete and correct copies of the Amended and Restated Certificate of Incorporation, as amended (the “Parent Certificate”), and Bylaws of Parent (the “Parent Bylaws”), as in effect as of the date of this Agreement, have previously been filed by Parent and are publicly available to Company.

4.2 Capitalization. The authorized capital stock of Parent consists of 9,000,000,000 shares of Parent Common Stock, of which, as of January 31, 2008 (the “Parent Capitalization Date”), 3,396,539,059 shares were issued and outstanding, and 200,000,000 shares of preferred stock, $1.00 par value (the “Parent Preferred Stock”), none of which were issued and outstanding. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Parent is issued or outstanding. As of the Parent Capitalization Date, except pursuant to this Agreement, Parent’s dividend reinvestment plan and stock repurchase plans entered into by Parent from time to time, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or other equity securities of Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

4.3 Authority; No Violation. (a) Parent has and Merger Sub will have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Boards of Directors of Parent, and will be so approved in the case of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by Company) constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Certificate or the Parent Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any law, judgment, order, injunction or decree applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach or default that would not reasonably be expected to cause a Material Adverse Effect.

4.4 Consents and Approvals. Except for (i) the Regulatory Approvals, (ii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4 and the filing and effectiveness of the registration statement contemplated by Section 6.1(a), (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable SRO, and the rules of the NYSE, (v) any notices or filings under the HSR Act, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and approval of listing of such Parent Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Parent or Merger Sub of this Agreement.

4.5 Reports; Regulatory Matters.

(a) Parent and each of its Subsidiaries have timely filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2005 and prior to the date hereof with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2005 and prior to the date of this Agreement, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith.

(b) An accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent pursuant to the Securities Act or the Exchange Act since January 1, 2005 and prior to the date of this Agreement (the “Parent SEC Reports”) and (ii) communication mailed by Parent to its stockholders since January 1, 2005 and prior to the date of this Agreement is publicly available. No such Parent SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. As of the date hereof, the books and records of Parent and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, PricewaterhouseCoopers LLP has not resigned or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on Parent’s system of internal accounting controls.

4.7 Broker’s Fees. Neither Parent nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as previously disclosed to Company.

4.8 Compliance with Applicable Law. Parent and each of its Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied with and are not in default in any respect under any, law applicable to Parent or any of its Subsidiaries, except for the failure to hold or to have complied with which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

4.9 Approvals. As of the date of this Agreement, Parent knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.10 Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Parent and its Subsidiaries and other portions within the reasonable control of Parent and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, each of Company and Parent shall, and shall cause each of its respective Subsidiaries to, (a) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and (b) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Company, Parent or Merger Sub to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby. In furtherance of the provisions of this Article V, the Company will, and will cause its Subsidiaries to, operate within their existing credit, principal, market and other risk limits and comply with existing risk-related policies and procedures. Parent shall have the right to cause the Company and its Subsidiaries to modify any of the foregoing policies, procedures and operating limits in any and all respects.

5.2 Company Forbearances. Subject to the continued effectiveness of the Guaranty (as hereinafter defined) and Parent’s compliance with the terms thereof, Parent shall be entitled to direct the business, operations and management of the Company and its Subsidiaries in its reasonable discretion (provided that to the extent Parent directs Company or its Subsidiaries to take any action the consequence of which would be the breach of a covenant hereunder, Company shall not be deemed to have breached such covenant solely as a result of taking such action). In addition, during the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent:

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person;

(b) (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends on the Company Preferred Stock, (B) dividends paid by any of the Subsidiaries of Company to Company or to any of its wholly-owned Subsidiaries, and (C) the acceptance of shares of Company Common Stock in payment of the exercise price or withholding Taxes incurred by any employee or director in connection with the exercise of stock options or the vesting of restricted shares of (or settlement of other equity-based awards in respect of) Company Common Stock granted under a Company Stock Plan, Company Cap Plan or Company Deferred Equity Unit Plan, in each case in accordance with past practice and the terms of the applicable Company Stock Plan and related award agreements, Company Cap Plan and related award agreement or Company Deferred Equity Unit Plan);

(iii) grant any stock options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company’s capital stock or other equity-based award with respect to shares of Company Common Stock under any of the Company Stock Plans, Company Cap Plans, Company Deferred Equity Unit Plans or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue any additional shares of capital stock or other securities, except pursuant to the exercise of stock options or the settlement of other equity-based awards granted under a Company Stock Plan or Company Cap Plan or Company Deferred Equity Unit Plan that are outstanding as of the date of this Agreement;

(c) except as required under applicable law or the terms of any Company Benefit Plan existing as of the date hereof, (i) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Company or its Subsidiaries (collectively, “Employees”), (ii) pay any amounts or increase any amounts payable to Employees not required by any current plan or agreement (other than base salary in the ordinary course of business) to any Employee, (iii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (including any Employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired employees), (iv) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans, (v) (x) hire or promote employees in the position of Vice President or above or (y) terminate the employment of any employee in the position of Vice President or above, (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, or (vii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law;

(d) sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any of its properties or assets (including pursuant to securitizations) to any individual, corporation or other entity other than a Subsidiary or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than pursuant to contracts in force at the date of this Agreement, other than any such transactions as are in the ordinary course of business consistent with past practice;

(e) enter into any new line of business or change in any respect its lending, investment, underwriting, risk and asset liability management (including risk limits, position limits and the like) and other operating, securitization and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(f) transfer ownership, or grant any license or other rights, to any person or entity of or in respect of any material intellectual property of the Company, other than grants of non-exclusive licenses pursuant to license agreements entered into in the ordinary course of business consistent with past practice;

(g) other than in the ordinary course consistent with past practice, make any investments either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(h) amend its charter or bylaws, or otherwise take any action to exempt any person or entity (other than Parent or its Subsidiaries) or any action taken by any person or entity from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(i) conduct its operations or take actions related to trading or credit extension in any manner other than in the ordinary course consistent with past practice and in consultation with Parent;

(j) change in any material respect the policies, practices and procedures governing operations of Company and its Subsidiaries;

(k) (i) amend or otherwise modify, except in the ordinary course of business, or knowingly violate in any material respect the terms of, any Company Contract, or (ii) except as may be required by applicable law, create or renew any agreement or contract or other binding obligation of Company or its Subsidiaries containing (A) any material restriction on the ability of Company or its Subsidiaries to conduct its business as it is presently being conducted or (B) any material restriction on the ability of Company or its Subsidiaries to engage in any type of activity or business;

(l) commence or settle any claim, action or proceeding, other than settlements resulting solely in the payment of monetary damages in amounts not in excess of $500,000 in the aggregate;

(m) take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(n) implement or adopt any change in its Tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(o) file or amend any tax return other than in the ordinary course of business, make or change any material tax election, or settle or compromise any material tax liability; or

(p) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

For purposes of Section 5.2(k), “Company Contract” means any contract, arrangement, commitment or understanding (whether written or oral) to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries is bound (i) with respect to the employment of any directors, executive officers, employees or consultants, other than in the ordinary course of business consistent with past practice, (ii) which, upon execution of this Agreement or consummation or stockholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Parent, Company, the Surviving Company, or any of their respective Subsidiaries to any executive officer or employee of Company or any of its Subsidiaries, (iii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Reports filed prior to the date hereof, (iv) that materially restricts the conduct of any line of business by Company or any of its Subsidiaries or, to the knowledge of Company, upon consummation of the Merger will materially restrict the ability of Parent, the Surviving Company or any of their respective Subsidiaries to engage in any line of business, (v) that obligates Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party or upon consummation of the Merger will obligate Parent, the Surviving Company or any of their respective Subsidiaries to conduct business with any third party on an exclusive or preferential basis, (vi) with or to a labor union or guild (including any collective bargaining agreement) or (vii) including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the execution of this Agreement, the occurrence of any stockholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of or affected by any of the transactions contemplated by this Agreement.

5.3 Parent Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Company, during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, (a) amend, repeal or otherwise modify any provision of the Parent Certificate or the Parent Bylaws in a manner that would adversely affect Company, the stockholders of Company or the transactions contemplated by this Agreement; (b) take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; (c) take any action that would be reasonably expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement; or (d) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters. (a) Parent and Company shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of Parent and Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Company shall thereafter mail or deliver the Proxy Statement to its stockholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Company shall furnish all information concerning Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties (including any unions, works councils or other labor organizations) and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Company and Parent shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Company or Parent, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(c) Each of Parent and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Each of Parent and Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Parent Requisite Regulatory Approval or Company Requisite Regulatory Approval, respectively, will not be obtained or that the receipt of any such approval may be materially delayed.

(e) The Company shall cooperate fully with Parent and use reasonable best efforts from and after the date hereof to promptly apply for and seek all necessary approvals for Parent to exercise supervision and control, commencing as promptly as possible following the date hereof, over the business and operations of the Company and its Subsidiaries (including their prime brokerage and clearing operations and investment advisory relationships).

6.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request (in the case of a request by Company, information concerning Parent that is reasonably related to the prospective value of Parent Common Stock or to Parent’s ability to consummate the transactions contemplated hereby). Neither Company nor Parent, nor any of their Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of March 13, 2008 (the “Confidentiality Agreement”).

(c) No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.

6.3 Stockholder Approval. Company shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the requisite stockholder approval required in connection with the Merger, on substantially the terms and conditions set forth in this Agreement, and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of Company shall use its reasonable best efforts to obtain from its stockholders the stockholder vote approving the Merger, on substantially the terms and conditions set forth in this Agreement, required to consummate the transactions contemplated by this Agreement. Company shall submit this Agreement to its stockholders at the stockholder meeting even if its Board of Directors shall have withdrawn, modified or qualified its recommendation. As of the date of this Agreement, the Board of Directors of Company has adopted resolutions approving the Merger, on substantially the terms and conditions set forth in this Agreement, and directing that the Merger, on such terms and conditions, be submitted to Company’s stockholders for their consideration.

6.4 NYSE Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.5 Employee Matters. (a) Following the Closing Date, Parent shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are actively employed by Company and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are generally made available to similarly situated employees of Parent or its Subsidiaries (other than Company and its Subsidiaries), as applicable; provided, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Parent or its Subsidiaries; provided, further, that until such time as Parent shall cause Covered Employees to participate in the benefit plans and compensation opportunities that are made available to similarly situated employees of Parent or its Subsidiaries (other than Company and its Subsidiaries), a Covered Employee’s continued participation in employee benefit plans and compensation opportunities of Company and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Parent plans may commence at different times with respect to each Parent plan).

(b) To the extent that a Covered Employee becomes eligible to participate in an employee benefit plan maintained by Parent or any of its Subsidiaries (other than Company or its Subsidiaries), Parent shall cause such employee benefit plan to (i) recognize the service of such Covered Employee with Company or its Subsidiaries (or their predecessor entities) for purposes of eligibility, participation, vesting and benefit accrual under such employee benefit plan of Parent or any of its Subsidiaries, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service (A) shall not operate to duplicate any benefits of a Covered Employee with respect to the same period of service and (B) shall not apply for purposes of (1) any plan, program or arrangement under which similarly-situated employees of Parent and its Subsidiaries do not receive credit for prior service, (2) “retirement” eligibility under Parent’s equity compensation plans and arrangements, (3) eligibility for subsidized post-retirement, medical or life insurance and (4) grandfathering and/or the level of pay credits under Parent’s defined benefit retirement plan or subsidized retiree medical benefits, and (ii) with respect to any health, dental, vision plan or other welfare of Parent or any of its Subsidiaries (other than Company and its Subsidiaries) in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, use its reasonable best efforts to (x) cause any pre-existing condition limitations or eligibility waiting periods under such Parent or Subsidiary plan to be waived with respect to such Covered Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (y) recognize any health, dental or vision expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Parent or any of its Subsidiaries.

(c) From and after the Effective Time, Parent shall, or shall cause its Subsidiaries to, honor, in accordance with the terms thereof as in effect as of the date hereof or as may be amended or terminated after the date hereof with the prior written consent of Parent, each employment agreement and change in control agreement to which Company or any of its Subsidiaries is a party and the obligations of Company and its Subsidiaries as of the Effective Time under each deferred compensation plan or agreement to which they are a party.

(d) Nothing in this Section 6.5 shall be construed to limit the right of Parent or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiaries) to amend or terminate any Company Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 6.5 be construed to require the Parent or any of its

Subsidiaries (including, following the Closing Date, Company and its Subsidiaries) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date.

(e) Without limiting the generality of Section 9.9, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any Company Benefit Plan or other employee benefit plan for any purpose.

(f) Prior to the Effective Time, if requested by Parent in writing reasonably in advance of the Effective Time, the Company shall cause the Company employee stock ownership plan (“ESOP”), any or all Company 401(k) plans, any or all Company profit sharing plans and any other qualified plans of the Company to be terminated effective immediately prior to the Effective Time. At the request of Parent, termination of the ESOP will include taking any such action as Parent may reasonably determine to repay each loan thereunder.

(g) For purposes of this Agreement, “Company Benefit Plans” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and each employment, consulting, bonus, incentive or deferred compensation, vacation, stock option or other equity-based, severance, termination, retention, change of control, profit-sharing, fringe benefit or other similar plan, program, agreement or commitment, whether written or unwritten, for the benefit of any employee, former employee, director or former director of Company or any of its Subsidiaries entered into, maintained or contributed to by Company or any of its Subsidiaries or to which Company or any of its Subsidiaries is obligated to contribute, or with respect to which Company or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including any liability arising out of an indemnification, guarantee, hold harmless or similar agreement) or otherwise providing benefits to any current, former or future employee, officer or director of Company or any of its Subsidiaries or to any beneficiary or dependant thereof.

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Company or any of its Subsidiaries or who is or was serving at the request of Company or any of its Subsidiaries as a director or officer of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of Company or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time now existing in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or by-laws (or comparable organizational documents), and any existing indemnification agreements, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the request of Parent pursuant to Section 6.7 hereof, it being understood that nothing in this sentence shall require any amendment to the certificate of incorporation or by-laws of the Surviving Company.

(b) From and after the Effective Time, Parent shall and shall cause the Surviving Company to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Company or any of its Subsidiaries, and pertaining to any matter existing or occurring or alleged to have occurred, or any acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of Parent pursuant to Section 6.7 hereof.

(c) Parent shall cause the individuals serving as officers and directors of Company or any of its Subsidiaries immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Parent be required to expend annually in the aggregate an amount in excess of 250% of the annual premiums currently paid by Company for such insurance (the “Insurance Amount”), and provided, further, that if Parent is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Parent shall obtain as much comparable insurance as is available for the Insurance Amount.

(d) The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.7 Additional Agreements. (a) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of Company, on the other) or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at Parent’s sole expense, take all such necessary action as may be reasonably requested by Parent.

(b) Subject to the availability of funds, the Company shall and shall cause its Subsidiaries to reimburse within 2 business days after payment thereof all amounts paid by Parent pursuant to the Guaranty (as hereinafter defined). Any such amounts paid by Parent shall accrue interest from the time of such payment at a rate per annum equal to 3% over the “prime rate” (as announced by JPMorgan Chase Bank, National Association) in effect on the date that such amounts were originally required to be paid.

6.8 Exemption from Liability Under Section 16(b). Prior to the Effective Time, Parent and Company shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Company Common Stock or conversion of any derivative securities in respect of such shares of Company Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including any such actions specified in the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom, LLP.

6.9 No Solicitation.

(a) None of Company, its Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other representative) of Company or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving Company or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals, including the indication of any intention to propose any of the foregoing, being referred to herein as an “Alternative Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or (iii) enter into any agreement regarding any

Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of Company shall be permitted, prior to the meeting of Company stockholders to be held pursuant to Section 6.3, and subject to compliance with the other terms of this Section 6.9 (including but not limited to the preceding sentence) and to first entering into a confidentiality agreement with the person proposing such Alternative Proposal on terms substantially similar to, and no less favorable to Company than, those contained in the Confidentiality Agreement, to consider and participate in discussions and negotiations and provide information with respect to a bona fide Alternative Proposal received by Company, if and only to the extent that and so long as the Board of Directors of Company reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would cause it to violate its fiduciary duties to Company stockholders under applicable law.

As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any person (or group of persons) (other than Parent or its affiliates), directly or indirectly, acquires or would acquire more than 15% of the outstanding shares of Company or any of its Subsidiaries or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to a merger with Company or any of its Subsidiaries, whether from Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving Company or any of its Subsidiaries (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) (other than Parent or its affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of Company and securities of the entity surviving any merger or business combination including any of Company’s Subsidiaries) of Company or any of its Subsidiaries representing more than 15% of the fair market value of all the assets, net revenues or net income of Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving Company or any of its Subsidiaries other than the transactions contemplated by this Agreement.

(b) Company shall notify Parent promptly (but in no event later than 48 hours) after receipt of any Alternative Proposal, or any material modification of or material amendment to any Alternative Proposal, or any request for nonpublic information relating to Company or any of its Subsidiaries or for access to the properties, books or records of Company or any of its Subsidiaries, other than any such request that does not relate to and would not reasonably be expected to lead to, an Alternative Proposal. Such notice to Parent shall be made orally and in writing, and shall indicate the identity of the person making the Alternative Proposal or intending to make or considering making an Alternative Proposal or requesting non-public information or access to the books and records of Company or any of its Subsidiaries, and a copy (if in writing) and summary of the material terms of any such Alternative Proposal or modification or amendment to an Alternative Proposal. Company shall keep Parent fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Alternative Proposal, indication or request. Company shall also provide Parent 24 hours written notice before it enters into any discussions or negotiations concerning any Alternative Proposal in accordance with Section 6.9(a).

(c) Company and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Parent) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all persons other than Parent who have been furnished confidential information regarding Company in connection with the solicitation of or discussions regarding an Alternative Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Company agrees not to, and to cause its Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which Company or its Subsidiaries is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Alternative Proposal. Neither Company nor the Board of Directors of Company shall approve or take any action to render inapplicable to any Alternative Proposal or Alternative Transaction Section 203 of the DGCL or any similar Takeover Statutes.

(d) Except as expressly permitted by this Section 6.9(d), neither the Board of Directors of Company nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, the recommendation by the Board of Directors of Company of this Agreement and/or the Merger to Company’s stockholders, (ii) take any public action or make any public statement in connection with the meeting of Company stockholders to be held pursuant to Section 6.3 inconsistent with such recommendation or (iii) approve or recommend, or publicly propose to approve or recommend, or fail to recommend against, any Alternative Proposal (any of the actions described in clauses (i), (ii) or (iii), a “Change of Recommendation”). Notwithstanding the foregoing, the Board of Directors of Company may make a Change of Recommendation, if, and only if, each of the following conditions is satisfied:

(i) it receives an unsolicited Alternative Proposal that constitutes a Superior Proposal and such Superior Proposal has not been withdrawn;

(ii) Company has not breached any of the provisions set forth in Section 6.3 or this Section 6.9;

(iii) it reasonably determines in good faith (after consultation with outside legal counsel), that in light of a Superior Proposal the failure to effect such Change of Recommendation would cause it to violate its fiduciary duties to Company stockholders under applicable law;

(iv) Parent has received written notice from Company (a “Change of Recommendation Notice”) at least five business days prior to such Change of Recommendation, which notice shall (1) state expressly that Company has received a Alternative Proposal which the Board of Directors of Company has determined is a Superior Proposal and that Company intends to effect a Change of Recommendation and the manner in which it intends or may intend to do so and (2) include the identity of the person making such Alternative Proposal and a copy (if in writing) and summary of material terms of such Alternative Proposal; provided that any material amendment to the terms of such Alternative Proposal shall require a Change of Recommendation Notice at least two business days prior to such Change of Recommendation; and

(v) during any such notice period, Company and its advisors have negotiated in good faith with Parent to make adjustments in the terms and conditions of this Agreement such that such Alternative Proposal would no longer constitute a Superior Proposal.

As used in this Agreement, “Superior Proposal” means any proposal made by a third party (A) to acquire, directly or indirectly, for consideration consisting of cash and/or securities, 100% of the outstanding shares of Company Common Stock or 100% of the assets, net revenues or net income of Company and its Subsidiaries, taken as a whole and (B) which is otherwise on terms which the Board of Directors of Company determines in its reasonable good faith judgment (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, that the proposal, (i) if consummated would result in a transaction that is more favorable, from a financial point of view, to Company’s stockholders than the Merger and the other transactions contemplated hereby and (ii) is reasonably capable of being completed, including to the extent required, financing which is then committed or which, in the good faith judgment of the Board of Directors of Company, is reasonably capable of being obtained by such third party.

(e) Company shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other representatives) of Company or its Subsidiaries are aware of the restrictions described in this Section 6.9 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.9 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other representative) of Company or its Subsidiaries shall be deemed to be a breach of this Section 6.9 by Company.

(f) Nothing contained in this Section 6.9 shall prohibit Company or its Subsidiaries from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

6.10 Restructuring Efforts. If Company shall have failed to obtain the requisite vote or votes of its stockholders for the consummation of the transactions contemplated by this Agreement at a duly held meeting of its stockholders or at any adjournment or postponement thereof, then, unless this Agreement shall have been terminated pursuant to its terms, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither party shall have any obligation to alter or change the amount or kind of the Merger Consideration, or the tax treatment of the Merger, in a manner adverse to such party or its stockholders) and to resubmit the transaction to Company’s stockholders for approval, with the timing of such resubmission to be determined at the reasonable request of Parent.

6.11 Asset Option. In consideration of entering into this Agreement and the Guaranty attached hereto as Schedule 6.12, the Company hereby grants, on behalf of itself and its Affiliates, to Parent, subject to the terms and conditions set forth in this Section 6.11, the irrevocable right and option to acquire all of the Company’s and its Affiliates’ rights, title and interest (free and clear of all encumbrances) in and to the Company’s headquarters building located at 383 Madison Avenue, New York, New York (the “HQ Property”) for an amount in cash equal to the RE Consideration (as defined below) (the “Asset Option”). As used herein, “RE Consideration” shall mean $1.1 billion minus (x) the amount of the indebtedness or other encumbrances or liabilities to which the HQ Property is subject (provided that any such indebtedness, encumbrances or liabilities described in this clause (x) shall only be deducted to the extent Company has not paid and satisfied such indebtedness, encumbrances or liabilities in full prior to the closing of Parent’s or its designee’s acquisition of the HQ Property) and (y) any reasonable transaction costs incurred by Parent or its Affiliates in completing the transaction. The Asset Option shall only be exercisable if this Agreement is terminated either (x) by Parent pursuant to Section 8.1(e) or 8.1(f), or (y) (i)(A) by Parent pursuant to Section 8.1(d) or (B) by either Parent or the Company pursuant to Section 8.1(c), and (ii) prior to either such termination an Alternative Proposal shall have been publicly announced or otherwise communicated or made known to Company (or any person shall have publicly announced, communicated or made known an intention to make an Alternative Proposal), and shall not have been irrevocably withdrawn; in any such case the Asset Option shall be exercisable at Parent’s discretion from the time of such termination until the date that is six months following the date of such termination. If the Asset Option is exercised, the Company shall promptly take (and cause its applicable Affiliates to take) all necessary actions to vest in Parent or its designee, subject to receipt of the RE Consideration, all right and title, free and clear of all encumbrances, to the HQ Property, including as applicable stock certificates, real property transfer documents and any other documents reasonably requested by Parent. The Company further agrees to cooperate (and cause its applicable Affiliates to cooperate) with Parent, and to cause its Subsidiaries to cooperate with Parent, in taking all actions necessary to facilitate any exercise or consummation of the Asset Option, including with respect to obtaining any necessary government, regulatory or third-party approvals. If Parent exercises the Asset Option, then, if requested by Parent, the Company shall, and shall cause its Affiliates to, exercise the option to purchase the HQ Property pursuant to Section 14 and the other provisions of the Amended and Restated Lease, dated as of August 28, 2003, between ABN AMRO Bank, N.V., as Lessor, and Gregory/Madison Avenue LLC (a subsidiary of the Company), as Lessee (the “HQ Lease”), and take all actions required to acquire the HQ Property under the HQ Lease and simultaneously convey the HQ Property to Parent or its designee in the manner requested by Parent. The Company shall, and shall cause its Affiliates to, take all actions and enter into all agreements directed by Parent that are necessary to consummate the foregoing transactions and to convey to Parent or its designee good, marketable and insurable fee simple title to the HQ Property (free and clear of all encumbrances) by special warranty deed and otherwise as directed by Parent. The Company and its Affiliates shall exercise their best efforts to obtain any consents or waivers required to effectuate the foregoing transactions. All transfer taxes and other costs of consummating the foregoing transactions shall be borne by the Company. The closing of Parent’s or its designee’s acquisition of the HQ Property shall occur within 30 days of the exercise of the option or within such other period as shall be directed by Parent.

6.12 Guaranty. Parent has entered into as of the date hereof the Guaranty set forth on Schedule 6.12 and shall comply with the terms of such Guaranty, subject to the conditions set forth therein.

6.13 Tax Matters. Company shall consult with Parent (including in connection with the preparation of Company’s 2007 federal income tax return) regarding Company’s utilization of tax losses and any issues that could reasonably be expected to give rise to creation of or increase in “net operating loss” carryforwards, and shall, in Company’s reasonable discretion, take account of Parent’s views on such matters to the extent reasonably feasible.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. This Agreement, on substantially the terms and conditions set forth in this Agreement, shall have been approved and adopted by the requisite affirmative vote of the holders of Company Common Stock entitled to vote thereon.

(b) NYSE Listing. The shares of Parent Common Stock to be issued to the holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

7.2 Conditions to Obligations of Parent. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Company set forth in (i) Section 3.2(a) shall be true and correct except to a de minimis extent (relative to Section 3.2(a) taken as a whole), and (ii) Sections 3.2(b), 3.3(a), 3.3(b)(i), 3.7 and 3.13 shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and Parent shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to the foregoing effect.

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company to such effect.

(c) Regulatory Approvals. All regulatory approvals from the Federal Reserve, FINRA, the FSA, the Financial Services Agency of Japan, under the HSR Act and any other regulatory approvals set forth in Section 4.4 the failure of which to obtain would reasonably be expected to have a material adverse effect on Parent or the Company, in each case required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Parent Requisite Regulatory Approvals”).

7.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Sections 4.2, 4.3(a), 4.3(b)(i) and 4.7 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c) Regulatory Approvals. All regulatory approvals from the Federal Reserve, FINRA, the FSA, the Financial Services Agency of Japan, under the HSR Act and any other regulatory approvals set forth in Section 3.4 the failure of which to obtain would reasonably be expected to have a material adverse effect on Parent or the Company, in each case required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Company Requisite Regulatory Approvals”).

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Company:

(a) by mutual consent of Company and Parent in a written instrument authorized by the Boards of Directors of Company and Parent;

(b) by either Company or Parent, if any Governmental Entity that must grant a Parent Requisite Regulatory Approval or a Company Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c) by either Company or Parent, if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either Company or Parent (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by Company, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e) by Parent, if (i) the Board of Directors of Company shall have (A) failed to recommend in the Proxy Statement the approval and adoption of this Agreement, (B) made any Change of Recommendation, (C) approved or recommended, or publicly proposed to approve or recommend, any Alternative Proposal, whether or not permitted by the terms hereof or (D) failed to recommend to Company’s stockholders that they reject any tender offer or exchange offer that constitutes an Alternative Transaction within the ten business day period specified in Rule 14e-2(a) of the Exchange Act, (ii) Company shall have breached its obligations under Section 6.9 in any material respect adverse to Parent or (iii) Company shall have breached its obligations under Section 6.3 in any material respect by failing to call, convene and hold a meeting of its stockholders in accordance with Section 6.3; or

(f) by either Company or Parent, if its Board of Directors determines in good faith that the other party has substantially engaged in bad faith in breach of its obligations under Section 6.10.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Company, Parent, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 6.11, 8.2, 8.3, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9 and 9.10 shall survive any termination of this Agreement, and (ii) neither Company nor Parent shall be relieved or released from any liabilities or damages arising out of its knowing breach of any provision of this Agreement. Notwithstanding the foregoing, in the event of any termination of this Agreement, the Option Agreement shall remain in full force and effect to the extent provided therein.

8.3 Fees and Expenses. Except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Company and Parent, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of Company, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”). If the conditions set forth in Article VII are satisfied or waived during the two weeks immediately prior to the end of a fiscal quarter of Parent, then Parent may postpone the Closing until the first full week after the end of that fiscal quarter.

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Company, to:

The Bear Stearns Companies Inc.

383 Madison Avenue

New York, NY 10179

Attention: Chief Financial Officer

Facsimile: (212) 272-8904

and

The Bear Stearns Companies Inc.

383 Madison Avenue

New York, NY 10179

Attention: General Counsel

Facsimile: (212) 272-6594

with a copy to:

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

Attention:   Dennis J. Block

          William P. Mills

Facsimile:  (212) 504-6666

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Attention: Peter A. Atkins

Facsimile: (212) 735-2000

(b) if to Parent, to:

JPMorgan Chase & Co.

270 Park Avenue

New York, NY 10017

Attention: Stephen M. Cutler

Facsimile: (212) 270-3261

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:  Edward D. Herlihy

          Lawrence S. Makow

          Nicholas G. Demmo

Facsimile:  (212) 403-2000

9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to a Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All schedules and exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8 Publicity. Neither Company nor Parent shall, and neither Company nor Parent shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Parent, in the case of a proposed announcement or statement by Company, or Company, in the case of a proposed announcement or statement by Parent; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the NYSE.

9.9 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement. In no event shall any obligations of Parent hereunder or under any other agreement entered into in connection herewith (including but not limited to the Guaranty) be deemed to relieve any insurer or other third party from any obligation with respect to the Company or its Subsidiaries, or any of their respective directors, officers or employees.

9.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, Company and Parent have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

THE BEAR STEARNS COMPANIES INC.

By:	/s/ Alan D. Schwartz
Name: Alan D. Schwartz
Title: Chief Executive Officer

JPMORGAN CHASE & CO.

By:	/s/ James Dimon
Name: James Dimon
Title: Chairman and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Appendix B

Execution Version

AMENDMENT NO. 1

TO THE

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

THE BEAR STEARNS COMPANIES INC.

AND

JPMORGAN CHASE & CO.

Dated as of March 24, 2008

Exhibit A — Members of the Board of Directors of the Company

Exhibit B — Form of Voting Intention

Exhibit C — Share Exchange Agreement

Schedule 5.1 — Scheduled Collateral Pool

Schedule 6.12(a) — Amended and Restated Guaranty

Schedule 6.12(b) — Fed Guaranty

AMENDMENT NO. 1

TO THE

AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 1 (this “Amendment”), dated as of March 24, 2008, to the Agreement and Plan of Merger, dated as of March 16, 2008 (the “Merger Agreement”), by and between The Bear Stearns Companies Inc., a Delaware corporation (“Company”) and JPMorgan Chase & Co., a Delaware corporation (“Parent”).

WHEREAS, Section 8.4 of the Merger Agreement provides for the amendment of the Merger Agreement in accordance with the terms set forth therein; and

WHEREAS, the parties hereto desire to amend the Merger Agreement as set forth below; and

WHEREAS, as an inducement and condition to the entrance of Parent into this Amendment each of the members of the Board of Directors of the Company, whose names are set forth on Exhibit A hereto, has executed an instrument stating their present intention to vote their shares in favor of the approval and adoption of this Agreement at the Company stockholders meeting held for such purpose, which instrument is in the form attached hereto as Exhibit B;

WHEREAS, concurrently and in connection herewith, and as an inducement and condition to the entrance of Parent into this Amendment, Company and Parent are entering into a Share Exchange Agreement in the form attached hereto as Exhibit C (the “Share Exchange Agreement”), pursuant to which Company is issuing to Parent 95 million shares of Company Common Stock;

WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Amendment and the Share Exchange Agreement, (ii) determined that it is in the best interest of the Company and its creditors and other stakeholders to enter into this Amendment and the Share Exchange Agreement, (iii) approved the execution, delivery and performance of this Amendment and the Share Exchange Agreement and the consummation of the transactions contemplated hereby and thereby, and (iv) resolved to recommend the approval and adoption of the Merger Agreement, as amended by this Amendment, by the stockholders of the Company; and

WHEREAS, the Board of Directors of Parent has approved this Amendment and the Share Exchange Agreement and declared it advisable for Parent to enter into this Amendment and the Share Exchange Agreement; and

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions; References. Unless otherwise specifically defined herein, each term used herein shall have the meaning assigned to such term in the Merger Agreement. Each reference to “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement” shall, from and after the date hereof, refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement, as amended hereby, shall in all instances continue to refer to March 16, 2008, references to “the date hereof” and

“the date of this Agreement” shall continue to refer to March 16, 2008 and references to the date of the Amendment and “as of the date of the Amendment” shall refer to March 24, 2008.

ARTICLE II

AMENDMENTS TO MERGER AGREEMENT

Section 2.1 Amendment to Section 1.4(c). Section 1.4(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(c) Subject to Section 1.4(e), each share of the Company Common Stock, except for shares of Company Common Stock owned by Company or Parent (other than Trust Account Common Shares and DPC Common Shares), shall be converted, in accordance with the procedures set forth in Article II, into the right to receive 0.21753 (the “Exchange Ratio”) of a share of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”) (the “Merger Consideration”).”

Section 2.2 Amendment to Section 1.5(f) Section 1.5(f) of the Merger Agreement is hereby amended to add the following at the end thereof:

“Further, notwithstanding anything to the contrary contained in this Section 1.5, the Company and Parent will work together to implement the following if mutually agreed: the Company will (x) amend the Restricted Stock Unit Plan, as amended and restated as of March 31, 2004, as subsequently amended, and the Company Cap Plans (collectively, the “Unit Plans”) to permit the Company to allow participants in the Unit Plans to elect to have outstanding Company RSUs and Company CAP Units under the Unit Plans settled for cash (at the same time such units would otherwise have been settled for shares of Company Common Stock, and subject to the same terms and conditions) (it being understood that the text of such amendments will be subject to Parent’s approval), and (y) implement as soon as reasonably practicable a cash settlement election program with respect to outstanding Company RSUs and Company Cap Units under the Unit Plans, pursuant to which holders of such units may elect cash settlement, and the trustee of the trust underlying The Bear Stearns Companies Inc. 2008 Trust Agreement will be directed to sell on behalf of any such electing participant the shares of Company Common Stock that underlie such participant’s Company RSUs and Company CAP Units (it being understood that the terms of such program will be subject to Parent’s approval).”

Section 2.3 Amendment to Section 3.2(a). The seventh sentence of Section 3.2(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“As of the date of this Agreement, except pursuant to this Agreement as set forth in this Section 3.2 and except pursuant to the Share Exchange Agreement, Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Company Common Stock, Company Preferred Stock, Voting Debt or any other equity securities of Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Company Preferred Stock, Voting Debt or other equity securities of Company.”

Section 2.4 Amendment to Section 5.1. Section 5.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“5.1 Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, each of Company and Parent shall, and shall cause each of its respective Subsidiaries to, (a) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Company, Parent or Merger Sub to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby. In furtherance of the provisions of this Article V, the Company will, and will cause its Subsidiaries to, operate within their existing credit, principal, market and other risk limits and comply with existing risk-related policies and procedures. Parent shall have the right to oversee the Company and its Subsidiaries in the setting of such limits in any and all respects, and in connection with changes in any of the foregoing policies and procedures. From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Parent and/or its Subsidiaries shall have custody of and the immediate right to manage the Scheduled Collateral Pool and Related Hedges, with such custody and management rights to be delegated to the Federal Reserve Bank of New York effective as of the date hereof. “Scheduled Collateral Pool” shall mean the collateral listed on Schedule 5.1. “Related Hedges” shall mean those hedges and/or portions of hedges that relate to particular collateral in the Scheduled Collateral Pool as determined by Parent and the Federal Reserve Bank of New York. The Company agrees that between the date hereof and the Closing Date, the Company will cooperate in good faith with Parent in tax planning matters, provided that the Company shall be under no obligation to effect any transaction for tax-related purposes that are not in the best interests of the Company.”

Section 2.5 Amendment to Section 5.2. The first sentence of the first paragraph of Section 5.2 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“5.2 Company Forbearances. Subject to the continued effectiveness of the Guaranty (as hereinafter defined) and Parent’s compliance with the terms thereof, Parent shall be entitled to oversee the business, operations and management of the Company and its Subsidiaries in its reasonable discretion (provided that to the extent Company or its Subsidiaries take any action as a direct result of such oversight the consequences of which would be the breach of a covenant hereunder, Company shall not be deemed to have breached such covenant solely as a result of taking such action).”

Section 2.6 Amendment to Section 6.3. Section 6.3 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“6.3 Stockholder Approval. Company shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the requisite stockholder approval required in connection with the Merger, on substantially the terms and conditions set forth in this Agreement, and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The record date for any such meeting of Company stockholders shall be determined in prior consultation with and subject to the prior approval of Parent, and in any event shall be at least 3 Business Days after the Share Exchange Closing. The Board of Directors of Company shall use its reasonable best efforts to obtain from its stockholders the stockholder vote approving the Merger, on substantially the terms and conditions set forth in this Agreement, required to consummate the transactions contemplated by this Agreement, including by recommending that its stockholders approve and adopt this Agreement, the Merger and the other transactions contemplated hereby (provided that the obligation to make such recommendation shall be subject to Section 6.9(d)). Company shall submit this Agreement to its stockholders at the stockholder meeting even if its Board of Directors shall have withdrawn, modified or qualified its recommendation. As of the date of this Agreement, the Board of Directors of Company has adopted resolutions approving the Merger, on substantially the terms and conditions set forth in this Agreement, and directing that the Merger, on such terms and conditions, be submitted to Company’s stockholders for their consideration.”

Section 2.7 Amendment to Section 6.9(d). The last paragraph of Section 6.9(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“As used in this Agreement, “Superior Proposal” means any proposal made by a Qualifying Party (A) to acquire, directly or indirectly, for consideration consisting of cash and/or securities, 100% of the outstanding shares of Company Common Stock or 100% of the assets, net revenues or net income of Company and its Subsidiaries, taken as a whole and (B) which is otherwise on terms which the Board of Directors of Company determines in its reasonable good faith judgment (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, that the proposal, (i) if consummated would result in a transaction that is more favorable, from a financial point of view, to Company’s stockholders than the Merger and the other transactions contemplated hereby and (ii) is reasonably capable of being completed, including to the extent required, financing which is then committed or which, in the good faith judgment of the Board of Directors of Company, is reasonably capable of being obtained by such Qualifying Party. For purposes of the definition of Superior Proposal above, “Qualifying Party” means a third party that (i) enters into one or more guaranties of the obligations of the Company and its Subsidiaries that are at least equivalent (and no less comprehensive) to each of the Guaranty (as hereinafter defined) and the Fed Guaranty (which guaranties shall take effect simultaneously with the termination of, and shall supersede, the Guaranty and the Fed Guaranty), (ii) has capital, liquidity and financial strength sufficient that such replacement guaranties will enable Company and its Subsidiaries to conduct business in the ordinary course as then conducted and (iii) enters into financing and support arrangements with the Federal Reserve as are necessary to enable Company and its Subsidiaries to conduct business in the ordinary course as then conducted.”

Section 2.8 Amendment to Section 6.10. Section 6.10 of the Merger Agreement is hereby removed in its entirety and replaced in its entirety as follows:

“6.10 Voting Shares. Parent agrees that it shall vote any shares of Company Common Stock it beneficially owns and has the right to vote in favor of approving and adopting this Agreement at the Company stockholders’ meeting held for purposes of satisfying the condition set forth under Section 7.1(a).”

Section 2.9 Amendment to Section 6.11. The third sentence of Section 6.11 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“The Asset Option shall only be exercisable if (i) the approval of the Company’s stockholders required by Section 7.1(a) shall not have been obtained at the first duly held meeting of stockholders convened for the purpose of approving and adopting this Agreement, in which case the Asset Option shall be exercisable at Parent’s discretion from the time of such stockholder meeting until the date that is 120 days following the date of such stockholder meeting or (ii) this Agreement is terminated either by Parent pursuant to (1) Section 8.1(e) or (2)(x) Section 8.1(d) or by either Parent or the Company pursuant to Section 8.1(c) or 8.1(f), and (y) prior to such termination an Alternative Proposal shall have been publicly announced or otherwise communicated or made known to the Company (or any person shall have publicly announced, communicated or made known an intention to make an Alternative Proposal), and shall not have been irrevocably withdrawn, in any such case the Asset Option shall be exercisable at Parent’s discretion from the time of such termination until the date that is six months following the date of such termination.”

Section 2.10 Amendment to Section 6.12. Section 6.12 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“6.12 Guaranties and Related Agreements. Parent has entered into as of the date hereof, as part of the consideration under the Share Exchange Agreement, the Amended and Restated Guaranty set forth on Schedule 6.12(a) (for all purposes hereunder the “Guaranty”) and the Fed Guaranty set forth on Schedule 6.12(b) and shall comply with the terms of the Guaranty and such Fed Guaranty, subject to the conditions set forth therein. The Company agrees to execute, deliver and perform its obligations under, and to cause its Affiliates intended to be parties thereto to execute, deliver and perform their obligations under, the Collateral and Guaranty Agreement set forth on Schedule 6.12(c) and the Mortgages set forth on Schedule 6.12(d) and each document or instrument required to be executed, delivered and performed thereunder.”

Section 2.11 Amendment to Section 8.1. Section 8.1 of the Merger Agreement is hereby amended to include a new clause (g) as set forth herein and clauses (e) and (f) of Section 8.1 and the last paragraph of Section 8.1 of the Merger Agreement are hereby amended and restated in their entirety to read as follows:

“(e) by Parent, if (i) the Board of Directors of Company shall have made any Change of Recommendation, (ii) Company shall have breached its obligations under Section 6.9 in any material respect adverse to Parent or (iii) Company shall have breached its obligations under Section 6.3 in any material respect by failing to call, convene and hold a meeting of its stockholders in accordance with Section 6.3;

(f) by either Company or Parent, if both (i) the approval of the Company’s stockholders required by Section 7.1(a) shall not have been obtained at a duly held meeting of Company stockholders convened for the purpose of approving and adopting this Agreement, and (ii) 120 days shall have elapsed from the date of such meeting; provided that the parties may by mutual agreement extend the 120-day period referred to in this clause (ii) (for the avoidance of doubt, the foregoing shall not supersede or contravene any rights under Section 8.1(c)); or

(g) By Parent, if a Governmental Entity of competent jurisdiction shall have issued an order, injunction or decree, which order, injunction or decree remains in effect and has become final and nonappealable, that preliminarily or permanently enjoins or prohibits or makes illegal the issuance of shares of the Company Common Stock to Parent pursuant to the Share Exchange Agreement or prevents Parent from voting such shares in favor of approving and adopting this Agreement at the meeting of Company stockholders held for that purpose (an “Injunction”); provided that such termination shall not become effective until the later to occur of (1) the 120th day following the date such Injunction becomes final and nonappealable and (2) the earlier to occur of (A) the 60th day following the date of the Company stockholders meeting specified in the first definitive proxy statement mailed to the Company’s stockholders in connection with the Company stockholders meeting to be held for purposes of obtaining the approval of the Company’s stockholders required by Section 7.1(a), and (B) the 180th day following the date on which the Injunction became final and nonappealable.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f) or (g) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.”

Section 2.12 Termination of Stock Option Agreement. Parent and the Company hereby agree that the Option Agreement (as defined in the Merger Agreement) is hereby terminated and revoked in all respects.

ARTICLE III

MISCELLANEOUS

Section 3.1 No Further Amendment. Except as expressly amended hereby, the Merger Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Merger Agreement or any of the documents referred to therein. For the avoidance of doubt, the issuance of shares of Company Common Stock pursuant to the Share Exchange Agreement shall not be deemed “transactions contemplated by this Agreement.”

Section 3.2 Effect of Amendment. This Amendment shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

Section 3.3 Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 3.4 Separability Clause. In case any one or more of the provisions contained in this Amendment should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected, impaired, prejudiced or disturbed thereby.

Section 3.5 Counterparts. This Amendment may be simultaneously executed in several counterparts, and all such counterparts executed and delivered, each as an original, shall constitute one and the same instrument.

Section 3.6 Headings. The descriptive headings of the several Sections of this Amendment were formulated, used and inserted in this Amendment for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

THE BEAR STEARNS COMPANIES INC.

By:	/s/ Alan D. Schwartz
Name: Alan D. Schwartz
Title: Chief Executive Officer

JPMORGAN CHASE & CO.

By:	/s/ James Dimon
Name: James Dimon
Title: Chairman and Chief Executive Officer

Appendix C

Opinion of Lazard Frères & Co. LLC

[Letterhead of Lazard Frères & Co. LLC]

CONFIDENTIAL

March 24, 2008

The Board of Directors

The Bear Stearns Companies Inc.

383 Madison Avenue

New York, NY 10179

Dear Members of the Board:

We understand that JPMorgan Chase & Co., a Delaware corporation (“Parent”), and The Bear Stearns Companies Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger dated March 16, 2008 (the “Original Merger Agreement”), which Parent and the Company amended (the “Amendment” and the Original Merger Agreement, as amended, the “Merger Agreement”) on the date hereof. Pursuant to the Merger Agreement, Parent agreed to acquire the Company through the merger of a subsidiary of Parent (“Merger Sub”) with and into the Company (the “Merger”). Pursuant to the Merger, each issued and outstanding share of common stock, par value $1.00 per share, of the Company (“Company Common Stock”), other than any Excluded Shares (as defined below), shall be automatically converted into and become the right to receive 0.21753 of a fully paid and nonassessable share (the “Exchange Ratio”) of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”), subject to certain adjustments set forth in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

In connection with your deliberations concerning the Amendment and certain other contemporaneous agreements, you requested our opinion, as of the date hereof, as to the fairness, from a financial point of view, to the holders of shares of Company Common Stock (other than holders of Excluded Shares) of the Exchange Ratio.

We note that, pursuant to the Original Merger Agreement, each issued and outstanding share of Company Common Stock, other than any Excluded Shares, was to be converted into and become the right to receive 0.05473 of a fully paid and nonassessable share (the “Original Exchange Ratio”) of Parent Common Stock. During the course of your deliberations concerning the Original Merger Agreement and the other options available to the Company at such time, you requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Company Common Stock (other than holders of Excluded Shares) of the Original Exchange Ratio. Taking into account the assumptions and qualifications set forth in our letter and the extraordinary circumstances present at such time, we were of the opinion that, as of March 16, 2008, the Original Exchange Ratio was fair, from a financial point of view, to the holders of the Company Common Stock (other than the holders of Excluded Shares).

Despite the financial support from the Original Merger Agreement and related agreements, the Company continues to have operational difficulties and would face a serious liquidity crisis absent the amendments to the Original Merger Agreement and related agreements. Following the announcement of the Original Merger Agreement and related agreements on March 16, 2008, the Company’s liquidity position continued to deteriorate, customers continued to withdraw funds and funding (other than from Parent and the Federal Reserve) was not available. During the past week, the Company and its advisors have been engaged in discussions with Parent (and it is our understanding that Parent has been engaged in discussions with various governmental entities) concerning modifications to the terms and conditions of the Original Merger Agreement and related agreements

The Board of Directors

The Bear Stearns Companies Inc.

March 24, 2008

to address, among other things, concerns that the Merger would not be completed and the Parent guaranty would terminate, and perceived deficiencies and uncertainty on the part of the Company’s customers, counterparties and lenders regarding the scope and terms of the Parent guaranty. As a result of these discussions, you have entered into the Amendment.

We have assumed, based on our discussions with the Company’s management and your other advisors, the following facts relating to the Company’s liquidity as of the close of business on March 21, 2008 (many of which assumptions were similarly applicable at the time of execution of the Original Merger Agreement):

•	The Company has very little or no unrestricted cash on hand.

•

The Company and its principal operating subsidiaries have a very limited amount of unencumbered assets available as collateral for any financings that the Company may seek to obtain on an immediate basis.

•

As a result of general market conditions and matters specific to the Company’s financial condition, the Company currently is having difficulty accessing the capital markets on a stand-alone basis, and this difficulty will continue for the foreseeable future.

•

The Company, during the course of the past week and under the oversight of Parent, has used substantially all available collateral to obtain loans from the Federal Reserve discount window, pursuant to the window access for primary dealers announced (after execution of the Original Merger Agreement) by the Federal Reserve on March 16, 2008.

•

The Federal Reserve has not offered any financial assistance to the Company on a stand-alone basis, other than the primary dealer window access described above, which was announced after the execution of the Original Merger Agreement.

•

Absent immediately receiving substantial ongoing sources of liquidity and funding, the Company and its subsidiaries would likely be required to seek protection from their creditors and, for many of these entities, this protection would likely be in the form of a Chapter 7 filing.

The nature of the Company’s various businesses, assets and financing arrangements, some of which would be afforded differing treatment in bankruptcy, and the complexity of the Company’s operations would have resulted in difficult issues of valuation in the event of a bankruptcy, creating significant uncertainty regarding the value of the Company Common Stock in such an environment. As you know, in light of the facts and circumstances, including, without limitation, information received from the Company regarding the expected treatment of its businesses, assets and financing arrangements in bankruptcy and the expected actions of its customers, counterparties, creditors, employees and regulators in the context of a bankruptcy, we have again assumed, without independent verification, that the holders of Company Common Stock would likely receive no value in the event of a liquidation of the Company.

We also note that, although the Company and we initiated a process to identify potential acquirors and a variety of potential acquirors were contacted prior to the execution of the Original Merger Agreement, the terms of the Original Merger Agreement and the Amendment have been negotiated and reviewed by the Company over a brief period of time and without the benefit of a prolonged auction process. Importantly, both as a condition to entry into the Original Merger Agreement and to the Amendment, we understand that Parent required the participation of, or action by, certain governmental entities, including the provision of a line of credit from the Federal Reserve. We also understand that this participation and action by these governmental entities affected both the Original Exchange Ratio and the Exchange Ratio. Since the execution of the Original Merger

The Board of Directors

The Bear Stearns Companies Inc.

March 24, 2008

Agreement, the Company has informed us that it is not aware, nor are we aware, of any other potential acquirors that have proposed an alternative, or a serious or credible interest in developing an alternative, to the Merger.

As a result, the Company and its Board of Directors have been faced with a rapidly narrowing set of alternatives, which, at this time, are limited to the Merger (either on the terms and conditions as modified by the Amendment or not) or seeking protection from creditors in bankruptcy. We have taken the foregoing facts and assumptions (together with the other facts and assumptions set forth in this opinion) into account when determining the meaning of “fairness” for purposes of this opinion.

In connection with this opinion, we have (i) reviewed the financial terms and conditions of the Merger Agreement, (ii) analyzed certain historical publicly available business and financial information relating to the Company and Parent and (iii) conducted such other financial studies, analyses and investigations as we deemed appropriate in light of the limited time in which you requested that we prepare this opinion. With your consent, (x) our review of Parent was limited to certain publicly-available information, (y) we did not review any financial forecasts relating to the Company or Parent because we were advised that such financial forecasts, with respect to the Company, were no longer applicable and (z) accordingly, we did not perform certain other diligence or analyses that we would customarily conduct in connection with preparing a fairness opinion. For purposes of this opinion, “Excluded Shares” means any shares of Company Common Stock held by Parent or owned by Merger Sub, the Company or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the effective time of the Merger.

We have relied upon the accuracy and completeness of all information provided to us, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities of the Company or Parent, or concerning the solvency or fair value of the Company or Parent. In particular, we do not express any opinion as to the value of any asset of the Company, whether at current market prices or in the future. We note, however, that, under the ownership of a company with adequate liquidity and capital, such as Parent, the value of some or all of the assets of the Company could substantially improve, resulting in significant returns to Parent if the Merger is consummated.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of the Company Common Stock or Parent Common Stock may trade at any time, including subsequent to the date of this opinion.

In rendering our opinion, we have assumed, with your consent, that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions, and that in the course of obtaining the necessary regulatory or third party approvals for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the Merger. In addition, we have assumed that the representations and warranties of the Company and Parent contained in the Merger Agreement are true and complete. We do not express any opinion as to any tax or other consequences that might result from the Merger, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects of the Merger or any related transaction, including, without limitation, (x) the purchase of 95,000,000 shares of Company Common Stock by Parent, (y) the option to purchase certain real property of the Company granted to Parent by the Company in connection with the Merger and (z) the changes to the terms of the Merger and related

The Board of Directors

The Bear Stearns Companies Inc.

March 24, 2008

transactions set forth in the Amendment (other than the Exchange Ratio to the extent expressly specified herein). In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Merger, or class of such persons, relative to the Exchange Ratio or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as investment banker to the Company in connection with the Merger and will receive a fee for our services, a portion of which became payable on the execution of the Original Merger Agreement, another portion of which became payable on the delivery of our opinion in connection therewith and another portion of which is contingent upon the consummation of the Merger. We have in the past provided, and may currently or in the future provide, investment banking services to the Company, Parent or their respective affiliates that are unrelated to the proposed Merger (including, without limitation, Lazard’s current role as financial advisor to JPMorgan Chase Bank, N.A., Hong Kong Branch in connection with a proposed transaction), for which services we have received or may receive customary fees. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly held in large part by managing directors of Lazard) may actively trade securities of the Company or Parent for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company in connection with its consideration of the Merger.

Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such holder should vote or act in connection with the Merger or any matter related thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Stock (other than the holders of Excluded Shares).

Very truly yours, LAZARD FRÈRES & CO. LLC

By	/S/ GARY W. PARR
Gary W. Parr Deputy Chairman

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